


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
WASH, D.C.
354
SECTION

January 30, 2002

*Please reply to:*
*STEVE CLOUTIER*
*Executive Vice President & C.O.O.*
*Direct dial: (403) 213-6800*
*E-Mail: cloutiers@apfenergy.com*


02002936

SUPPL

2100,144 FOURTH AVENUE S.W.
CALGARY, ALBERTA T2P 3N4
PHONE: (403) 294-1000
TOLL FREE: (800) 838-9206
FAX: (403) 294-1074
EMAIL: INVEST@APFENERGY.COM
WEBSITE: WWW.APFENERGY.COM

**By Courier**

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

**Re: APF Energy Trust (the "Company")**
**File No. 82-5166**
**<u>Exemption Pursuant to Rule 12g3-2(b)</u>**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

| Document | Dated |
|---|---|
| Cover Letter | January 17, 2002 |
| Interim financial statements - French | January 17, 2002 |
| Material change report - English | January 29, 2002 |
| MRRS Decision Document (Preliminary) | January 25, 2002 |
| Preliminary Receipt | January 28, 2002 |
| Preliminary short form prospectus - English | January 25, 2002 |
| Preliminary short form prospectus - French | January 25, 2002 |
| Press release - English | January 24, 2002 |
| Press release - English | January 22, 2002 |
| Press release - English | January 21, 2002 |



As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
Encl.

* NOTE TO SENDER: Please note that U.S. stamps must be used.

M:\Legal & Corporate\Regulatory\Securities Commissions\SEC - US\Exemption Letter



FRASER MILNER CASGRAIN s.r.l.
Affaires. Conseils. Succès.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
607497-002

Le 17 janvier 2002

**Via SEDAR**
Madame Diane Joly
*Chef du Service de l'information continue*
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

**Objet : APF Energy Trust**
**Projet n° 00406653**

Madame,

Au nom de APF Energy Trust, nous déposons la version française du rapport intermédiaire, y compris les états financiers cumulés non vérifiés pour le trimestre terminé le 30 septembre 2001.

Le présent dépôt complète le dépôt effectué le 29 novembre 2001 par Montréal Trust.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

850298.pdf


SEC MAIL
PROCESSING
RECEIVED
JAN 31 2002
WASH. D.C.
354
SECTION

# APF ENERGY TRUST

## RAPPORT INTERMÉDIAIRE POUR LE TRIMESTRE TERMINÉ LE 30 SEPTEMBRE 2001

APF Energy Trust (« APF » ou la « Fiducie ») est heureuse de présenter ses résultats d'exploitation et ses résultats financiers pour le trimestre terminé le 30 septembre 2001.

***SOMMAIRE DES RÉSULTATS***

| | Trimestres terminés les 30 septembre | | |
|---|---|---|---|
| **EXPLOITATION** | **2001** | **2000** | **Variation en %** |
| Production quotidienne (moyenne) | | | |
| Pétrole (b) | **3 838** | 1 230 | 212 |
| Gaz (kpi³) | **15 351** | 12 763 | 20 |
| LGN (b) | **112** | 298 | (62) |
| Total (bep : 6 kpi³= 1 bep) | **6 509** | 3 655 | 78 |
| Répartition de la production (6 kpi³= 1 bep) | | | |
| Pétrole et LGN | **61 %** | 42 % | 45 |
| Gaz | **39 %** | 58 % | (33) |
| Prix des marchandises ($ CA) | | | |
| Pétrole (par b) | **33,91** | 44,04 | (23) |
| Gaz (par kpi³) | **3,33** | 5,05 | (34) |
| LGN (par b) | **31,47** | 35,55 | (11) |
| Moyenne (bep : 6 kpi³ = 1 bep) | **28,39** | 35,35 | (20) |
| **RÉSULTATS FINANCIERS** (en milliers de dollars, sauf les montants par part/bep) | | | |
| Produits | **18 316** | 11 554 | 59 |
| Par part | **1,26** | 1,62 | (22) |
| Flux de trésorerie liés à l'exploitation | **11 448** | 6 909 | 66 |
| Par part | **0,79** | 0,97 | (19) |
| Bénéfice net | **4 291** | 4 140 | 4 |
| Par part | **0,30** | 0,58 | (48) |
| Bénéfice distribuable | **9 066** | 5 737 | 58 |
| Par part | **0,63** | 0,81 | (22) |
| Distributions | **11 602** | 3 450 | 236 |
| Par part | **0,80** | 0,48 | 67 |
| Charges d'exploitation par bep | **6,30** | 6,55 | (4) |
| Revenu net d'exploitation par bep | **19,12** | 20,54 | (7) |
| Dette bancaire | **59 750** | 23 909 | 150 |
| **MARCHÉ** | | | |
| Parts en circulation (en milliers) | | | |
| Fin du trimestre | **14 504** | 7 115 | 104 |
| Moyenne | **14 503** | 7 113 | 104 |
| Cours | | | |
| Prix de part à la fin du trimestre ($) | **9,39** | 9,10 | 3 |
| Volume (en milliers) | **2 424** | 816 | 197 |
| Valeur (en milliers de dollars) | **25 711** | 7 110 | 262 |

*BILAN*

| | 30 septembre 2001 | 31 décembre 2000 |
|---|---|---|
| | (non vérifiés) | (vérifiés) |
| **ACTIF** | | |
| **Actif à court terme** | | |
| Encaisse | **13 512 $** | 66 231 $ |
| Comptes débiteurs | **11 432 900** | 7 443 285 |
| Autres éléments d'actif à court terme | **2 207 350** | 1 341 398 |
| | **13 653 762** | 8 850 914 |
| Immobilisations | **187 050 848 $** | 58 537 348 $ |
| | **200 704 610 $** | 67 388 262 $ |
| **PASSIF** | | |
| **Passif à court terme** | | |
| Comptes créditeurs et charges à payer | **11 157 430 $** | 4 388 318 $ |
| Sommes dues à APF Management Inc. | **1 449 722** | 685 988 |
| Distributions de la Redevance à effectuer | **3 625 970** | 1 570 659 |
| | **16 233 122** | 6 644 965 |
| Impôts sur les bénéfices futurs | **31 205 501** | 4 652 982 |
| Dette à long terme | **59 750 000** | 25 735 555 |
| Obligation au titre de la restauration des lieux | **3 366 132** | 2 143 041 |
| | **110 554 755** | 39 176 543 |
| **CAPITAUX PROPRES** | | |
| Capital-actions | **10** | 10 |
| Compte de placement des porteurs de parts | **130 971 170** | 57 704 112 |
| Bénéfices non répartis | **23 491 238** | 6 080 443 |
| Distributions de la Redevance déclarées | **(64 312 563)** | (35 572 846) |
| | **90 149 855** | 28 211 719 |
| | **200 704 610 $** | 67 388 262 $ |

*RÉSULTATS ET BÉNÉFICES NON RÉPARTIS*
*(SANS VÉRIFICATION)*

| | Trimestres terminés les 30 septembre | | Périodes de neuf mois terminées les 30 septembre | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| **Revenus** | | | | |
| Ventes de pétrole et de gaz | **17 781 849 $** | 11 386 954 $ | **52 425 618 $** | 29 049 462 $ |
| Autres revenus d'exploitation | **534 514** | 166 559 | **941 258** | 644 731 |
| | **18 316 363** | 11 553 513 | **53 366 876** | 29 694 193 |
| **Charges** | | | | |
| Redevances à la Couronne | **1 971 279** | 1 447 606 | **5 635 719** | 3 388 714 |
| Autres redevances | **1 127 982** | 995 449 | **4 596 353** | 2 516 580 |
| Charges d'exploitation | **3 769 126** | 2 201 918 | **8 787 173** | 6 117 954 |
| Frais généraux et administratifs | **644 174** | 389 776 | **2 026 121** | 1 431 253 |
| Frais de gestion | **385 706** | 234 415 | **1 193 417** | 609 306 |
| Intérêts sur la dette à long terme | **880 198** | 461 903 | **2 027 268** | 1 379 260 |
| Impôts sur le capital et autres impôts et taxes | **305 523** | 2 318 | **698 886** | 141 295 |
| Épuisement et amortissement | **6 047 262** | 2 056 621 | **13 250 972** | 5 428 574 |
| Frais de restauration des lieux | **353 386** | 227 880 | **800 627** | 676 973 |
| | **15 484 636** | 8 017 886 | **39 016 536** | 21 689 909 |
| Bénéfice d'exploitation | **2 831 727** | 3 535 627 | **14 350 340** | 8 004 284 |
| Élément inhabituel | **–** | 210 212 | **–** | 210 212 |
| **Bénéfice avant les impôts sur les bénéfices** | **2 831 727** | 3 745 839 | **14 350 340** | 8 214 496 |
| Charge d'impôts sur les bénéfices futurs (recouvrement) | **(1 459 070)** | (394 271) | **(3 398 333)** | (1 244 021) |
| **Bénéfice net pour la période** | **4 290 797** | 4 140 110 | **17 748 673** | 9 458 517 |
| Bénéfices non répartis au début de la période | **19 332 366 $** | (580 682) $ | **6 080 443 $** | (5 797 293) $ |
| Dividende de la participation résiduelle de 1 % | **(131 924) $** | (72 567) $ | **(337 877) $** | (174 363) $ |
| Ajustement relatif au changement de convention comptable | **–** | (2 196 982) | **–** | (2 196 982) |
| Bénéfices non répartis à la fin de la période | **23 491 239 $** | 1 289 879 $ | **23 491 239 $** | 1 289 879 $ |
| Résultat net par part | **0,296 $** | 0,582 $ | **1,523 $** | 1,330 $ |
| Résultat net dilué par part | **0,294 $** | 0,578 $ | **1,514 $** | 1,321 $ |

*FLUX DE TRÉSORERIE*
*(SANS VÉRIFICATION)*

| | Trimestres terminés les 30 septembre | | Périodes de neuf mois terminées les 30 septembre | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| **Flux de trésorerie liés aux Activités d'exploitation** | | | | |
| Bénéfice net pour la période | **4 290 797 $** | 4 140 110 $ | **17 748 673 $** | 9 458 517 $ |
| Plus les éléments hors trésorerie | | | | |
| Épuisement et amortissement | **6 047 262** | 2 056 621 | **13 250 972** | 5 428 574 |
| Restauration des lieux | **353 386** | 227 880 | **800 627** | 676 973 |
| Impôts sur les bénéfices reportés | **(1 459 070)** | (394 271) | **(3 398 333)** | (1 244 021) |
| Flux de trésorerie liés à l'exploitation | **9 232 375** | 6 030 340 | **28 401 939** | 14 320 043 |
| Variation des éléments hors caisse du fonds de roulement | | | | |
| Comptes débiteurs | **789 290** | (469 130) | **(1 114 114)** | (1 708 278) |
| Autres éléments d'actif à court terme | **514 627** | (45 324) | **(823 544)** | (111 887) |
| Comptes créditeurs et charges à payer | **(1 326 317)** | 1 268 380 | **2 678 322** | 2 382 644 |
| Sommes dues à APF Management | **386 802** | 114 546 | **763 734** | 211 883 |
| Distributions de la Redevance à effectuer | **(724 794)** | 533 783 | **2 055 311** | 757 819 |
| Tranche à court terme de l'acquisition manquée | **–** | (2 742 270) | **–** | (2 742 270) |
| Variation nette des éléments hors caisse du fonds de roulement | **(360 392)** | (1 340 015) | **3 559 709** | (1 210 089) |
| Distributions de la Redevance déclarées | **(11 602 496)** | (3 549 864) | **(28 739 717)** | (8 621 257) |
| | **(2 730 513)** | 1 140 461 | **3 221 931** | 4 488 697 |
| **Activités d'investissement** | | | | |
| Restauration des lieux | **(362 630)** | (10 970) | **(528 386)** | (62 210) |
| Achat d'Alliance Energy Inc. | **–** | – | **(39 836 074)** | – |
| Achat de terrains pétrolifères et gazéifères | **(10 316 210)** | (2 328 083) | **(54 921 426)** | (4 599 254) |
| Produit de la vente de terrains | **2 578 680** | 48 277 | **2 578 680** | 387 775 |
| Placement d'éléments d'actif à long terme | **–** | 1 015 000 | **–** | 950 000 |
| | **(8 100 160)** | (1 275 776) | **(92 707 206)** | (3 323 689) |
| **Activités de financement** | | | | |
| Émission de parts contre espèces | **–** | – | **68 080 000** | 8 925 542 |
| Levée d'options d'achat d'actions | **10 947** | – | **990 492** | – |
| Passif au titre de l'acquisition manquée | **–** | (650 803) | **–** | (650 803) |
| Dette à long terme, montant net | **11 105 470** | 719 540 | **25 564 445** | (8 312 184) |
| Dividende de la participation résiduelle de 1 % | **(131 924)** | (72 567) | **(337 877)** | (174 363) |
| Frais d'émission de parts de la Redevance | **(387 180)** | (57 089) | **(4 864 504)** | (1 023 485) |
| | **10 597 313** | (60 919) | **89 432 556** | (1 235 293) |

| | Trimestres terminés les 30 septembre | | Périodes de neuf mois terminées les 30 septembre | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| Variation des liquidités | **(233 360)** | (196 234) | **(52 719)** | (70 285) |
| Liquidités au début de la période | **246 872** | 222 469 | **66 231** | 96 550 |
| Liquidités à la fin de la période | **13 512 $** | 26 235 $ | **13 512 $** | 26 265 $ |
| **Opérations hors caisse**, se reporter à la note sur l'acquisition d'Alliance Energy Inc. | | | | |
| Les paiements en espèces ayant trait à certains éléments sont les suivants : | | | | |
| Intérêts | **1 341 110** | 461 903 | **2 336 172** | 1 379 260 |
| Dividendes | **94 609** | 101 796 | **110 138** | 184 246 |
| Distributions de la Redevance | **12 327 290** | 2 738 350 | **26 684 406** | 4 947 071 |
| Impôts sur le capital | **305 523** | 2 318 | **698 886** | 141 295 |

*DISTRIBUTIONS DE LA REDEVANCE*
*(SANS VÉRIFICATION)*

| | Trimestres terminés les 30 septembre | | Périodes de neuf mois terminées les 30 septembre | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| Ventes de pétrole et de gaz | **17 781 849 $** | 11 386 954 $ | **52 425 618 $** | 29 049 462 $ |
| Autres revenus | **534 514 $** | 166 559 $ | **941 258 $** | 644 731 $ |
| | **18 316 363 $** | 11 553 513 $ | **53 366 876 $** | 29 694 193 $ |
| **Moins:** | | | | |
| Redevances autres que celles à la Couronne | **1 127 982** | 995 449 | **4 596 353** | 2 516 580 |
| Charges d'exploitation | **3 769 126** | 2 201 918 | **8 787 173** | 6 117 954 |
| Frais généraux et administratifs | **494 634** | 315 915 | **1 595 571** | 1 110 524 |
| Frais généraux et administratifs de la Fiducie | **149 540** | 73 861 | **430 550** | 320 729 |
| Frais de gestion | **385 706** | 235 415 | **1 193 417** | 609 306 |
| Frais du service de la dette | **880 198** | 461 903 | **2 027 268** | 1 379 260 |
| Dépenses en immobilisations | **4 401 599** | 2 316 988 | **9 586 293** | 4 537 039 |
| Prélèvements sur les facilités de crédit | **(4 401 599)** | (2 316 988) | **(9 586 293)** | (4 537 039) |
| Apport au fonds d'abandon des lieux | **75 000** | 10 970 | **250 000** | 62 210 |
| Impôts sur le capital et autres impôts et taxes | **305 523** | 2 318 | **698 886** | 141 295 |
| | **7 187 709** | 4 296 749 | **19 579 218** | 12 257 858 |
| **Bénéfice assujetti à la Redevance** | **11 128 654 $** | 7 256 764 $ | **33 787 658 $** | 17 436 335 $ |
| 99 % du bénéfice assujetti à la Redevance | **11 017 367 $** | 7 184 196 $ | **33 449 781 $** | 17 261 972 $ |
| 99 % des droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances à recevoir | **(1 951 565) $** | (1 447 606) $ | **(5 579 361) $** | (3 388 714) |
| **Bénéfice distribuable** | **9 065 802 $** | 5 736 590 $ | **27 870 420 $** | 13 873 258 $ |
| Augmentation (diminution) de la réserve pour prélèvements sur le fonds de roulement | **(2 536 694) $** | 2 286 568 $ | **(869 297) $** | 5 252 204 $ |
| Bénéfice distribué | **11 602 496** | 3 450 022 | **28 739 717** | 8 621 054 |
| Bénéfice versé | **7 976 526** | 1 955 965 | **25 113 747** | 7 126 997 |
| Bénéfice payable | **3 625 970 $** | 1 494 057 $ | **3 625 970 $** | 1 494 057 $ |
| Bénéfice distribuable par part de la Fiducie (moyenne pondérée) | **0,800 $** | 0,485 $ | **2,466 $** | 1,212 $ |

***NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CUMULÉS POUR LA PéRIODE DE NEUF MOIS TERMINÉE LE 30 SEPTEMBRE 2001 (SANS VÉRIFICATION)***

**Principales conventions comptables**

Les présents états financiers cumulés intermédiaires d'APF Energy Trust (la « Fiducie ») ont été préparés par la direction selon les principes comptables généralement reconnus du Canada. Les principes comptables suivis sont décrits dans les états financiers cumulés annuels de la Fiducie qui figurent aux pages 26 à 32 du rapport annuel de 2000 de la Fiducie, sauf le changement apporté à la méthode des actions autodétenues visant le calcul du bénéfice par part, et ils doivent être lus à la lumière de ces états financiers intermédiaires.

**Acquisition d'Alliance Energy Inc.**

Le 11 avril 2001, APF Energy a acquis 98,86 % des actions ordinaires d'Alliance Energy Inc. (« Alliance »). Elle a depuis fait l'acquisition des actions restantes selon la méthode d'acquisition obligatoire de la *Business Corporations Act* de l'Alberta. Le prix d'achat a été réglé par le paiement d'une somme d'environ 35,3 M$ et l'émission, par la Fiducie, de 0,9 million de ses parts au prix présumé de 10,05 $ par part. L'opération totale, qui tient aussi compte de la prise en charge de la dette actuelle d'Alliance, est évaluée à quelque 44,4 M$.

Avant que APF Energy ne conclut l'entente visant l'acquisition d'Alliance, cette dernière avait convenu d'acheter, à un tiers sans lien de dépendance, certains terrains producteurs d'environ 2 000 barils par jour de pétrole situés à proximité des propriétés existantes. L'opération a été conclue le 30 avril 2001 pour une contrepartie totale de 42,4 M$ (après ajustements).

Après sa conclusion, Alliance et APF Energy ont fusionnées. L'entité issue de la fusion continue d'exercer ses activités sous la dénomination « APF Energy Inc. ».

L'acquisition d'Alliance a été comptabilisée selon la méthode de l'achat pur et simple, l'actif net ayant été acquis, et la contrepartie, payée, comme suit :

| | |
|---|---|
| **Actif net acquis à une valeur donnée :** | |
| Découvert bancaire | (1 453 135) $ |
| Fonds de roulement déficitaire | (1 172 881) |
| Immobilisations | 89 059 097 |
| Dette à long terme | (8 450 000) |
| Impôts sur les bénéfices futurs | (29 950 852) |
| Provision pour les frais de restauration des lieux | (588 220) |
| **Montant net** | 47 444 009 $ |
| **Contrepartie** | |
| Émission de parts de la Fiducie | 9 061 070 $ |
| Financement bancaire | 35 328 536 |
| Frais d'acquisition à payer à un apparenté | 701 143 |
| Frais d'acquisition | 2 353 260 |
| **Total** | 47 444 009 $ |

**Dette à long terme**

Au cours du premier trimestre de 2001 et en rapport avec l'acquisition d'Alliance Energy Inc,. APF Energy a ajusté la facilité de crédit qu'elle avait contractée auprès de ses banquiers. La facilité totalise 77 M$. Les montants empruntés en vertu de la facilité de 77 M$ portent intérêt selon une échelle de taux progressive liée au ratio de la dette aux flux de trésorerie d'APF Energy. Ces taux vont du taux

préférentiel minimal (ou taux de base américain pour les emprunts portant intérêt à ce taux) majoré de 0,125 % au taux préférentiel maximal (ou taux de base américain) majoré de 1,5 %. Ces emprunts peuvent également prendre la forme de lettres de créance assorties de commissions de 1,125 % à 2 %, d'acceptations bancaires assorties de commissions d'acceptation de 1,125 % à 2,50 %, ou d'emprunts portant intérêt au TIOL (taux interbancaire offert à Londres) plus la marge applicable de 1,125 % à 2,50 %. Les fonds disponibles en vertu de la facilité se situent présentement à 64,5 M$. Des titres de placement supplémentaires, y compris une première obligation à charge flottante et à charge fixe d'une valeur nominale de 125 M$, ont été livrés par APF Energy.

Au 15 août 2001, 48 M$ avaient été prélevés en vertu de cette facilité.

**Capitaux propres**

Le capital autorisé de la Fiducie consiste en 500 000 000 parts.

| **Parts de la Fiducie émises** | **Nombre de parts** | **Montant** |
|---|---|---|
| Solde au début de la période | 7 139 357 | 63 358 758 |
| Émission en vertu du prospectus du 16 février 2001 | 3 300 500 | 33 005 000 |
| Parts émises pour l'acquisition d'Alliance Energy Inc. | 901 599 | 9 061 070 |
| Émission en vertu du prospectus du 29 juin 2001 | 3 050 000 | 35 075 000 |
| Parts émises en vertu du régime d'intéressement au capital de la Fiducie | 112 424 | 990 492 |
| Frais d'émission de parts : | | |
| Solde au début de la période | | (5 654 646) |
| Période courante | | (4 864 504) |
| | 14 503 880 | 130 971 170 |

Les montants par part du bénéfice net et du bénéfice distribuable sont établis en fonction de la moyenne pondérée des parts en circulation, qui s'élevait à 14 503 022 pour le trimestre terminé le 30 septembre 2001. Toutefois, la Fiducie a adopté la méthode des actions autodétenues pour calculer le résultat dilué par part. Selon cette méthode, toutes les options sont présumées être émises et le produit tiré de la levée de ces options est présumé servir à acheter des parts au prix du marché moyen en vigueur pendant le trimestre. Les parts supplémentaires ont été prises en compte dans le calcul du résultat dilué par part. Pour la période de neuf mois terminée le 30 septembre 2001, les parts supplémentaires étaient au nombre de 54 642. Le montant par part des distributions effectuées ou déclarées reflètent les distributions réelles effectuées et déclarées établies en fonction du nombre de parts en circulation à ce moment-là.

Le capital autorisé d'APF Energy consiste en un nombre illimité d'actions ordinaires, dont 10 ont été émises au prix de 1,00 $ l'action le 30 septembre 2001.

## *RÉPERTOIRE DE LA DIRECTION*

***Administrateurs et dirigeants d'APF Energy Inc.***

**Don Engle**, administrateur indépendant*

**William Dickson**, administrateur indépendant*

**Daniel Mercier**, administrateur indépendant

**Martin Hislop**, administrateur*, président et chef de la direction

**Steven Cloutier**, administrateur, vice-président directeur et chef de l'exploitation

**Bonnie Nicol**, vice-présidente, Exploitation

**R. Kenneth Pretty**, vice-président, Expansion de l'entreprise et terrains

**Alan MacDonald**, vice-président, Finance
* *membre du comité de vérification*

***Avocats***
**Parlee McLaws**
Calgary (Alberta)

***Banque***
**Banque Nationale du Canada**
Calgary (Alberta)

***Ingénieurs-conseils***
**Gilbert Laustsen Jung Associates Ltd.**
Calgary (Alberta)

***Fiduciaire, agent comptable des registres et agent des transferts***
**Computershare Trust Company of Canada**
Calgary (Alberta)

***Vérificateurs***
**PricewaterhouseCoopers s.r.l.**
Calgary (Alberta)

***Inscription à la Bourse***
**Bourse de Toronto**
Symbole : « AY.UN »

***Siège social***
2100, 144 – 4th Avenue S.W.
Calgary (Alberta) T2P 3N4
Téléphone : (403) 294-1000
Téléphone (sans frais) : 800 838-9206
Télécopieur : (403) 294-1074
Internet : www.apfenergy.com
Courriel : invest@apfenergy.com

## *ÉNONCÉS PROSPECTIFS*

Certains énoncés du présent rapport intermédiaire sont des « énoncés prospectifs », y compris les prévisions sur les prix du pétrole et du gaz, les estimations sur la production future, les dates estimatives d'achèvement des projets de construction et de mise en valeur, les plans d'affaires en matière de forage et d'exploration, les montants estimatifs et l'échéancier des dépenses en immobilisations ainsi que les niveaux d'endettement et les taux de redevance anticipés. De plus, les renseignements sur les réserves contenus dans le présent document peuvent aussi être considérés comme des énoncés prospectifs étant donné que les estimations relatives aux réserves laissent entendre que les ressources décrites peuvent être rentabilisées dans l'avenir. Ces énoncés sont fondés sur des attentes, des estimations et des projections actuelles qui comportent un certain nombre de risques et d'incertitudes qui pourraient faire en sorte que les résultats réels diffèrent des résultats prévus par APF.

*COMMENTAIRES GÉNÉRAUX*

*APRÈS LA CONCLUSION DES ACHATS : RÉCOLTER LES AVANTAGES*

Alors que le deuxième trimestre s'est caractérisé par la croissance dans un nouveau secteur de base et par une expansion appréciable du nombre de nos porteurs de parts, le trimestre de juillet à septembre a marqué le lancement d'un important programme de dépenses en immobilisations qui, à notre avis, place APF dans une position très avantageuse pour continuer de retirer de la valeur de ses éléments d'actif.

La conclusion en avril de deux opérations qui ont augmenté de façon marquée la production et les réserves dans le sud-est de la Saskatchewan a essentiellement doublé la taille d'APF. À la mi-juillet, nous avons entrepris un programme intégré de forage visant ces nouveaux actifs, prévoyant le forage d'approximativement deux puits par mois pendant les douze à dix-huit prochains mois.

Dotée d'une équipe technique compétente possédant de nombreuses années d'expérience en matière d'exploitation dans la région, APF a remporté un taux de succès de 100 %, ayant foré et mis en service cinq puits, lesquels produisent à un taux quotidien global de 500 bep (332 bep nets pour APF). Trois nouveaux puits (APF détient une participation de 50 % dans deux puits et de 90 % dans le troisième) sont en cours de forage ou de mise en service.

*LA CONJONCTURE DES PRIX DES MARCHANDISES*

Plus tôt au cours de l'année, l'industrie pétrolière et gazière a connu une remarquable confluence de cours élevés de pétrole et de gaz. La conjoncture actuelle des prix des marchandises n'est plus aussi robuste et, en fait, des fluctuations quotidiennes de plus ou moins 5 % ne sont pas inhabituelles.

Notre industrie a relevé des défis dans le passé et APF a toujours démontré qu'elle était à la hauteur de la situation. En 1998, lorsque les prix du pétrole ont chuté à des niveaux près des minimums records, APF a connu un exercice financier remarquable, versant 1,84 $ par part alors qu'un grand nombre de ses concurrents (qui, tout comme APF, avaient aussi effectué des placements initiaux de titres à 10 $ en 1996) ne payaient que 50 à 60 % de cette somme. Nous croyons fermement que nous continuerons de faire preuve de l'aptitude à gérer efficacement la variabilité actuelle des prix des marchandises.

*ACQUISITIONS ET CESSIONS*

Le 31 août 2001, APF a effectué l'acquisition de 8,5 M$ de biens pétroliers et gaziers situés dans la région de Sakwatamau, dans le centre-ouest de l'Alberta. La production quotidienne actuelle s'élève à 300 barils d'équivalent pétrole, soit 190 barils de pétrole et 650 000 pieds cubes de gaz. Les volumes liés aux redevances s'élèvent à 30 bep additionnels par jour. L'acquisition comprend une participation de 100 % dans une raffinerie de gaz ayant une capacité excédentaire, 10 sections de terres non mises en valeur, plus de 100 milles de données sismiques 2D et deux relevés sismiques 3D. APF a dégagé plusieurs possibilités d'accroître les flux de trésorerie tirés des biens, y compris le raccordement de puits de gaz fermés, l'optimisation de la raffinerie, le forage de développement et la poursuite de possibilités de raffinage pour des tiers dans la région.

Dans le cadre d'un processus de rationalisation en cours pendant le troisième trimestre, APF a vendu pour environ 2,6 M$ certains actifs secondaires situés dans les régions du centre-nord de l'Alberta et du centre-ouest de la Saskatchewan. Ces actifs produisaient globalement 67 bep par jour.

*NOTE CONCERNANT LA CONVERSION DES VOLUMES DE GAZ NATUREL*

Depuis le 1er janvier 2001, suivant en celà la tendance de l'industrie, APF s'est mise à convertir les volumes de gaz naturel en barils d'équivalent pétrole à raison de six pour un plutôt que de dix pour un. Tous les chiffres historiques ont également été convertis selon le même ratio. Par conséquent, pour les renvois à des rapports intermédiaires antérieurs, on doit tenir compte de la nouvelle formule de conversion.

*ANALYSE PAR LA DIRECTION*

*PRIX DES MARCHANDISES, PRODUCTION ET REVENUS*

Bien qu'ils soient encore très fermes par rapport aux montants historiques, les prix du pétrole et du gaz ont faibli au cours du trimestre, s'établissant en moyenne à 28,39 $ le bep (35,35 $ au cours de troisième trimestre de 2000), soit une moyenne de 33,91 $ le baril de pétrole (44,04 $ en 2000) et une moyenne de 3,33 $ le kpi$^3$ de gaz (5,05 $ en 2000).

En raison de l'incidence complète des acquisitions records du deuxième trimestre, la production a bondi de 78 % par rapport à l'exercice précédent. Au cours du trimestre, APF a produit en moyenne 3 838 b/j (1 230 b/j pour le troisième trimestre de 2000), 112 b/j de LGN (298 b/j en 2000) et 15 351 kpi$^3$/j de gaz (12 763 kpi$^3$/j en 2000). Exprimée en barils d'équivalent pétrole, la production totale est passée de 3 655 en 2000 à 6 509 pour le troisième trimestre de l'exercice.

Cette hausse de la production a plus que compensé la diminution des prix des marchandises, les revenus ayant grimpé à 18,3 M$ (1,26 $ par part), contre 11,6 M$ (1,62 $ par part) pour le même trimestre de l'exercice précédent. L'incidence de cette hausse s'est répercutée dans l'ensemble de l'état des résultats, les flux de trésorerie liés à l'exploitation ayant atteint 11,4 M$ ou 0,79 $ par part en 2001, contre 6,9 M$ ou 0,97 $ la part en 2000. Le bénéfice net s'est établi à 4,3 M$ (0,30 $ la part), contre 4,1 M$ (0,58 $ la part) pour le même trimestre du dernier exercice.

Au cours du troisième trimestre, APF avait un certain nombre de couvertures sur le pétrole et le gaz. Bien que les couvertures sur le gaz n'aient pas eu d'incidence notable sur le prix net reçu par APF, la vente à terme de pétrole a donné lieu à un gain de couverture de 1,50 $ par baril. Le sommaire des couvertures d'APF à compter du 1er octobre 2001 se présente comme suit :

| | Oct. | Nov. | Déc. | Janv. | Fév. | Mars. |
|---|---|---|---|---|---|---|
| **Couvertures sur le pétrole** | | | | | | |
| Volume total pour le mois (b/j) | 3 000 | 800 | 500 | 2 000 | 2 000 | 2 000 |
| Prix moyen (US/b) | 27,80 $ | 27,54 $ | 27,50 $ | 27,38 $ | 24,00 $ | 23,85 $ |
| **Couvertures sur le gaz*** | | | | | | |
| Volume total pour le mois (Gj/j) | - | - | 2 625 | 2 625 | 2 625 | 2 625 |
| Prix moyen (CA/Gj) | | | 3,94 à 4,78 $ | 3,94 à 4,78 $ | 3,94 à 4,78 $ | 3,94 à 4,78 $ |

*CHARGES D'EXPLOITATION*

Les charges d'exploitation du troisième trimestre ont diminué pour s'établir à 6,30 $ par bep, contre 6,55 $ par bep pour le trimestre correspondant de l'exercice précédent, suivant une tendance ayant débuté avec l'acquisition des actifs dans le sud-est de la Saskatchewan pendant le deuxième trimestre. La direction estime que les charges d'exploitation par bep continueront de diminuer.

*BÉNÉFICE DISTRIBUABLE ET DISTRIBUTIONS*

Le bénéfice distribuable du trimestre a totalisé 9,1 M$ (0,63 $ par part), contre 5,7 M$ (0,81 $ par part) pour la période correspondante de l'exercice précédent. Les distributions en espèces se sont élevées à 11,6 M$ (0,80 $ par part), en regard de 3,5 M$ (0,48 $ par part) un an plus tôt. L'excédent des distributions sur le bénéfice distribuable reflète des distributions élevées soutenues dans une période de baisse des prix des marchandises, rendues possibles par le cumul d'un excédent considérable au cours des périodes antérieures.

Le 16 novembre 2001, APF a annoncé une distribution de 0,20 $, payable le 15 décembre 2001. Les distributions de 2001 totaliseront donc 3,045 $. Le tableau qui suit présente le détail des distributions effectuées par la fiducie :

| **Distributions effectuées** | **Montant** |
|---|---|
| Total en 1997 | 1,510 $ |
| Total en 1998 | 1,840 $ |
| Total en 1999 | 1,555 $ |
| Total en 2000 | 1,900 $ |
| Total en 2001 | 3,045 $ |
| **Total depuis l'établissement** | **9,850 $** |

### *CONSEIL EN FISCALITÉ*

Il est prévu qu'APF déclarera son bénéfice imposable de 2001 à la mi-mars 2002, suivant l'achèvement de la vérification des comptes.

### *LIQUIDITÉS ET RESSOURCES EN CAPITAL*

Par suite de l'émission de 35 M$ d'actions à la fin du deuxième trimestre, la dette à long terme a été ramenée à 48,6 M$ au 30 juin 2001. L'incidence nette de l'acquisition de Sakwatamau, de cessions d'actifs secondaires et du lancement du programme de forage dans le sud-est de la Saskatchewan a été un accroissement de la dette à long terme, laquelle est passée à 59,7 M$ au 30 septembre 2001, contre 23,9 M$ à la fin du troisième trimestre de l'exercice précédent. La dette actuelle s'établit à approximativement 54,5 M$.

### *ÉVÉNEMENTS POSTÉRIEURS*

### *CESSIONS D'ACTIFS SECONDAIRES*

APF a récemment convenu de vendre deux autres actifs secondaires, dans le cadre d'opérations distinctes totalisant 3,7 M$. La vente de ces biens non exploités, situés dans le nord-ouest de l'Alberta et le sud-est de la Saskatchewan et produisant un total de 140 bep par jour devrait prendre effet avant le début de décembre.

### *PLACEMENT PRIVÉ*

Le 22 octobre 2001, APF a annoncé qu'elle avait effectué un placement privé sans courtage de 1 080 000 parts de fiducie au prix de 9,55 $ la part, pour un produit total de 10 314 000 $. Les nouvelles parts de fiducie sont admissibles à la distribution de 0,20 $ du 15 novembre 2001. Après la conclusion du placement privé, APF avait 15 583 880 parts en circulation. Les fonds reçus ont été immédiatement affectés au remboursement de la dette bancaire et seront investis dans le programme de forage de développement d'APF dans le sud-est de la Saskatchewan, ainsi que dans des acquisitions à venir.




# MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("Trust")

   Address: Suite 2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   January 24, 2002

3. Publication of the Material Change:

   News Release issued: January 24, 2002
   Canada Newswire

4. Summary of Material Change:

   The Trust has entered into an underwriting agreement with Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Research Capital Corporation, TD Securities Inc. and Dundee Securities Corporation as underwriters, for the sale of 2,600,000 Trust Units at $9.75 per Trust Unit. The Trust has also granted to the underwriters an option to acquire 650,000 Trust Units on the same terms, exercisable 48 hours before the date of closing. A preliminary prospectus was filed with securities regulators across Canada and a receipt obtained January 25, 2002.

5. Full Description of Material Change:

   The Trust has entered into an underwriting agreement with Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Research Capital Corporation, TD Securities Inc. and Dundee Securities Corporation as underwriters, for the sale of 2,600,000 Trust Units at $9.75 per Trust Unit. The Trust has also granted to the underwriters an option to acquire 650,000 Trust Units on the same terms, exercisable 48 hours before the date of closing. A preliminary prospectus was filed with securities regulators across Canada and a receipt obtained January 25, 2002.

The net proceeds of the offering will be used by the Trust to pay for a royalty on oil and gas properties previously acquired by APF Energy Inc. and to provide working capital to APF Energy Inc., initially to reduce the bank debt of APF Energy Inc.

Closing is expected to occur on or about February 13 , 2002.

6. Reliance on Section 118(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officer: Steven G. Cloutier
   Executive Vice-President and Chief Operating Officer
   APF Energy Management Inc.
   2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 28th day of January, 2002.

(Signed) "Steven G. Cloutier"
Executive Vice-President and
Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

A·S·C
ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201**
**MUTUAL RELIANCE REVIEW SYSTEM FOR**
**PROSPECTUSES AND ANNUAL INFORMATION FORMS**


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH. D.C.
SECTION

**AND**

**IN THE MATTER OF**

**APF Energy Trust**

**DECISION DOCUMENT**

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated January 25, 2002.

DATED at Edmonton, Alberta this January 25, 2002

*"Agnes Lau"*
Agnes Lau, C.A.
Deputy Director, Capital Markets

**Note:**
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project #417288



ommission
s valeurs mobilières
Québec

arché des capitaux


SEC MAIL PROCESSING
RECEIVED
JAN 31 2002
354
WASH. D.C.
SECTION

**DÉCISION N° : 2002-MC-0219**

**NUMÉRO DE PROJET SÉDAR: 417288**

## VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

**APF Energy Trust**

*Nom de l'émetteur*

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus simplifié provisoire du 25 janvier 2002.

| Le 25 janvier 2002 | *(s) Jean-François Bernier* |
| --- | --- |
| Date du visa | Jean-François Bernier<br>Le directeur des marchés des capitaux |

/lb

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 • Télécopieur : (514) 873-6155

***Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces du Canada; toutefois, il n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que les autorités en valeurs mobilières n'aient visé le prospectus.***

*Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié; quiconque donne à entendre le contraire commet une infraction.*

***Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada ont été intégrés par renvoi au présent prospectus simplifié.*** *On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de APF Energy Inc., au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, au numéro de téléphone (403) 294-1000. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de APF Energy Inc., à l'adresse et au numéro de téléphone indiqués ci-dessus.*

*Ni le placement ni la vente des titres visés par le présent prospectus simplifié n'ont été inscrits en vertu de la* Securities Act of 1933 *des États-Unis, en sa version modifiée, et aucun de ces titres ou droits sur ceux-ci ou participations dans ceux-ci ne peuvent être offerts à des fins de vente ou d'achat, vendus, transférés ou aliénés d'une autre manière, directement ou indirectement, aux États-Unis, sauf conformément à une déclaration d'inscription déclarée valide par la* Securities and Exchange Commission *des États-Unis en vertu de cette loi ou aux termes d'une dispense d'inscription. voir « Mode de placement ».*

**Prospectus simplifié provisoire daté du 25 janvier 2002**

**Nouvelle émission**


SEC MAIL
PROCESSING
RECEIVED
JAN 31 2002
354
WASH. D.C.
SECTION

# APF ENERGY TRUST

**25 350 000 $**
**2 600 000 parts de fiducie**

**PRIX : 9,75 $ PAR PART DE FIDUCIE**

APF Energy Trust (la « Fiducie ») assure par les présentes l'admissibilité de 2 600 000 parts de fiducie (les « parts de fiducie ») à des fins de placement au prix de 9,75 $ chacune. Les parts de fiducie en circulation sont inscrites et affichées à des fins de négociation à la Bourse de Toronto (la « BT ») sous le symbole « AY.UN ». Le 24 janvier 2002, le cours de clôture des parts de fiducie s'est établi à 10,20 $ à la BT. Le prix d'émission des parts de fiducie qui font l'objet des présentes a été fixé par voie de négociation entre APF Energy Inc. (le « APF Energy »), pour le compte de la Fiducie, et Scotia Capitaux Inc., Marchés mondiaux CIBC Inc., Financière Banque Nationale inc., Corporation Recherche Capital, Valeurs Mobilières TD Inc. et Corporation de valeurs mobilières Dundee (collectivement, les « preneurs fermes »).

| | Prix d'émission | Rémunération des preneurs fermes | Produit net pour la Fiducie[1] |
|---|---|---|---|
| Par part de fiducie | 9,75 $ | 0,4875 $ | 9,2625 $ |
| Total[2] | 25 350 000 $ | 1 267 500 $ | 24 082 500 $ |

Notes

(1) Sans déduire les frais du présent placement, estimés à 200 000 $, qui seront réglés, ainsi que la rémunération des preneurs fermes, au moyen des fonds de la Fiducie affectés à des fins générales.

(2) La Fiducie a octroyé aux preneurs fermes une option (l'« option des preneurs fermes ») visant l'achat d'un nombre maximal global de 650 000 parts de fiducie, selon les modalités stipulées ci-dessus, qui peut être levée jusqu'à 48 heures avant la date de la clôture. L'admissibilité à des fins de placement de l'option des preneurs fermes et des parts de fiducie émises à la levée de celle-ci est assurée par le présent prospectus simplifié. Si l'option des preneurs fermes est levée intégralement, le prix d'émission, la rémunération des preneurs fermes et le produit net pour la Fiducie, sans déduire les frais du présent placement, totaliseront respectivement 31 687 500 $, 1 584 375 $ et 30 103 125 $. Voir « Mode de placement ».

De l'avis des conseillers juridiques, les parts de fiducie constitueront des placements admissibles en vertu des lois mentionnées à la rubrique « Admissibilité à des fins de placement ».

**Scotia Capitaux Inc. et Financière Banque Nationale inc., deux des preneurs fermes, sont des filiales directes ou indirectes de banques à charte canadiennes qui sont des prêteurs de APF Energy et envers lesquelles celle-ci est actuellement endettée. APF Energy a émis à l'intention de la Fiducie une redevance de 99 % sur le revenu qu'elle tire du pétrole et du gaz. Par conséquent, la Fiducie peut être considérée comme un émetteur relié à ces preneurs fermes aux fins de la réglementation sur les valeurs mobilières de certaines provinces canadiennes. La Fiducie affectera le produit net du présent placement, après avoir payé l'obligation différée de versement du prix d'achat (au sens des présentes) à APF Energy, au fonds de roulement de cette dernière, qui s'en servira d'abord pour rembourser une partie de sa dette envers ces banques. Voir « Liens entre les prêteurs de APF Energy et les preneurs fermes » et « Emploi du produit ».**

Les preneurs fermes offrent conditionnellement les parts de fiducie, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie, leur remise aux preneurs fermes et leur acceptation par ces derniers, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Parlee McLaws LLP, pour le compte de la Fiducie, et par Burnet, Duckworth & Palmer LLP, pour le compte des preneurs fermes. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, attribuer des parts de fiducie en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un cours autre que celui qui serait formé sur le marché libre. Voir « Mode de placement ». Les souscriptions seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que les certificats définitifs représentant les parts de fiducie puissent être remis à la clôture du présent placement, qui devrait avoir lieu vers le 13 février 2002.

## TABLE DES MATIÈRES



## PRINCIPALES ABRÉVIATIONS ET DÉFINITIONS

Dans le présent prospectus simplifié, les abréviations et termes suivants ont le sens qui leur est attribué ci-après :

| | |
|---|---|
| **GJ** | gigajoule (0,95 kpi$^3$) |
| **md** | millidarcy |
| **LGN** | liquides de gaz naturel |
| **b** | baril ou barils |
| **kb** | millier de barils |
| **b/j** | baril par jour |
| **kbrs** | millier de barils en réservoir de stockage |
| **kpi$^3$** | millier de pieds cubes |
| **Mpi$^3$** | million de pieds cubes |
| **Gpi$^3$** | milliard de pieds cubes |
| **kpi$^3$/j** | millier de pieds cubes par jour |
| **Mpi$^3$/j** | million de pieds cubes par jour |
| **Btu** | unités thermales britanniques |
| **MBtu** | million d'unités thermales britanniques |
| **bep** | barils équivalents de pétrole |
| **kbep** | millier de barils équivalents de pétrole |
| **bep/j** | barils équivalents de pétrole par jour |
| **m** | mètre |
| **km** | kilomètre |

Note : **Aux fins du présent document, sauf en ce qui a trait à certains documents intégrés par renvoi (y compris la notice annuelle au sens des présentes), six kpi$^3$ de gaz naturel et un b de LGN correspondent chacun à un b de pétrole, la conversion n'étant fondée ni sur le prix ni sur le contenu énergétique. Pour ce qui est de certains documents intégrés par renvoi au présent prospectus simplifié, 10 kpi$^3$ de gaz naturel et un b de LGN correspondent chacun à un b de pétrole, la conversion n'étant fondée ni sur le prix ni sur le contenu énergétique.**

« **CIAR** » désigne le crédit d'impôt de l'Alberta au titre des redevances.

« **obligation différée de versement du prix d'achat** » désigne l'obligation permanente de la Fiducie de verser à APF Energy, dans la mesure où elle dispose des fonds nécessaires à cet égard, le montant du prix d'achat rajusté des avoirs miniers canadiens supplémentaires acquis par APF Energy et de certaines dépenses en immobilisations désignées, en contrepartie d'une partie de la redevance octroyée à la Fiducie par APF Energy.

« **porteurs de parts** » désigne un porteur de parts de la Fiducie.

« **propriétés du sud-est de la Saskatchewan** » désigne les propriétés pétrolifères et gazéifères acquises par Alliance Energy Inc. (maintenant APF Energy, à la suite de la fusion) le 30 avril 2001 dans les zones Queensdale, Tatagwa, Ingoldsby, Carlyle, Star Valley, Lost Horse Hills, Macoun, Sherwood, Skinner Lake et Innes.

Sauf indication contraire, toutes les sommes indiquées dans les présentes sont exprimées en dollars canadiens.

## ADMISSIBILITÉ À DES FINS DE PLACEMENT

De l'avis de Parlee McLaws LLP et de Burnet, Duckworth & Palmer LLP, à la condition que les hypothèses énoncées à la rubrique « Considérations fiscales fédérales canadiennes » se réalisent à la date de la clôture, les parts de fiducie constitueront, à la date de clôture du présent placement, des placements admissibles pour les fiducies régies par un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite, un régime enregistré d'épargne-études ou un régime de participation différée aux bénéfices en vertu de la *Loi de l'impôt sur le revenu* (Canada) et ne constitueront pas des biens étrangers pour ces régimes. L'avis qui précède suppose que la législation applicable actuellement en vigueur ne sera pas modifiée avant la date d'émission des parts de fiducie.

L'admissibilité des parts de fiducie à des fins de placement pour les acquéreurs auxquels les lois suivantes s'appliquent est, dans certains cas, régie par des critères qui doivent être établis par ces acquéreurs à titre de politique ou de directive conformément aux lois applicables (et, s'il y a lieu, aux règlements y afférents) et est assujettie aux normes de placement prudent ainsi qu'aux dispositions générales en matière de placement des lois en question :

*Loi sur les sociétés d'assurances* (Canada)
*Loi sur les sociétés de fiducie et de prêt* (Canada)
*Loi sur les associations coopératives de crédit* (Canada)
*Loi de 1985 sur les normes de prestation de pension* (Canada)
*Financial Institutions Act* (Colombie-Britannique)
*Pension Benefits Standards Act* (Colombie-Britannique)
*Loan and Trust Corporations Act* (Alberta)
*Employment Pension Plans Act* (Alberta)
*The Pension Benefits Act, 1992* (Saskatchewan)
*Loi sur les assurances* (Manitoba)
*Loi sur les fiduciaires* (Manitoba)
*Loi sur les prestations de pension* (Manitoba)
*Loi sur les régimes de retraite* (Ontario)
*Loi sur les assurances* (Québec)
*Loi sur les sociétés de fiducie et les sociétés d'épargne* (Québec) (à l'exception des sociétés de fiducie en ce qui a trait aux fonds, autres que les dépôts, qui sont administrés pour le compte de tiers)
*Loi sur les régimes complémentaires de retraite* (Québec)

## DOCUMENTS INTÉGRÉS PAR RENVOI

**Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada ont été intégrés par renvoi au présent prospectus simplifié.** On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de APF Energy, au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, au numéro de téléphone (403) 294-1000. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de APF Energy, à l'adresse et au numéro de téléphone indiqués ci-dessus.

L'information intégrée par renvoi au présent prospectus provient des documents suivants de la Fiducie et de Alliance Energy Inc. (« Alliance »), qui ont été déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada :

a) la notice annuelle de la Fiducie datée du 11 mai 2001, y compris l'analyse par la direction de la situation financière et des résultats d'exploitation pour l'exercice terminé le 31 décembre 2000 qui y est intégrée par renvoi (la « notice annuelle »);

b) les rubriques intitulées « Renseignements sur Alliance », « Renseignements sur l'acquisition au sud-est de la Saskatchewan », « Incidence des acquisitions sur la Fiducie et APF Energy », « États financiers » et « États financiers pro forma » qui figurent dans le prospectus de la Fiducie daté du 21 juin 2001 ayant trait à l'acquisition de Alliance et des propriétés du sud-est de la Saskatchewan;

c) la circulaire d'information datée du 30 avril 2001 ayant trait à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 6 juin 2001 (la « circulaire »), à l'exclusion des rubriques « Graphique de rendement » et « Régie d'entreprise » (qui sont réputées ne pas être intégrées aux présentes par renvoi);

d) les états financiers cumulés comparatifs intermédiaires non vérifiés de la Fiducie pour le trimestre et la période de neuf mois terminés les 30 septembre 2001 et 2000, qui figurent dans le rapport intermédiaire du troisième trimestre de 2001 (ces états financiers ayant été dressés selon les mêmes principes comptables généralement reconnus que les états financiers vérifiés du 31 décembre 2000 et devant être lus parallèlement à ceux-ci);

e) l'analyse par la direction de la période de neuf mois terminée le 30 septembre 2001, qui figure dans le rapport intermédiaire du troisième trimestre de 2001;

f) les états financiers cumulés comparatifs vérifiés de la Fiducie et les notes complémentaires pour les exercices terminés les 31 décembre 2000 et 1999, ainsi que le rapport des vérificateurs de la Fiducie y afférent, qui figurent dans le rapport annuel 2000 de la Fiducie;

g) les états financiers consolidés comparatifs vérifiés de Alliance pour chacun des exercices terminés les 30 novembre 2000, 1999 et 1998 ainsi que le rapport des vérificateurs de Alliance y afférent;

h) les états financiers consolidés comparatifs non vérifiés de Alliance pour les trimestres terminés les 28 février 2001 et 2000;

i) l'avis de changement important de la Fiducie daté du 23 octobre 2001 ayant trait à la clôture d'un placement privé de 1 080 000 parts de fiducie;

j) l'avis de changement important de la Fiducie daté du 29 juin 2001 ayant trait à la clôture d'une nouvelle émission de 3 050 000 parts de fiducie;

k) l'avis de changement important daté du 19 juin 2001 ayant trait à la signature d'une convention de prise ferme prévoyant une nouvelle émission de parts de fiducie;

l) l'avis de changement important de la Fiducie daté du 7 mai 2001 ayant trait à l'acquisition des propriétés du sud-est de la Saskatchewan par APF Energy;

m) l'avis de changement important de la Fiducie daté du 19 avril 2001 ayant trait à l'acquisition des actions ordinaires de Alliance par APF Energy;

n) l'avis de changement important de la Fiducie daté du 14 mars 2001 ayant trait à l'offre d'achat des actions ordinaires de Alliance présentée par APF Energy, à l'exclusion de l'annexe A;

o) l'avis de changement important de la Fiducie daté du 1er mars 2001 ayant trait à la clôture d'une nouvelle émission de 2 870 000 parts de fiducie.

Les documents du même type que ceux qui sont mentionnés dans les alinéas précédents ainsi que les états financiers intermédiaires et les avis de changement important (à l'exclusion des avis de changement important confidentiels) déposés par la Fiducie auprès d'une commission des valeurs mobilières ou d'une autorité similaire entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

**Tout énoncé faisant partie du présent prospectus simplifié ou d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé contenu dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf tel qu'il est modifié ou remplacé.**

## ÉNONCÉS PROSPECTIFS

Certains énoncés contenus dans le présent prospectus simplifié ou qui y sont intégrés par renvoi sont des énoncés prospectifs. Tous les énoncés, autres que les énoncés de faits historiques, qui sont contenus dans le présent prospectus simplifié ou qui y sont intégrés par renvoi qui traitent d'activités ou de faits ou des projets qui, selon nos prévisions, pourraient se réaliser ou se réaliseront sont des énoncés prospectifs qui portent sur des éléments tels que les suivants :

- les quantités de réserves de pétrole et de gaz naturel et la valeur actualisée de ces réserves;
- le montant et la nature de nos dépenses en immobilisations;
- les projets de forage de puits;
- le prix du pétrole et du gaz naturel produits;
- le moment et le taux de production futurs;
- les frais d'exploitation et autres frais;
- les prévisions en ce qui a trait à la capacité de réunir des capitaux et d'ajouter continuellement des réserves par l'entremise d'acquisitions et de la mise en valeur de propriétés;
- les stratégies d'affaires et les programmes de la direction;
- la mise en valeur de zones d'intérêt et les acquisitions.

Ces énoncés prospectifs mettent en cause des risques, des incertitudes et d'autres facteurs, dont plusieurs sont indépendants de notre volonté, notamment les suivants :

- l'incidence de la conjoncture économique générale;

- la situation du secteur, entre autres choses, le prix du pétrole et du gaz naturel, les redevances payables sur notre production pétrolière et gazière et l'évolution de la réglementation gouvernementale régissant le secteur du pétrole et du gaz naturel, y compris en matière d'environnement;
- l'incertitude des estimations des réserves pétrolifères et gazéifères;
- l'incidence de la concurrence, ainsi que la disponibilité et le coût du matériel sismique, de forage et autre;
- les dangers liés à l'exploitation et les autres difficultés inhérentes à l'exploration, à la production et à la vente de pétrole et de gaz naturel;
- la fluctuation des cours du change ou des taux d'intérêt et la volatilité du marché boursier;
- le moment de l'intégration des entreprises et des activités des sociétés acquises et la réussite de ce processus.

Ces facteurs ne devraient pas être considérés comme exhaustifs. Des événements ou des circonstances pourraient faire en sorte que nos résultats réels diffèrent considérablement des résultats estimés ou projetés qui sont exprimés dans ces énoncés prospectifs ou suggérés par ces derniers. Veuillez également lire attentivement les questions présentées à la rubrique « Facteurs de risque » du présent prospectus simplifié.

## APF ENERGY TRUST

### Renseignements généraux

La Fiducie est un fonds de placement à capital variable établi en vertu des lois de l'Alberta en 1996 et actuellement régi par l'acte de fiducie modifié et mis à jour daté du 26 mai 2000 (l'« acte de fiducie »). La Société de fiducie Banque de Montréal a été nommée fiduciaire. Le bureau principal du gestionnaire de la Fiducie, APF Energy Management Inc. (« APF Management »), est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T3P 3N4.

L'actif principal de la Fiducie est la redevance octroyée par APF Energy sur ses propriétés pétrolifères et gazéifères. La redevance est constituée d'un droit sur 99 % du revenu de redevances réalisé par APF Energy, déduction faite de certains coûts, dépenses et déductions.

La Fiducie vise à fournir aux porteurs de parts des distributions en espèces élevées et stables en remplaçant et en accroissant constamment les réserves que détient APF Energy, au moyen d'acquisitions, de forages et de projets d'optimisation.

## APF ENERGY INC.

APF Energy a été constituée en vertu de la *Business Corporations Act* (Alberta) le 8 décembre 1995 sous la dénomination 677633 Alberta Inc. Au moyen de clauses modificatrices déposées le 8 mai 1996, la dénomination de APF Energy a été remplacée par APF Energy Inc. Le bureau principal et siège social de APF Energy est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF Energy a été constituée et organisée dans le but d'acquérir, de mettre en valeur, d'exploiter et d'aliéner des propriétés pétrolifères et gazéifères et d'octroyer la redevance à la Fiducie. APF Energy compte six employés qui travaillent sur le terrain et retient les services d'exploitants contractuels à l'égard de plusieurs de ses propriétés pétrolifères et gazéifères.

## APF ENERGY MANAGEMENT INC.

APF Management a été constituée en vertu de la *Loi canadienne sur les sociétés par actions* le 12 septembre 1994 sous la dénomination Skyridge Resources Inc. Au moyen de clauses modificatrices déposées le 6 juin 1996, APF Management a adopté la dénomination APF Energy Management Inc. Le bureau principal et siège social de APF Management est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF Management fournit des services de gestion, d'administration et de consultation à la Fiducie et à APF Energy aux termes de conventions de gestion. APF Management compte 35 employés et retient les services de huit consultants.

APF Management a été constituée afin d'être propriétaire de propriétés pétrolifères et gazéifères et d'en assurer la gestion. APF Management gère des participations dans des propriétés pétrolifères et gazéifères situées en Alberta, dont certaines ne sont pas détenues par APF Energy. Voir « Facteurs de risque – Conflits d'intérêts possibles ».

## FAITS NOUVEAUX

### Acquisition de Alliance Energy Inc.

Le 11 avril 2001, APF Energy a acquis 98,86 % des actions ordinaires de Alliance Energy Inc. (« Alliance »). APF Energy a acquis environ 21,9 millions d'actions ordinaires au prix de 2,02 $ chacune, soit une contrepartie globale d'environ 44,2 M$. Le prix d'achat a été réglé au moyen d'une somme en espèces d'environ 35,3 M$ et de l'émission par la Fiducie de 879 704 parts de fiducie au prix réputé de 10,05 $ chacune. En tenant compte de la prise en charge de la dette existante de Alliance, la valeur de l'opération totalise environ 47,4 M$. APF Energy a depuis acquis le reste des actions au moyen du processus d'acquisition forcée prévu par la *Business Corporations Act* (Alberta). L'acquisition a accru la production d'environ 1 600 barils par jour de pétrole léger dans le sud-est de la Saskatchewan, dont la quasi-totalité provient de propriétés dont APF Energy est l'exploitante. Le 1er mai 2001, Alliance et APF Energy ont fusionné, la société issue de cette fusion étant prorogée sous le nom « APF Energy Inc. ».

### Acquisition de propriétés du sud-est de la Saskatchewan

Avant que APF Energy ait conclu une convention en vue d'acquérir Alliance, celle-ci avait convenu d'acquérir d'une tierce partie sans lien de dépendance certaines propriétés dont la production s'établissait à environ 2 000 barils par jour de pétrole léger et qui étaient situées à proximité de ses propriétés existantes, en contrepartie d'environ 42,4 M$ au total (après rajustement) (l'« acquisition des propriétés du sud-est de la Saskatchewan »). La clôture de l'opération a eu lieu le 30 avril 2001. Ces propriétés dans lesquelles Alliance a un intérêt économique direct élevé et dont elle est l'exploitante sont complémentaires à la production actuelle de celle-ci dans le sud-est de la Saskatchewan. Grâce à l'acquisition de Alliance, APF Energy possède maintenant des intérêts importants à Queensdale, Tatagwa, Ingoldsby, Carlyle, Star Valley, Lost Horse Hills, Macoun, Sherwood, Skinner Lake et Innes.

### Modification des facilités de crédit

APF Energy a conclu une convention de crédit datée du 19 juillet 2001 avec un consortium d'institutions financières canadiennes. La facilité de crédit renouvelable remboursable sur demande totalise 77 M$ et APF Energy peut y accéder comme suit : (i) prêts en dollars canadiens en multiples de 250 000 $ portant intérêt au plus élevé du taux préférentiel de la banque ou du taux annuel moyen, plus la marge applicable, qui varie de 0,125 % à 1,5 %; (ii) acceptations bancaires d'un montant minimal global de 1 000 000 $ assorties de frais établis en fonction de la marge applicable, qui varie de 1,125 % à 2,5%; (iii) prêts en dollars américains d'un capital minimal de 500 000 $ US portant intérêt au taux de base américain plus la marge applicable, qui varie de 0,125 % à 1,5 %; (iv) prêts TIOL d'un capital minimal de 500 000 $ US portant intérêt au TIOL plus la marge applicable, qui varie de 1,125 % à 2,5 %; (v) lettres de crédit et lettres de garantie d'un montant correspondant au moins à 500 000 $, assorties de frais variant de 1,125 % à 2 %. La « marge applicable » est fondée sur une échelle mobile liée au ratio entre la dette et les flux de trésorerie de APF Energy. Le montant disponible aux termes de la facilité est limité à la base d'emprunt établie par les prêteurs, laquelle s'établissait à 64,5 M$ au 31 décembre 2001. Une sûreté supplémentaire, incluant une débenture remboursable sur demande de 125 000 000 $ assortie d'une charge de premier rang fixe grevant les propriétés pétrolières et gazéifières de APF Energy et d'une charge de premier rang flottante grevant l'ensemble de ses autres propriétés a été fournie par APF Energy. Une cession générale de créances comptables est également inscrite dans toutes les provinces où APF Energy exerce ses activités. Voir la rubrique « Lien entre les prêteurs de APF Energy et les preneurs fermes ».

### Acquisition d'éléments d'actif

Le 31 août 2001, APF Energy a conclu l'achat d'une production de 300 bep dans le secteur Sakwatamau du centre-ouest de l'Alberta. Le prix d'achat rajusté était de 8,2 M$. L'acquisition comprenait une participation exclusive dans une usine à gaz disposant d'une capacité excédentaire, 10 sections de terrains inexploités, des données sismiques bidimensionnelles portant sur plus de 100 milles et deux relevés sismiques tridimensionnels. Plusieurs occasions d'accroître les fonds provenant de la propriété ont été repérées, y compris le raccordement des puits de gaz fermés, l'optimisation de l'usine afin d'augmenter la

production des puits existants, le forage de reconnaissance et les possibilités de traitement du gaz de tierces parties dans la région.

**Placement privé**

Le 22 octobre 2001, la Fiducie a clôturé une nouvelle émission de 1 080 000 parts de fiducie au prix de 9,55 $ chacune dans le cadre d'un placement privé, dont elle a tiré un produit total de 10 314 000 $. Le produit a été d'abord utilisé pour rembourser la dette bancaire, et sera utilisé ultérieurement pour financer le programme de forage de reconnaissance de APF Energy dans le sud-est de la Saskatchewan ainsi que les acquisitions futures.

**Distributions**

Il est prévu que la clôture du placement aux termes du présent prospectus simplifié aura lieu vers le 13 février 2002, ce qui se situe après la date de clôture des registres applicable à la prochaine distribution que la Fiducie doit verser aux porteurs de parts le 15 février 2002. Par conséquent, les souscripteurs qui achètent des parts de fiducie dans le cadre du présent placement n'auront pas le droit de toucher la distribution qui sera versée aux porteurs de parts le 15 février 2002.

**Conditions générales du secteur – Prix des marchandises, revenus, distributions et valeur de l'actif**

Les marchés des capitaux et les prix du pétrole et du gaz demeurent volatiles. Les événements survenus le 11 septembre 2001 ont contribué à l'incertitude qui règne au sein de l'économie globale, ce qui a particulièrement touché le secteur de l'énergie. Les prix du pétrole brut et du gaz naturel ont fléchi, poursuivant la tendance qui avait débuté plus tôt au cours de l'année. Gilbert Laustsen Jung Associates Ltd. (« Gilbert »), conseillers indépendants d'APF en matière d'énergie, a revu ses prévisions quant au prix des marchandises en janvier 2002 et a utilisé les nouvelles prévisions dans son rapport daté du 1er janvier 2002 portant sur les propriétés pétrolifères et gazéifières d'APF Energy. Voir la rubrique « Réserves de pétrole et de gaz naturel » ci-dessous.

La Fiducie, comme les autres fiducies à redevances du secteur pétrolier et gazier, a diminué ses distributions mensuelles afin de tenir compte des prix des marchandises réalisés. Le paiement devant être effectué le 15 février 2002 a été fixé à 0,15 $ par part de fiducie, portant les distributions globales reçues par les porteurs de parts à 10,15 $ depuis le premier appel public à l'épargne de 1996 (3,045 $ en 2001).

**Principales données financières pro forma**

Certaines données financières cumulées pro forma de la Fiducie et d'APF Energy, compte tenu de l'acquisition d'Alliance et des terrains au sud-est de la Saskatchewan ainsi que de certains autres ajustements, sont présentées dans le tableau ci-dessous. **Les données qui suivent doivent être lues en parallèle avec les états financiers cumulés pro forma non vérifiés de la Fiducie figurant sous la rubrique *États financiers pro forma.***

| | Période de neuf mois terminée le 30 septembre 2001 | | | |
|---|---|---|---|---|
| | La Fiducie et APF Energy | Alliance[1] | Terrains au sud-est de la Saskatchewan[2] | Chiffres pro forma consolidés |
| (en milliers de dollars) | (sans vérification) | (sans vérification) | (sans vérification) | (sans vérification) |
| Ventes de pétrole et de gaz naturel, déduction faite des redevances | 42 194 | 4 104 | 6 792 | 53 090 |
| Charges d'exploitation | 8 787 | 721 | 2 291 | 11 798 |
| Revenus d'exploitation pour la période | 14 350 | 2 288 | 4 653 | 19 366 |

Se reporter aux états financiers pour obtenir le détail des ajustements.

Notes

(1) Les données financières d'Alliance concernent le trimestre terminé le 28 février 2001.
(2) Les données financières relatives aux terrains au sud-est de la Saskatchewan se rapportent à la période de quatre mois terminée le

30 avril 2001.

L'état des résultats et des bénéfices non répartis (déficit) cumulés pro forma ainsi que l'état des distributions de la redevance cumulés pro forma de la Fiducie pour l'exercice terminé le 31 décembre 2000 sont intégrés par renvoi dans le présent prospectus simplifié.

L'émission de 1 080 000 parts en octobre 2001 et de 2 600 000 parts aux termes du présent prospectus simplifié en janvier 2002 entraînerait une dilution par part du bénéfice net et des montants par part distribuables présentés dans l'information financière pro forma du 31 décembre 2000. Le bénéfice net augmentera dans l'information pro forma par suite d'une réduction prévue des intérêts débiteurs de 2 580 000 $.

Les parts réputées utilisées dans l'information pro forma par part, sont passées de 13 275 598 à 16 955 598 entraînant une diminution du bénéfice net par part, de 2,03 $ à 1,74 $.

Le bénéfice distribuable est passé de 39 963 135 $ à 42 517 075 $, donnant lieu à une augmentation de la réserve pour prélèvements sur le fonds de roulement de 13 493 045 $ à 16 046 985 $. Ce nouveau calcul de la réserve pour prélèvements sur le fonds de roulement a par la suite été réduit des distributions réputées de 7 341 600 $ sur 3 680 000 parts supplémentaires en circulation. La réserve pour prélèvements sur le fonds de roulement ajustée se serait donc élevée à 8 690 657 $ plutôt qu'au montant déclaré de 13 493 045 $. La distribution par part aux termes de ces hypothèses n'a pas changé.

**Modification du classement de la dette à long terme dans le bilan**

Le Comité sur les problèmes nouveaux de l'Institut Canadien des Comptables Agréés a publié un abrégé selon lequel tous les emprunts garantis par des billets à vue, dont l'échéance ne peut être modifiée, devront être classés à titre de passif à court terme. Le traitement comptable doit être appliqué aux états financiers dont les périodes commencent le 1er janvier 2002 ou après cette date.

Conformément à l'abrégé, le solde total impayé de la facilité de crédit à vue renouvelable d'APF Energy serait inscrit à titre de passif à court terme dans le bilan de la Fiducie. Le classement au poste du passif à court terme n'aura pas d'incidence négative sur les activités d'APF Energy, ni sur la capacité de la Fiducie de verser les distributions mensuelles au comptant.

APF Energy a l'intention de demander à ses prêteurs de renoncer à leur droit d'exiger le versement en 2002. Selon cette hypothèse, le montant total impayé serait inscrit à titre de passif à long terme.

**Réserves de pétrole et de gaz naturel**

Gilbert a rédigé un rapport daté du 17 janvier 2002 (le « rapport Gilbert ») portant sur les réserves attribuables aux propriétés et sur la valeur actualisée des rentrées nettes futures liées à celles-ci en date du 1er janvier 2002.

Dans le cadre de l'évaluation, APF Energy a fourni aux employés de Gilbert des renseignements essentiels qui comprenaient des données sur les terrains, de l'information au sujet des puits, des données géologiques, des études sur les réservoirs, des estimations quant aux dates de mise en service, des renseignements relatifs aux contrats, les prix actuels des produits d'hydrocarbures, des données sur les coûts d'exploitation, les prévisions relatives au budget des immobilisations, des données financières et les projets d'exploitation futurs. Les autres données techniques, géologiques ou économiques requises aux fins de l'évaluation et sur lesquelles le présent rapport est fondé ont été tirées de renseignements du domaine public, obtenus auprès d'autres exploitants et extraits de documents non confidentiels de Gilbert. L'étendue et la nature de la propriété ainsi que l'exactitude des données factuelles fournies aux fins de l'évaluation indépendante, quelle qu'en soit la source, ont été acceptées telles que présentées.

Les tableaux suivants présentent certains renseignements relatifs aux réserves de pétrole et de gaz naturel des propriétés ainsi que la valeur actualisée des rentrées nettes futures prévues liées à celles-ci, tels qu'ils ont été tirés du rapport Gilbert. **Toutes les évaluations des rentrées nettes futures figurant dans le rapport Gilbert sont présentées déduction faite des dépenses en immobilisations futures estimatives, des redevances à payer, des charges d'exploitation et des frais d'abandon de puits et sans tenir compte de la provision pour impôts sur le revenu, des frais du service de la dette, des**

**frais de gestion et des frais généraux et administratifs. On ne devrait pas présumer que la valeur actualisée des rentrées nettes futures estimatives présentées ci-dessous est représentative de la juste valeur marchande des propriétés. Il n'est pas certain que les hypothèses de la hausse des prix et des coûts posées dans le rapport Gilbert se vérifieront. Dans le cas des réserves établies (réserves prouvées plus 50 % des réserves probables), les réserves probables (voir les définitions ci-dessous) et les rentrées connexes ont été réduites de 50 % afin de tenir compte du risque lié à la récupération.**

**Réserves de pétrole et de gaz naturel et valeurs actualisées**
***Hypothèses de la hausse des coûts et des prix***
**(le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis)**

| | Réserves attribuables à l'intérêt économique direct | | | | | | Valeur actualisée des rentrées nettes futures prévues actualisées à [3] | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brutes [1] | | | Nettes [2] | | | | | | |
| | Pétrole (kb) | Gaz naturel ($Mpi^3$) | LGN (kb) | Pétrole (kb) | Gaz naturel ($Mpi^3$) | LGN (kb) | 0 % | 10 % | 15 % | 20 % |
| | | | | | | | (en milliers de dollars) | | | |
| Réserves prouvées | | | | | | | | | | |
| Réserves productives [4][5] | 10 473 | 39 361 | 441 | 9 077 | 31 916 | 319 | 217 079 | 129 016 | 109 975 | 96 645 |
| Réserves non productives [4][6] | 785 | 4 780 | 41 | 656 | 3 853 | 29 | 22 724 | 13 595 | 11 281 | 9 545 |
| Total des réserves prouvées | 11 258 | 44 141 | 482 | 9 733 | 35 769 | 348 | 239 803 | 142 611 | 121 256 | 106 190 |
| Réserves probables affectées d'un facteur de risque [7] | 1 762 | 6 843 | 43 | 1 524 | 5 554 | 32 | 39 803 | 15 256 | 11 170 | 8 629 |
| Réserves établies | 13 020 | 50 984 | 525 | 11 257 | 41 323 | 380 | 279 606 | 157 867 | 132 426 | 114 819 |

**Réserves de pétrole et de gaz naturel et valeurs actualisées**
***Hypothèses de la constance des coûts et des prix***
**(le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis)**

| | Réserves attribuables à l'intérêt de la Société | | | | | | Valeur actualisée des rentrées nettes futures prévues actualisées à [3] | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brutes [1] | | | Nettes [2] | | | | | | |
| | Pétrole (kb) | Gaz naturel ($Mpi^3$) | LGN (kb) | Pétrole (kb) | Gaz naturel ($Mpi^3$) | LGN (kb) | 0 % | 10 % | 15 % | 20 % |
| | | | | | | | (en milliers de dollars) | | | |
| Réserves prouvées | | | | | | | | | | |
| Réserves productives [4][5] | 10 504 | 39 205 | 441 | 9 107 | 31 778 | 320 | 190 415 | 117 410 | 100 858 | 89 123 |
| Réserves non productives [4][6] | 789 | 4 750 | 42 | 660 | 3 827 | 28 | 19 479 | 11 801 | 9 778 | 8 255 |
| Total des réserves prouvées | 11 293 | 43 955 | 483 | 9 767 | 35 605 | 348 | 209 894 | 129 211 | 110 636 | 97 378 |
| Réserves probables affectées d'un facteur de risque [7] | 1 751 | 6 784 | 43 | 1 514 | 5 502 | 32 | 31 548 | 12 926 | 9 562 | 7 416 |
| Réserves établies | 13 044 | 50 739 | 526 | 11 281 | 41 107 | 380 | 241 442 | 142 137 | 120 198 | 104 794 |

(1) « Réserves brutes attribuables à l'intérêt économique direct » désigne la quote-part attribuable à l'intérêt et au droit de redevance dérogatoire dans les réserves récupérables restantes, sans tenir compte des redevances.

(2) « Réserves nettes attribuables à l'intérêt économique direct » désigne les réserves brutes attribuables à la quote-part de l'intérêt, déduction faite des redevances du locataire, des redevances dérogatoires et des intérêts appartenant à d'autres parties.

(3) Les rentrées nettes prévues cumulatives sont présentées déduction faite des frais d'extraction, des redevances, des droits miniers et des dépenses en immobilisations futures, mais sans tenir compte des frais généraux et administratifs, des frais de gestion, des frais du service de la dette et de l'impôt sur le revenu. Les frais liés à l'abandon des puits et à la remise en état des lieux ont été inclus dans les estimations de rentrées et des valeurs actualisées nettes ainsi que la déduction relative au coût du gaz naturel et la déduction relative à Jumping Pound sur la tranche non amortie restante de l'apport en capital et du bénéfice tiré des frais de traitement à façon. Le CAR a été inclus lorsqu'il y a lieu.

(4) « Réserves prouvées » désigne les réserves qu'on estime être récupérables avec un degré élevé de certitude selon la technologie et la conjoncture économique actuelles, si l'hypothèse de la constance des coûts et des prix est posée, et selon la conjoncture économique prévue, si l'hypothèse de la hausse des coûts et des prix est posée, depuis la partie d'un réservoir qu'on peut raisonnablement évaluer comme étant économiquement productive d'après l'analyse des données de forage, de géologie, de géophysique et d'ingénierie, y compris les réserves devant être obtenues au moyen de procédés de récupération assistée, dont il est prouvé qu'ils sont rentables économiquement et techniquement à l'égard du réservoir en question

(5) « Réserves productives » désigne les réserves qui sont en production et qui pourraient être récupérées à partir de puits et d'installations existants ou qui, si les installations nécessaires devaient être mises en place, exigeraient un investissement modeste par rapport aux rentrées. Dans les gisements à puits multiples en situation de concurrence, les réserves peuvent être divisées en réserves productives et non productives de façon à traduire l'attribution des réserves à des puits précis et le stade de mise en valeur de chacun.

(6) « Réserves non productives » désigne les réserves qui ne sont pas classées comme étant productives.

(7) « Réserves probables » désigne les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie ne démontre pas qu'elles sont prouvées, mais dont elle laisse supposer la possibilité de leur existence et de leur récupération future selon la technologie actuelle et la conjoncture économique actuelle ou prévue. Les réserves probables supplémentaires devant être obtenues par l'application de procédés de récupération assistée sont les quantités qui seront récupérées en sus de celles estimées dans la catégorie des réserves prouvées qui peuvent être estimées de façon réaliste par rapport au gisement d'après les procédés de récupération assistée dont la mise en application peut raisonnablement être prévue.

(8) Les hypothèses de prix utilisées dans le rapport Gilbert relativement aux rentrées nettes cumulatives (augmentées) ainsi que les taux d'inflation appliqués aux charges d'exploitation sont présentées ci-dessous :

| Exercice | Cours du change<br>$ US/$ CA | Pétrole brut WTI à Cushing, Oklahoma<br>$ US au cours alors en vigueur/b | Pétrole brut léger, non corrosif (40°API, 0,3 % S) à Edmonton<br>$ CA au cours alors en vigueur/b | LGN en Alberta (en dollars au cours alors en vigueur)<br>Spec éthane<br>$ CA/b | Edmonton propane<br>$ CA/b | Edmonton butane<br>$ CA/b | Edmonton Pentanes Plus<br>$ CA/b |
|---|---|---|---|---|---|---|---|
| 2002 | 0,635 | 20,00 | 30,75 | 13,75 | 19,75 | 20,75 | 31,75 |
| 2003 | 0,650 | 21,00 | 31,25 | 15,25 | 20,25 | 21,25 | 32,25 |
| 2004 | 0,670 | 21,00 | 30,50 | 15,50 | 19,50 | 20,50 | 31,50 |
| 2005 | 0,690 | 21,00 | 29,50 | 15,75 | 18,50 | 19,50 | 30,00 |
| 2006 | 0,700 | 21,25 | 29,50 | 15,75 | 18,50 | 19,50 | 30,00 |
| 2007 | 0,700 | 21,75 | 30,00 | 15,75 | 19,00 | 20,00 | 30,50 |
| 2008 | 0,700 | 22,00 | 30,50 | 15,75 | 19,50 | 20,50 | 31,00 |
| 2009 | 0,700 | 22,25 | 31,00 | 15,75 | 19,75 | 21,00 | 31,50 |
| 2010 | 0,700 | 22,50 | 31,50 | 16,00 | 20,25 | 21,50 | 32,00 |
| 2011 | 0,700 | 23,00 | 32,00 | 16,25 | 20,50 | 22,00 | 32,50 |
| 2012 | 0,700 | 23,25 | 32,50 | 16,50 | 20,75 | 22,50 | 33,00 |
| 2013+ | 0,700 | ---------- Augmentation de 1,5 % par année ---------- | | | | | |

| Exercice | AECO-C Spot<br>$ CA au cours alors en vigueur/Mbtu | À la sortie de l'usine en Alberta<br>Moyenne du prix<br>$ CA au cours alors en vigueur /Mbtu | Prix du disponible[(b)]<br>$ CA/Mbtu | Courtier fournisseur<br>$ CA/Mbtu | Alliance<br>$ CA/Mbtu |
|---|---|---|---|---|---|
| 2002 au complet | 4,30 | 3,95 | 4,10 | 3,60 | 3,55 |
| 2003 | 4,65 | 4,35 | 4,45 | 4,15 | 4,00 |
| 2004 | 4,70 | 4,45 | 4,50 | 4,35 | 4,05 |
| 2005 | 4,70 | 4,50 | 4,50 | 4,50 | 4,00 |
| 2006 | 4,70 | 4,50 | 4,50 | 4,50 | 4,05 |
| 2007 | 4,70 | 4,50 | 4,50 | 4,50 | 4,10 |
| 2008 | 4,70 | 4,50 | 4,50 | 4,50 | 4,15 |
| 2009 | 4,75 | 4,55 | 4,55 | 4,55 | 4,25 |
| 2010 | 4,80 | 4,60 | 4,60 | 4,60 | 4,35 |
| 2011 | 4,90 | 4,70 | 4,70 | 4,70 | 4,40 |
| 2012 | 4,95 | 4,75 | 4,75 | 4,75 | 4,45 |
| 2013+ | ---------- Augmentation de 1,5 % par année ---------- | | | | |

Remarques au sujet des hypothèses de prix :

a) Sauf indication contraire, le point de référence du prix du gaz est le point de réception du gaz sur le réseau de transport du gaz provincial applicable, appelé la sortie de l'usine. Le prix à la sortie de l'usine représente le prix avant les frais de collecte et de traitement du gaz brut.
b) Le prix du disponible désigne le prix moyen pondéré au cours d'un mois.

(9) Les frais d'exploitation et les coûts des immobilisations ont été augmentés à partir des seuils de 2002 à un taux de 1,5 % par année.
(10) Dans les évaluations selon la constance des prix, le rapport Gilbert a utilisé un prix de base de 30,75 $ par baril de pétrole brut léger non corrosif et un prix moyen pour le gaz naturel de l'Alberta de 3,95 $ par Mbtu.
(11) Dans le rapport Gilbert, les coûts des immobilisations totaux ont été évalués à 13 541 000 $ (non actualisés) pour obtenir les rentrées nettes futures tirées des réserves établies lorsque l'hypothèse de la hausse des coûts est posée.
(12) Dans le rapport Gilbert, dans l'hypothèse de la hausse des prix et dans celle de la constance des prix, les prix de base des produits ont été rajustés afin de tenir compte des facteurs propres aux propriétés, par exemple, les différences dans la qualité du pétrole brut, le contenu en btu du gaz naturel, les tarifs de transport et les particularités des contrats de vente de produits.
(13) Toutes les réserves prouvées productives sont actuellement en exploitation.

**Rentrées nettes prévues – Production annuelle**
**Réserves établies**
**Hausse des coûts et des prix**

| Exercice | Production annuelle en Kbép | Revenu attribuable à APF | Redevances à payer | Revenu net, déduction faite des redevances à payer | Frais d'exploitation | Autres frais | Revenus de production nets[2] | Autres revenus et CIAR | Frais d'abandon | Bénéfice d'exploitation net | Capital net | Rentrées nettes avant impôts sur le revenu[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | (en milliers de dollars) | | | | | | | | | | |
| 2002 | 2 789 | 69 139 | 12 612 | 56 526 | 14 187 | 2 220 | 40 119 | 753 | 1 111 | 39 762 | 10 717 | 29 045 |
| 2003 | 2 456 | 66 206 | 11 667 | 54 538 | 13 597 | 2 308 | 38 634 | 658 | 1 310 | 37 982 | 794 | 37 188 |
| 2004 | 2 014 | 54 133 | 9 468 | 44 665 | 12 601 | 1 720 | 30 343 | 567 | 1 408 | 29 502 | 201 | 29 301 |
| 2005 | 1 628 | 43 518 | 7 343 | 36 175 | 11 497 | 1 232 | 23 446 | 496 | 1 290 | 22 653 | 206 | 22 447 |
| 2006 | 1 381 | 36 937 | 6 114 | 30 823 | 10 812 | 984 | 19 027 | 437 | 1 265 | 18 199 | 119 | 18 080 |
| 2007 | 1 205 | 32 594 | 5 275 | 27 319 | 10 245 | 804 | 16 270 | 391 | 500 | 16 161 | 51 | 16 110 |
| 2008 | 1 055 | 28 813 | 4 588 | 24 225 | 9 566 | 674 | 13 985 | 354 | 682 | 13 657 | 72 | 13 585 |
| 2009 | 924 | 25 617 | 4 016 | 21 601 | 8 833 | 575 | 12 194 | 319 | 459 | 12 054 | 46 | 12 008 |
| 2010 | 820 | 23 072 | 3 550 | 19 522 | 8 259 | 494 | 10 770 | 288 | 694 | 10 364 | 53 | 10 311 |
| 2011 | 732 | 20 969 | 3 169 | 17 800 | 7 780 | 429 | 9 591 | 259 | 475 | 9 375 | 78 | 9 296 |
| 2012 | 658 | 19 141 | 2 837 | 16 304 | 7 354 | 378 | 8 572 | 235 | 421 | 8 386 | 39 | 8 347 |
| 2013 | 595 | 17 523 | 2 546 | 14 977 | 6 953 | 333 | 7 692 | 225 | 399 | 7 507 | 93 | 7 414 |
| Total partiel | 16 257 | 437 662 | 73 185 | 364 477 | 121 684 | 12 150 | 230 643 | 4 972 | 10 013 | 225 603 | 12 469 | 213 133 |
| Solde | 5 786 | 207 259 | 23 517 | 183 742 | 103 476 | 2 504 | 77 762 | 1 896 | 12 112 | 67 545 | 1 072 | 66 473 |
| TOTAL | 22 042 | 644 921 | 96 702 | 548 219 | 225 160 | 14 654 | 308 405 | 6 868 | 22 125 | 293 148 | 13 541 | 279 606 |

| | |
|---|---|
| Non actualisé | 279 606 |
| Actualisé à | |
| 10 % | 157 867 |
| 15 % | 132 426 |
| 20 % | 114 816 |

Notes

(1) Comprend le revenu attribuable à l'intérêt économique direct et le revenu attribuable aux droits de redevance.
(2) Revenus attribuables à l'intérêt de la Société, moins les redevances à payer et les frais d'exploitation.
(3) Les rentrées avant impôt sur le revenu ne tiennent pas compte de l'intérêt, des frais généraux et administratifs et des frais de gestion.
(4) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

**Rentrées nettes prévues – production annuelle**
**Réserves établies**
**Constance des coûts et des prix**

| Exercice | Production annuelle en Kbép | Revenu attribuable à APF | Redevances à payer | Revenu net, déduction faite des redevances à payer | Frais d'exploitation | Autres frais | Revenus de production nets[2] | Autres revenus et CIAR | Frais d'abandon | Bénéfice d'exploitation net | Capital net | Rentrées nettes avant impôts sur le revenu[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | (en milliers de dollars) | | | | | | | | | | |
| 2002 | 2 789 | 69 139 | 12 612 | 56 526 | 14 187 | 2 220 | 40 119 | 753 | 1 237 | 39 635 | 10 717 | 28 918 |
| 2003 | 2 451 | 60 305 | 10 586 | 49 718 | 13 273 | 2 087 | 34 358 | 654 | 1 198 | 33 814 | 782 | 33 032 |
| 2004 | 2 010 | 49 372 | 8 612 | 40 759 | 12 169 | 1 592 | 26 998 | 566 | 1 355 | 26 208 | 195 | 26 013 |
| 2005 | 1 626 | 40 037 | 6 744 | 33 292 | 10 954 | 1 172 | 21 166 | 495 | 1 135 | 20 526 | 197 | 20 330 |
| 2006 | 1 385 | 34 111 | 5 619 | 28 492 | 10 297 | 938 | 17 257 | 436 | 1 218 | 16 475 | 112 | 16 363 |
| 2007 | 1 207 | 29 724 | 4 790 | 24 934 | 9 559 | 751 | 14 624 | 390 | 497 | 14 516 | 48 | 14 468 |
| 2008 | 1 054 | 25 976 | 4 115 | 21 860 | 8 750 | 616 | 12 494 | 353 | 491 | 12 355 | 66 | 12 290 |
| 2009 | 929 | 22 914 | 3 556 | 19 357 | 8 096 | 516 | 10 747 | 318 | 494 | 10 571 | 41 | 10 530 |
| 2010 | 824 | 20 322 | 3 094 | 17 228 | 7 436 | 435 | 9 357 | 288 | 635 | 9 010 | 47 | 8 962 |
| 2011 | 732 | 18 064 | 2 702 | 15 363 | 6 829 | 370 | 8 164 | 258 | 470 | 7 952 | 68 | 7 884 |
| 2012 | 659 | 16 247 | 2 379 | 13 868 | 6 344 | 320 | 7 204 | 233 | 337 | 7 100 | 33 | 7 067 |
| 2013 | 596 | 14 705 | 2 107 | 12 598 | 5 938 | 277 | 6 384 | 214 | 326 | 6 271 | 79 | 6 192 |
| Total partiel | 16 261 | 400 914 | 66 918 | 333 996 | 113 831 | 11 292 | 208 872 | 4 959 | 9 395 | 204 435 | 12 386 | 192 049 |
| Solde | 5 765 | 148 001 | 16 808 | 131 193 | 72 499 | 1 817 | 56 877 | 1 787 | 8 570 | 50 095 | 702 | 49 393 |
| TOTAL | 22 027 | 548 915 | 83 726 | 465 189 | 186 330 | 13 110 | 265 750 | 6 746 | 17 965 | 254 530 | 13 088 | 241 442 |

| | |
|---|---|
| Non actualisé | 241 442 |
| Actualisé à | |
| 10 % | 142 137 |
| 15 % | 120 198 |
| 20 % | 104 794 |

Notes

(1) Comprend le revenu attribuable à l'intérêt économique direct et le revenu attribuable aux droits de redevance.
(2) Revenus attribuables à l'intérêt de la Société, moins les redevances à payer et les frais d'exploitation.
(3) Les rentrées avant impôt sur le revenu ne tiennent pas compte de l'intérêt, des frais généraux et administratifs et des frais de gestion.
(4) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

On peut se procurer des copies du résumé du rapport Gilbert pour fins de consultation au siège social de APF Management pendant les heures d'ouverture habituelles jusqu'à la clôture et pendant une période de 30 jours par la suite.

## Rapprochement des réserves

Le tableau suivant présente le rapprochement des réserves établies de APF Energy à la fin de l'exercice terminé le 31 décembre 2000 effectué par la direction, tel qu'il est présenté dans le rapport Gilbert.

| | Pétrole (kb) | Gaz naturel (Gpi³) | LGN (kb) | Total (kbép) [1] |
|---|---|---|---|---|
| Réserves au 31 décembre 2000 | 5 212 | 46,4 | 436 | 13 375 |
| Acquisitions | 7 747 | 4,7 | 157 | 8 687 |
| Forages et mise en valeur | 1 510 | 5,1 | 9 | 2 369 |
| Dessaisissement | (509) | (0,7) | (19) | (645) |
| Production | (1 071) | (5,7) | (43) | (2 064) |
| Révisions | 130 | 1,0 | (15) | 282 |
| Réserves selon le rapport Gilbert | 13 020 | 51,0 | 525 | 22 042 |

Notes

(1) Les volumes de l'équivalent de pétrole sont fondés sur un ratio de conversion du gaz en pétrole de 6:1.
(2) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

## DESCRIPTION DES PARTS DE FIDUCIE

### Renseignements généraux

La Fiducie est autorisée à émettre jusqu'à 500 millions de parts de fiducie aux termes de l'acte de fiducie. Les parts de fiducie représentent des participations véritables indivises égales dans la Fiducie. Toutes les parts de fiducie donnent droit à une part égale des distributions de la Fiducie et comportent des droits de vote égaux aux assemblées des porteurs de parts. Les parts de fiducie ne sont pas susceptibles d'appels subséquents.

L'acte de fiducie prévoit, entre autres choses, la convocation des assemblées des porteurs de parts, le déroulement de celles-ci, les modalités relatives aux avis, la nomination et la destitution du fiduciaire et la forme du certificat de parts de fiducie. Entre autres choses, les modifications de l'acte de fiducie, la dissolution anticipée de la Fiducie, la vente ou le transfert de la totalité ou de la quasi-totalité des biens de la Fiducie et l'aliénation de la redevance doivent être approuvés au moyen d'une résolution extraordinaire des porteurs de parts.

Le texte qui suit résume certaines dispositions de l'acte de fiducie. Il y a lieu de se reporter au texte intégral de l'acte de fiducie, que l'on peut consulter au bureau de APF Energy ou obtenir auprès de celle-ci.

### Distributions en espèces sur le revenu distribuable

Le revenu distribuable de la Fiducie est distribué mensuellement aux porteurs de parts. En règle générale, les distributions relatives à un mois de production en particulier sont annoncées par voie de communiqué de presse au cours de la troisième semaine du mois suivant. Les porteurs de parts inscrits à la date de clôture applicable à une distribution (le dernier jour du mois suivant un mois de production ou, si ce n'est pas un jour ouvrable, le jour ouvrable suivant) ont le droit de recevoir les distributions en espèces sur le revenu distribuable pour le mois de production applicable. Le revenu distribuable est calculé par APF Management et versé par le fiduciaire aux porteurs de parts 15 jours après la date de clôture applicable à une distribution ou, si ce n'est pas un jour ouvrable, le jour ouvrable suivant.

La Fiducie n'est pas tenue de verser tout le revenu distribuable aux porteurs de parts; elle peut en conserver une tranche, dont le montant est établi de façon raisonnable par APF Management, pour financer les dépenses en immobilisations, stabiliser les distributions futures ou avancer des fonds à APF Energy afin de permettre à celle-ci de réduire temporairement sa dette bancaire.

Les frais engagés relativement à l'exploitation de la Fiducie et la rémunération du fiduciaire attribuables aux parts de fiducie font partie des frais généraux et administratifs qui sont déduits aux fins du calcul du revenu de redevances (au sens donné à ce terme dans l'acte de fiducie).

## HISTORIQUE DE NÉGOCIATION

Les parts de fiducie en circulation sont inscrites et affichées à des fins de négociation à la BT sous le symbole « AY.UN ». Le tableau suivant présente les cours de clôture extrêmes et le volume de négociation global des parts de fiducie, selon les données publiées par la BT, pendant les périodes indiquées.

| | Fourchette des cours | | |
|---|---|---|---|
| Période | Haut (en dollars) | Bas (en dollars) | Volume |
| 2000 | | | |
| Premier trimestre | 8,20 | 7,05 | 331 771 |
| Deuxième trimestre | 8,70 | 7,00 | 466 103 |
| Troisième trimestre | 9,45 | 8,10 | 815 800 |
| Quatrième trimestre | 10,40 | 8,50 | 906 341 |

| Période | Fourchette des cours<br>Haut<br>(en dollars) | <br>Bas<br>(en dollars) | Volume |
|---|---|---|---|
| 2001 | | | |
| Premier trimestre | 10,70 | 9,65 | 2 540 424 |
| Deuxième trimestre | 13,40 | 9,62 | 3 803 100 |
| Troisième trimestre | 11,50 | 9,01 | 2 424 493 |
| Octobre | 10,65 | 9,28 | 1 030 100 |
| Novembre | 10,42 | 8,75 | 1 054 400 |
| Décembre | 10,25 | 9,45 | 789 800 |
| 2002 | | | |
| Janvier (du 1er au 24) | 10,23 | 9,85 | 574 692 |

Le 24 janvier 2002, le cours de clôture des parts de fiducie s'établissait à 10,20 $ à la BT.

## STRUCTURE DU CAPITAL CUMULÉ DE LA FIDUCIE ET D'APF ENERGY

La structure du capital de la Fiducie et d'APF Energy au 30 septembre 2001 et au 31 décembre 2001 compte non tenu et compte tenu de la présente émission de parts figure dans le tableau suivant.

| | Autorisé | Au 30 septembre 2001 (sans vérification) | Au 31 décembre 2001, compte non tenu du placement (sans vérification) | Au 31 décembre 2001, compte tenu du placement[3] [4] (sans vérification) |
|---|---|---|---|---|
| Dette bancaire[1] | 77 000 000 $ | 59 750 000 $ | 59 250 000 $ | 35 367 500 $ |
| Actions ordinaires | illimité | 10 | 10 | 10 |
| Parts[2] | 500 000 000 | 130 971 170 $ (14 503 880 parts) | 141 258 959 $ (15 583 880 parts) | 165 141 459 $ (18 183 880 parts) |

Notes

(1) En date des présentes, APF Energy bénéficie d'une facilité de crédit maximale de 77 M$ qui fait l'objet d'une révision annuelle et dont le prochain examen aura lieu entre le 31 décembre 2001 et le 31 mai 2002. Les sommes empruntées sont offertes à titre de prêt d'exploitation à vue sous les formes d'emprunts en dollars canadiens , d'acceptations bancaires, d'emprunts en dollars américains, d'emprunts au TIOL et de lettres de crédit et lettres de garantie. Se reporter à la rubrique « Faits nouveaux – Modification des facilités de crédit ». Au 31 décembre 2001, 59,25 M $ avaient été prélevés du prêt d'exploitation à vue d'APF Energy. Les sûretés en garantie des sommes prêtées sont constituées d'une cession de contrats gaziers importants et d'une obligation à vue d'une valeur nominale de 125 000 000 $ comportant une charge fixe de premier rang sur les propriétés pétrolifères et gazéifères d'APF Energy et une charge flottante sur la totalité de ses autres propriétés. Une cession générale des créances a également été enregistrée dans toutes les provinces où APF Energy est active.

(2) La Fiducie a également émis 347 040 options d'achat de parts à des administrateurs, à des dirigeants et à des employés d'APF Energy et d'APF Management. Le régime d'option d'achat d'actions actuel a été remplacé par un régime incitatif de droits d'achat de parts de fiducie (le « régime incitatif »), approuvé par les porteurs de parts lors de l'assemblée générale annuelle tenue le 6 juin 2001. Les détails de ce régime sont établis dans la circulaire, intégrée par renvoi dans ce prospectus simplifié. Se reporter à la rubrique « Documents intégrés par renvoi ». En date des présentes, aucun droit n'avait été octroyé en vertu de ce régime incitatif.

(3) Suppose que l'émission consiste en l'émission de 2 600 000 parts (moins la rémunération des preneurs fermes de171 162 084 $ et les frais estimatifs de 200 000 $).

(4) Si l'option des preneurs fermes est levée intégralement, la Fiducie comptera 18 833 880 parts en circulation et affichera une capitalisation totale de 171 162 084 $ et une dette bancaire de 29 346 875 $.

(5) Sur une base cumulée cumulative, les distributions ont dépassé les bénéfices non répartis de 40 821 325 $ et les impôts futurs cumulés sur les bénéfices totalisaient 31 205 501 $ au 30 septembre 2001.

(6) Au 30 septembre 2001, les capitaux propres cumulés étaient formés de 131,0 M $ d'apports nets de capital (plus 23 491 239 $ de bénéfices non répartis moins 64 312 563 $ de distributions cumulées déclarées de redevances).

## EMPLOI DU PRODUIT

Le produit net de la présente émission est estimé à 23 882 500 $ (29 903 125 $ si l'option des preneurs fermes est levée intégralement), déduction faite de la rémunération des preneurs fermes, estimée à 1 267 500 $ (1 584 375 $ si l'option des preneurs fermes est levée intégralement) et des frais d'émission, estimés à 200 000 $. Voir « Mode de placement ». Le produit net sera porté en diminution de la somme que la Fiducie doit à APF Energy aux termes de l'obligation différée de

versement du prix d'achat et sera versé au fonds de roulement de APF Energy, qui s'en servira d'abord pour réduire la somme due relativement à sa facilité de crédit renouvelable remboursable sur demande et ensuite pour financer les dépenses en immobilisations courantes liées aux acquisitions de propriétés et aux programmes de mise en valeur.

## MODE DE PLACEMENT

Aux termes de la convention de prise ferme (la « convention de prise ferme ») datée du 25 janvier 2002 conclue entre la Fiducie, APF Energy et APF Management, d'une part, et Scotia Capitaux Inc., Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., Corporation Recherche Capital, Valeurs mobilières TD Inc. et Corporation de valeurs mobilières Dundee, à titre de preneurs fermes (collectivement, les « preneurs fermes »), d'autre part, la Fiducie a convenu de vendre et les preneurs fermes ont convenu d'acheter le 13 février 2002, sous réserve des modalités qui y sont énoncées, les parts de fiducie qui font l'objet du présent placement au prix de 9,75 $ chacune, soit une contrepartie brute totale de 25 350 000 $ payable en espèces à la Fiducie contre remise des parts de fiducie. Le prix des parts de fiducie qui font l'objet des présentes a été fixé par voie de négociation entre APF Energy, pour le compte de la Fiducie, et les preneurs fermes. En contrepartie des services qu'ils auront fournis relativement au présent placement, les preneurs fermes toucheront une rémunération de 0,4875 $ par part de fiducie émise par la Fiducie.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont conjointes et ceux-ci peuvent y mettre fin si certaines conditions se réalisent. Les preneurs fermes sont toutefois tenus de prendre en livraison et de payer la totalité des parts de fiducie qui font l'objet des présentes si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. Si un ou plusieurs des preneurs fermes n'achètent pas les parts de fiducie qui leur ont été attribuées, les autres preneurs fermes pourront mettre fin à leur obligation d'acheter les parts de fiducie qui leur ont été attribuées ou ils pourront, sans y être tenus, acheter au prorata entre eux les parts de fiducie qui n'auront pas été achetées par le ou les premiers preneurs fermes. La convention de prise ferme prévoit également que la Fiducie, APF Energy et APF Energy Management indemniseront les preneurs fermes ainsi que leurs mandataires, administrateurs, membres de la direction, actionnaires et employés de certaines responsabilités et charges.

Conformément aux instructions de la Commission des valeurs mobilières de l'Ontario et de la Commission des valeurs mobilières du Québec, les preneurs fermes ne peuvent pas, pendant la durée du placement, faire des offres d'achat à l'égard des parts de fiducie ni en acheter. Cette restriction est assujettie à certaines exceptions, y compris (i) une offre d'achat ou un achat permis par les règlements de la BT ayant trait à la stabilisation du marché et aux activités de maintien passif du marché et (ii) une offre d'achat ou un achat effectué pour le compte d'un client dont l'ordre n'a pas été sollicité au cours de la durée du placement, à la condition que l'offre d'achat ou l'achat ne vise pas à provoquer une négociation active réelle ou apparente des parts de fiducie ni à en accroître le cours. Relativement au présent placement et sous réserve de ce qui précède, les preneurs fermes peuvent attribuer des parts de fiducie en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des parts à un cours autre que celui qui serait formé sur le marché libre. De telles opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, sans le consentement préalable de Scotia Capitaux Inc. pour le compte des preneurs fermes aux termes de la convention de prise ferme, que celle-ci ne peut refuser de donner sans motif valable, autoriser, émettre ou vendre des parts de fiducie ou d'autres titres donnant le droit d'acquérir des parts de fiducie, ni convenir de le faire ou annoncer son intention de le faire, à tout moment dans les 90 jours suivant la clôture du présent placement, sauf pour ce qui est de l'octroi de droits aux termes du régime incitatif de droits d'achat de parts de fiducie de la Fiducie et de l'émission de parts de fiducie aux termes du régime de réinvestissement des distributions de la Fiducie.

Les certificats représentant les parts de fiducie pourront être remis à la clôture du présent placement, qui est prévue pour les environs du 13 février 2002.

La Fiducie a octroyé aux preneurs fermes une option (l'« option des preneurs fermes ») visant l'achat d'un nombre maximal global de 650 000 parts de fiducie supplémentaires selon les modalités des présentes, qui peut être levée jusqu'à 48 heures avant la date de clôture. Si l'option des preneurs fermes est levée intégralement, le présent placement, la rémunération des preneurs fermes et le produit net du présent placement, sans déduire les frais relatifs à celui-ci estimés à 200 000 $, totaliseront respectivement 31 687 500 $, 1 584 375 $ et 30 103 125 $. Le présent prospectus simplifié assure également l'admissibilité à des fins de placement de l'option des preneurs fermes et des parts de fiducie émises au moment de la levée de celle-ci.

Ni le placement ni la vente des parts de fiducie qui font l'objet du présent prospectus n'ont été inscrits en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « loi américaine ») ou d'autres lois sur les valeurs mobilières ou la protection de l'épargne (« *blue sky laws* ») de l'un ou l'autre des États des États-Unis. Par conséquent, les parts de fiducie (ainsi que les droits sur celles-ci et les participations dans celles-ci) ne peuvent pas être offertes à des fins de vente ou d'achat, vendues, transférées ou aliénées d'une autre manière aux États-Unis, sauf conformément à une déclaration d'inscription déclarée valide par la *Securities and Exchange Commission* des États-Unis en vertu de la loi américaine ou aux termes d'une dispense de cette inscription.

Les preneurs fermes ont convenu de ne pas offrir d'acheter, vendre ou transférer ou aliéner d'une autre manière des parts de fiducie (ou des droits sur celles-ci ou des participations dans celles-ci) aux États-Unis, sauf si l'opération est conclue avec certains investisseurs institutionnels et qu'elle est dispensée des exigences d'inscription de la loi américaine.

En outre, pendant la période de 40 jours suivant le début du présent placement, le courtier en valeurs mobilières (qu'il participe ou non au présent placement) qui place ou vend les titres qui font l'objet des présentes aux États-Unis ou au nom ou au profit d'une personne des Etats-Unis, pourrait contrevenir aux exigences en matière d'inscription de la loi américaine si le placement ou la vente n'est pas fait conformément à une dispense de ces exigences.

## LIEN ENTRE LES PRÊTEURS DE APF ENERGY ET LES PRENEURS FERMES

Scotia Capitaux Inc. et Financière Banque Nationale Inc., directement ou indirectement, sont des filiales en propriété exclusive de banques à charte canadienne (les « prêteurs ») qui sont des prêteurs de APF Energy et auxquelles, en date du 31 décembre 2001, APF Energy devait 59 250 000 $ (dont la tranche consortiale qui leur revient s'élève à 40 769 481 $). Une tranche de 23 882 500 $ (29 903 125 $ si l'option des preneurs fermes est levée intégralement) de cette somme sera d'abord remboursée au moyen du produit du présent placement. Après le paiement de l'obligation différée de versement du prix d'achat, la Fiducie versera d'abord le produit net au fonds de roulement de APF Energy. APF Energy a émis à la Fiducie une redevance de 99 % sur le revenu qu'elle tire du pétrole et du gaz. Par conséquent, la Fiducie peut être considérée comme un émetteur relié à ces preneurs fermes aux fins de la réglementation sur les valeurs mobilières de certaines provinces canadiennes. APF Energy respecte présentement les modalités de la convention relative aux facilités de crédit conclue avec les prêteurs. La dette de APF Energy envers les prêteurs a été garantie, comme il est décrit à la rubrique « Structure du capital cumulé de la Fiducie et d'APF Energy ». La décision de placer les parts de fiducie par les présentes a été prise et les modalités du placement ont été établies par voie de négociation entre APF Energy, pour le compte de la Fiducie, et les preneurs fermes. Les prêteurs n'ont pas participé à ce processus; toutefois, ils ont été informés de l'émission et des modalités de celle-ci. En conséquence de la présente émission, Scotia Capitaux Inc. et Financière Banque Nationale Inc. recevront leur quote-part dans la rémunération des preneurs fermes et les prêteurs recevront une tranche du produit du présent placement de APF Energy à titre de remboursement de sa dette, comme il est prévu dans les présentes. Voir « Emploi du produit ».

## CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Parlee McLaws LLP et de Burnet Duckworth & Palmer LLP, le texte qui suit résume, en date des présentes, les principales considérations fiscales fédérales canadiennes généralement applicables aux acquéreurs de parts de fiducie émises aux termes des présentes. Le présent sommaire ne s'applique qu'aux porteurs de parts qui, aux fins de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi de l'impôt »), détiennent leurs parts de fiducie à titre d'immobilisations et traitent sans lien de dépendance avec la Fiducie et les preneurs fermes. En général, les parts de fiducie seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise et qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Dans certaines circonstances restreintes, des parts de fiducie qui, autrement, ne seraient pas considérées comme des immobilisations seront réputées l'être si le porteur fait le choix irrévocable permis par le paragraphe 39(4) de la Loi de l'impôt relativement à tous les « titres canadiens », au sens de la Loi de l'impôt, qu'il détient ou détiendra. Le présent sommaire ne s'applique pas (i) au porteur de parts qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur de parts dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt ni (iii) au porteur qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel porteur de parts devrait consulter son fiscaliste avant d'investir dans des parts de fiducie.

Le présent sommaire est fondé sur les dispositions actuelles de la Loi de l'impôt, sur le Règlement de l'impôt sur le revenu (le « règlement ») ainsi que sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives et de

cotisation actuelles de l'Agence des douanes et du revenu du Canada (l'« ADRC »). Sauf pour ce qui est des propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement par le ministre des Finances fédéral avant la date des présentes, le présent sommaire ne tient pas compte ni ne prévoit de modifications de la législation fiscale, que ce soit par voie législative, gouvernementale ou judiciaire, ou de modifications aux pratiques administratives et de cotisation de l'ADRC. Le présent sommaire n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et ne tient pas compte ni ne prévoit de considérations fiscales provinciales (sauf pour certains aspects liés au CIAR), territoriales ou étrangères, découlant de l'acquisition, de la propriété et de la disposition de parts de fiducie. Sauf indication contraire, le présent sommaire repose sur l'hypothèse selon laquelle la Fiducie sera à tout moment admissible à titre de fiducie d'investissement à participation unitaire et de fiducie de fonds commun de placement aux fins de la Loi de l'impôt et toutes les opérations décrites dans les présentes se feront à la juste valeur marchande.

Le présent sommaire ne s'applique pas aux porteurs de parts de fiducie qui, aux fins de la Loi de l'impôt, ne sont pas résidents du Canada.

**Le présent sommaire est présenté uniquement à titre informatif. Il n'est pas destiné à fournir un avis juridique ou fiscal à un acquéreur de parts de fiducie éventuel et ne doit pas être interprété comme tel. L'assujettissement à l'impôt de chaque porteur dépendra de sa situation particulière. Les acquéreurs éventuels de parts de fiducie devraient consulter leurs fiscalistes en ce qui a trait à leur situation particulière.**

### La Fiducie

*Régime fiscal de la Fiducie*

La direction de la Fiducie a indiqué que la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » au sens de la Loi de l'impôt, et le présent sommaire présume qu'elle le sera à la date de clôture du présent placement et continuera de l'être par la suite pendant la durée de son existence. Pour être admissible à ce titre, la Fiducie doit compter au moins 150 porteurs de parts, dont chacun est propriétaire d'au moins 100 parts de fiducie ayant chacune une juste valeur marchande inférieure à 25 $, et dont chacun est propriétaire de parts de fiducie ayant une juste valeur marchande globale d'au moins 500 $. En outre, il ne faut pas que la Fiducie puisse, à quelque moment que ce soit, être raisonnablement considérée comme ayant été établie ou étant maintenue principalement au profit de non-résidents et son entreprise doit être limitée au placement de fonds dans des biens (autres que des biens immeubles), à l'acquisition, à la détention, à l'entretien, à l'amélioration, à la location ou à la gestion de biens immeubles (ou d'intérêts dans ceux-ci) qui constituent des immobilisations de la Fiducie, ou à une combinaison de ces activités. Il est prévu que la Fiducie continuera de remplir ces exigences afin de demeurer admissible à ce titre. Dans le cas contraire, les considérations fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites ci-dessous. Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie ne constitueront plus des placements admissibles aux fins de la Loi de l'impôt pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices.

*Droit au CIAR*

La Fiducie a le droit de demander le CIAR en vertu de la législation actuelle. Aux termes de la législation actuelle, le CIAR est calculé d'après une formule axée sur le prix du pétrole brut. Le montant maximal de la redevance destinée à la Couronne auquel ce taux s'applique annuellement est de 2 000 000 $ par demandeur ou groupe de demandeurs associés. Les redevances à la Couronne de l'Alberta admissibles excluent les redevances relatives à des propriétés qui constituent des « avoirs miniers assujettis à des restrictions » au sens donné à l'expression « *restricted resource properties* » dans la *Corporate Tax Act* (Alberta).

*Revenu de la Fiducie*

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu de l'année comme si elle était un particulier distinct. L'année d'imposition de la Fiducie correspond à l'année civile.

Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie est tenue d'inclure toutes les sommes qu'elle a touchées au cours de l'année relativement à la redevance, y compris les sommes assujetties à la compensation ainsi que toutes les sommes qu'elle a versées à APF Energy au cours de cette année relativement aux redevances à la Couronne remboursées.

Aux fins du calcul de son revenu, la Fiducie a le droit de se prévaloir de déductions annuelles relativement aux frais courants raisonnables engagés dans le cadre de son exploitation courante, à son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz cumulatifs (les « FBCPG cumulatifs »), à la déduction relative aux ressources et aux frais d'émission capitalisés conformément aux dispositions de la Loi de l'impôt. La Fiducie peut déduire, à l'égard de chaque année d'imposition, une somme ne dépassant pas 10 % de son compte de FBCPG cumulatifs, d'après une échelle décroissante, et 20 % des frais d'émission totaux du présent placement et des placements précédents, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année antérieure. Lorsque, à la suite de la vente d'une propriété par APF Energy et de la libération de la redevance relative à cette propriété, une somme devient payable à la Fiducie au cours d'une année, la somme en question doit être déduite aux fins du calcul du compte de FBCPG cumulatifs de la Fiducie. Si le solde des FBCPG cumulatifs de la Fiducie à la fin d'une année d'imposition particulière, une fois que toutes les inclusions et déductions relatives à cette année ont été faites, correspond à un nombre négatif, ce nombre négatif sera inclus dans le revenu de la Fiducie pour cette année.

La déduction annuelle de la Fiducie relativement à la déduction relative aux ressources correspond à 25 % de ses « bénéfices relatifs à des ressources rajustés », calculés conformément au règlement. En règle générale, les bénéfices relatifs aux ressources rajustés de la Fiducie correspondent à son revenu tiré de la redevance, déduction faite des sommes déduites dans le calcul de son revenu, autres que les déductions relatives à ses FBCPG cumulatifs, les intérêts créditeurs et toute somme déduite relativement aux distributions aux porteurs de parts, comme il est décrit ci-après. La Fiducie ne peut déduire les droits à la Couronne qu'elle rembourse à APF Energy au cours de l'année.

À la condition que la Fiducie effectue les attributions appropriées, tous les dividendes qui seraient inclus dans son revenu à titre de dividendes reçus sur des actions seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie. Dans la mesure où la Fiducie réalise un revenu pour une année d'imposition, une fois que les inclusions et déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité du revenu qu'elle a versé ou doit verser aux porteurs de parts au cours de l'année ainsi que toute somme constituant l'excédent, s'il y a lieu, des redevances à la Couronne remboursées par la Fiducie sur la déduction relative aux ressources de l'année en question, dans la mesure où un tel excédent est désigné par la Fiducie comme étant payable aux porteurs de parts pour une telle année. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition si elle est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement. Voir « Imposition des porteurs de parts – Revenu tiré des parts de fiducie ». Par conséquent, il est prévu que, en règle générale, la Fiducie n'aura pas de revenu imposable aux fins de la Loi de l'impôt. Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie peut, à sa discrétion, demander une déduction d'un montant inférieur à son revenu de l'année qui devient payable aux porteurs de parts au cours de la même année, de façon à utiliser les pertes subies au cours d'années d'imposition antérieures. La Fiducie peut choisir de ne pas demander toutes les déductions dans la pleine mesure permise par la Loi de l'impôt aux fins du calcul de son revenu et de son revenu imposable.

**Imposition des porteurs de parts**

*Revenu tiré des parts de fiducie*

Chaque porteur de parts est tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie qui lui a été versée ou lui était payable au cours de l'année en question, que cette somme lui ait été ou non réellement versée au cours de l'année en question. Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources (ou des « bénéfices relatifs à des ressources ») aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être traitées comme des pertes subies par ces derniers.

À la condition que la Fiducie effectue les attributions appropriées, la partie de ses gains en capital imposables nets et des dividendes imposables qui est payée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt. La partie non imposable des gains en capital réalisés nets de la Fiducie qui est payée ou payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu du porteur pour l'année en question. Toute autre somme en sus du bénéfice net de la Fiducie qui est payée ou payable par celle-ci à un porteur de parts au cours d'une année ne devrait pas, de manière générale, être incluse dans le revenu du porteur pour l'année en question. Toutefois, lorsqu'une somme devient payable à un porteur de parts, sauf à titre de produit de disposition de parts de fiducie, cela réduit généralement le prix de base rajusté des parts de fiducie détenues par ce porteur de parts, sauf dans la mesure où cette somme a été incluse dans le revenu du porteur de parts ou constitue la quote-part du

porteur de parts dans la tranche non imposable des gains en capital nets de la Fiducie, dont la partie imposable a été attribuée par la Fiducie à l'égard du porteur de parts.

Le porteur de parts qui est une société privée dont le contrôle est canadien (au sens de la Loi de l'impôt) pourrait être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables.

*Prix de base rajusté des parts de fiducie*

Le coût, pour le porteur de parts, d'une part de fiducie, comprend de manière générale toutes les sommes versées par celui-ci à l'égard de la part de fiducie. Les parts de fiducie émises à un porteur de parts dans le cadre du régime de réinvestissement des distributions de la Fiducie, au lieu de distributions en espèces à l'égard du revenu, auront un prix correspondant au montant de ce revenu. Il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts de fiducie détenues par le porteur de parts à titre d'immobilisations afin d'obtenir le prix de base rajusté de chaque part de fiducie. Les sommes distribuées à un porteur de parts par la Fiducie relativement à une part de fiducie réduiront le prix de base rajusté de la part de fiducie pour le porteur de parts, dans la mesure où la somme distribuée excède sa quote-part dans le bénéfice net de la Fiducie, calculée selon les principes décrits ci-dessus. Dans la mesure où le prix de base rajusté d'une part de fiducie serait inférieur à zéro, le nombre négatif sera considéré comme un gain en capital réalisé par le porteur de parts au moment de la disposition de la part de fiducie au cours de l'année où le nombre négatif est obtenu.

*Disposition de parts de fiducie*

La disposition réelle ou réputée de parts de fiducie (autrement que dans le cadre d'une opération avec report d'impôt) par un porteur de parts, dans le cadre d'un rachat ou autrement, donne lieu à un gain en capital (ou à une perte en capital), dans la mesure où le produit de disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, tel qu'il est décrit ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté des parts de fiducie pour le porteur de parts et des frais de disposition raisonnables. En règle générale, la moitié des gains en capital réalisés par le porteur de parts doit être incluse, en vertu de la Loi de l'impôt, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié des pertes en capital subies à la disposition d'une part de fiducie peut être déduite des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition, au cours des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier peuvent donner lieu à l'impôt minimum de remplacement selon la situation du porteur de parts.

## FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs de risque inhérents à l'entreprise de la Fiducie, que les porteurs de parts devraient examiner avec soin avant de décider d'investir dans les parts de fiducie.

### Activités de APF Energy

*Achat de la redevance*

Le prix versé au moment de l'achat de la redevance relative aux propriétés de APF Energy est fondé sur des évaluations techniques et économiques des réserves effectuées par des ingénieurs indépendants. Ces évaluations comportent un certain nombre d'hypothèses importantes relatives à des facteurs tels que la récupérabilité et la qualité marchande du pétrole, du gaz naturel, des LGN et du soufre, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées au cours de la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté des exploitants des propriétés, de APF Energy, de APF Management et de la Fiducie. Plus particulièrement, des changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel, des LGN et du soufre par rapport à ce qui était prévu au moment des évaluations en question auront un effet sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude relative aux

aspects géologiques et techniques, de sorte que la production et les réserves pourraient être inférieures à celles qui sont attribuées aux propriétés.

*Dépendance à l'endroit des exploitants des propriétés et de la direction*

Le revenu distribuable, en ce qui a trait à la redevance, est directement tributaire de la production continue de substances pétrolières provenant des propriétés de APF Energy, qui dépend quant à elle en partie de la compétence en gestion des exploitants des propriétés et des autres propriétaires d'intérêts économiques directs. Certaines propriétés peuvent être exploitées par des parties autres que APF Energy et, le cas échéant, celle-ci n'a qu'un droit de vote à l'égard de la gestion des propriétés dans la mesure de son intérêt économique direct dans celles-ci. Dans la mesure où un exploitant ne s'acquitte pas correctement de ses obligations, ou si les intérêts de la majorité des propriétaires d'intérêts économiques directs diffèrent de ceux de APF Energy, le revenu provenant des propriétés et, par conséquent, la redevance, pourraient être réduits.

Ayant été convertie en fiducie à capital variable, la Fiducie peut effectuer des acquisitions qui constituent de nouvelles activités importantes pour elle, sans lien avec la redevance. Les porteurs de parts sont entièrement tributaires de APF Management, le gestionnaire de APF Energy et de la Fiducie relativement à toutes les questions se rapportant aux propriétés de APF Energy, à l'administration de la redevance et aux autres placements de la Fiducie.

*Questions d'ordre environnemental*

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels pouvant se traduire par des dommages causés à l'environnement, des éruptions et d'autres conditions imprévues ou dangereuses pouvant causer des dommages aux propriétés de APF Energy ou à d'autres propriétés susceptibles d'être acquises et entraîner la responsabilité de cette dernière envers des tiers. Le secteur pétrolier et gazier est assujetti à une vaste réglementation environnementale qui limite ou interdit le rejet ou l'émission de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier. En outre, cette réglementation exige que lorsque l'emplacement des puits et des installations est abandonné, il soit remis en état à la satisfaction des autorités provinciales. La violation de cette réglementation pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état. Bien que APF Energy ait établi un fonds de remise en état dans le but de financer ses obligations de remise en état et autres obligations environnementales futures, il n'est pas certain que le fonds sera suffisant.

APF Energy souscrit une assurance responsabilité, lorsque cela est possible, couvrant des risques et d'un montant conformes aux normes du secteur. Une assurance contre les pertes d'exploitation peut également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. Aux termes de conventions conclues avec des tiers exploitants, il incombe à ces derniers de maintenir en vigueur des polices d'assurance conformes aux normes du secteur. APF Energy ou d'autres entités dans lesquelles la Fiducie investit pourraient être tenues responsables de dommages résultant d'événements contre lesquels elles ne peuvent s'assurer ou contre lesquels elles pourraient décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. En outre, cette responsabilité pourrait dépasser le montant de l'assurance souscrite. Les sommes engagées pour remédier à de tels dommages ou se libérer d'une telle responsabilité réduiront le revenu distribuable de la Fiducie et pourraient rendre non rentable ou impossible la poursuite de l'exploitation de l'entreprise de APF Energy et de ces autres entités.

*Prix des substances pétrolières*

Les résultats d'exploitation et la situation financière de APF Energy et, par conséquent, les sommes versées à la Fiducie aux termes de la redevance, sont tributaires des prix obtenus pour sa production de pétrole et de gaz naturel. Les prix du pétrole et du gaz naturel ont fluctué considérablement au cours des dernières années et sont déterminés par des facteurs liés à l'offre et à la demande, y compris les conditions climatiques et la conjoncture économique ainsi que les conditions qui prévalent dans d'autres zones pétrolifères, qui sont tous indépendants de la volonté de la Fiducie ou de sa direction. La baisse éventuelle des prix du pétrole et du gaz naturel pourrait avoir une incidence défavorable importante sur l'exploitation, la situation financière et les réserves pouvant être mises en production de façon rentable de APF Energy et sur les possibilités de mettre en valeur ses réserves de pétrole et de gaz naturel. La direction de APF Energy compte conclure des opérations de couverture aux moments appropriés afin de gérer le risque lié à la fluctuation des prix du pétrole et du gaz naturel. APF Management pourrait également gérer le risque lié à la variation du cours du change en faisant en sorte que APF Energy conclue à l'occasion des contrats de change à terme. Dans la mesure où APF Energy entreprend des activités de gestion du risque lié au prix des marchandises et au cours du change, elle sera exposée aux risques relatifs à la solvabilité des contreparties avec

lesquelles elle conclut ses contrats. Le revenu distribuable de la Fiducie sera par conséquent tributaire des prix du pétrole et du gaz naturel en vigueur.

*Nature des parts de fiducie*

Les titres comme les parts de fiducie possèdent certaines caractéristiques qui sont communes aux titres de participation et aux titres d'emprunt. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier, et les épargnants ne devraient pas les considérer comme des actions de APF Energy ou d'autres entités dans lesquelles la Fiducie investit. Les parts de fiducie ont été créées aux termes de l'acte de fiducie et représentent une participation dans la Fiducie. Les porteurs de parts ne bénéficieront pas des droits et de la protection que les lois sur les sociétés par actions confèrent habituellement aux actionnaires d'une société par actions, par exemple, le droit à la dissidence et la possibilité d'intenter un recours auprès d'un tribunal en cas d'abus ou d'injustice.

Le cours des parts de fiducie fluctuera en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment le prix des marchandises, les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés pétrolifères et gazéifères adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

*Considérations fiscales et réglementation gouvernementale*

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et les programmes incitatifs gouvernementaux relatifs aux fiducies de fonds communs de placement et au secteur pétrolier et gazier, dans la mesure où ils ont une incidence sur le régime fiscal de la Fiducie ou sur la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait entraîner des conséquences défavorables pour les porteurs de parts.

La Fiducie est admissible à titre de fiducie de fonds commun de placement et elle compte le demeurer. Par conséquent, les parts de fiducie constituent des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenus de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices en vertu de la Loi de l'impôt.

Bien que la Fiducie compte demeurer admissible à titre de fiducie de fonds commun de placement et respecter les plafonds applicables en matière de contenu étranger, il n'est pas certain qu'elle y parviendra.

*Emprunts de APF Energy*

APF Energy a actuellement le droit, sous réserve de certaines lignes directrices, d'emprunter des fonds aux fins générales de son entreprise, y compris les dépenses en immobilisations, et afin d'acquérir des propriétés pétrolifères et gazéifères, d'acquitter les coûts en capital des propriétés et d'obtenir ces prêts en priorité par rapport à la redevance. Il est prévu que des facilités de crédit additionnelles seront obtenues à l'occasion à l'intention de nouveaux membres du groupe ou filiales de la Fiducie. Les sommes versées relativement au capital de la dette contractée à l'égard des propriétés pétrolières et gazéifères de APF Energy et d'autres éléments d'actif ou entités lui appartenant et à l'intérêt sur cette dette réduisent le revenu distribuable de la Fiducie. APF Energy dispose actuellement d'une facilité de crédit consortiale d'un montant de 77 M$, dont environ 59,25 M$ avaient été prélevés en date du 31 décembre 2001. Voir « Structure du capital cumulé de la Fiducie et d'APF Energy combinée de la Fiducie et de APF Energy ». Les emprunts, s'il y a lieu, la fluctuation du taux d'intérêt et les remboursements de capital prévus pourraient avoir une incidence sur le rendement du placement des porteurs de parts. Les propriétés et d'autres éléments d'actif pourraient être vendus ou réalisés par les banquiers de APF Energy ou autrement aliénés si les revenus étaient insuffisants pour remplir ces obligations. En outre, la capacité de APF Energy d'emprunter pour effectuer des achats ou pour financer des coûts en capital sera tributaire de la disponibilité du crédit selon des modalités acceptables pour elle.

*Retard dans les distributions en espèces*

Bien que le revenu distribuable de la Fiducie soit versé mensuellement, celui-ci ne correspondra pas nécessairement au revenu distribuable cumulé au cours de ce mois, mais constituera plutôt une estimation des sommes réelles reçues ou pouvant l'être au cours de la période et du montant de la « réserve de la Fiducie », soit la réserve maintenue au moyen du revenu

distribuable afin de financer l'obligation différée de versement du prix d'achat ou à d'autres fins de placement. En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel à l'exploitant des propriétés de APF Energy, et par cet exploitant à APF Energy, ces paiements entre ces parties peuvent également être retardés en raison de restrictions imposées par les prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés aux fins de l'exploitation des propriétés ou de la constitution de provisions à l'égard de tels frais. Le moment et le montant des dépenses en immobilisations requises auront une incidence directe sur les distributions en espèces aux porteurs de parts.

**Conflits d'intérêts possibles**

Dans certaines situations, les intérêts de APF Management ou de tout nouveau gestionnaire des éléments d'actif ou entités de la Fiducie pourraient être en conflit avec ceux des porteurs de parts. Ni APF Management ni les membres de sa direction n'exercent leurs activités à plein temps pour le compte de APF Energy ou de la Fiducie et, lorsqu'ils représentent d'autres personnes, ils pourraient à certains moments agir en contradiction ou en concurrence avec les intérêts de APF Energy ou de la Fiducie. Le cas échéant, APF Management ou tout autre gestionnaire des éléments d'actif ou des entités de la Fiducie devra résoudre un tel conflit d'intérêt en faisant preuve de bonne foi et en tenant compte des intérêts des porteurs de parts.

Il peut arriver que les membres du conseil d'administration de APF Energy soient administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec APF Energy ou la Fiducie. Il n'est pas certain que ces personnes communiqueront à APF Energy ou à la Fiducie les occasions qui leur seront signalées.

**Épuisement des réserves des propriétés**

La Fiducie présente certains attributs uniques qui la distinguent des sociétés traditionnelles du secteur pétrolier et gazier. Le revenu distribuable, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, ira en diminuant au fil du temps parallèlement au déclin de la production habituellement tirée des réserves de pétrole, de gaz naturel et de LGN. APF Energy ne réinvestit pas les rentrées de fonds de la même façon que les sociétés pétrolières et gazières traditionnelles. Par conséquent, en l'absence d'injection de capital, les taux de production et les réserves initiaux de APF Energy diminueront.

Les réserves et la production de pétrole et de gaz naturel futures de APF Energy, et par conséquent ses rentrées de fonds, seront largement tributaires du fait que APF Energy réussisse à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou d'activités de mise en valeur, les réserves et la production de APF Energy diminueront graduellement au fil de l'exploitation des réserves.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. APF Energy livre énergiquement concurrence, pour faire l'acquisition de réserves et recruter du personnel technique compétent, à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est pas certain que APF Management, pour le compte de APF Energy, réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent aux objectifs de placement de la Fiducie. La redevance appartenant à la Fiducie n'aura aucune valeur lorsque les réserves des propriétés de APF Energy ne pourront plus être commercialisées de façon rentable. Par conséquent, en l'absence de rentrées de fonds provenant d'autres éléments d'actif ou entités appartenant à la Fiducie, les porteurs de parts devront s'en remettre aux rentrées de fonds provenant de leur placement dans les parts de fiducie pour réaliser un revenu et obtenir le rendement du capital investi pendant la période au cours de laquelle les réserves peuvent être récupérées de façon rentable.

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de APF Energy d'investir les capitaux nécessaires pour maintenir ou augmenter ses réserves de pétrole et de gaz naturel diminuera. Dans la mesure où APF Energy est obligée d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations ou pour faire l'acquisition de propriétés, le montant du revenu distribuable de la Fiducie sera réduit.

**Responsabilité limitée des porteurs de parts**

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité relativement à la Fiducie ou à ses obligations et affaires et, dans l'éventualité où un tribunal tiendrait les porteurs de parts responsables à l'un ou l'autre de ces égards, cette responsabilité se limitera à l'actif de la Fiducie. Aux termes de l'acte de fiducie, la Fiducie indemnisera et tiendra quitte chaque porteur de parts des frais, dommages, responsabilités et pertes qu'il pourrait engager ou subir en raison du fait que sa responsabilité n'est pas ainsi limitée.

Aux termes de l'acte de fiducie, tous les documents écrits qui sont signés par la Fiducie ou pour son compte doivent renfermer une disposition selon laquelle l'obligation en question ne liera pas les porteurs de parts personnellement et toute responsabilité se limitera à l'actif de la Fiducie. Le placement principal de la Fiducie est fait conformément à la convention relative à la redevance, qui régit le versement de la redevance à la Fiducie et renferme de telles dispositions. Nonobstant ces dispositions, les porteurs de parts pourraient ne pas être protégés à l'égard des responsabilités de la Fiducie dans la même mesure où un actionnaire est protégé à l'égard des responsabilités d'une société par actions. La responsabilité personnelle peut également découler de réclamations présentées contre la Fiducie, autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi, s'il y a lieu. On considère qu'il est peu probable qu'une telle responsabilité personnelle soit engagée.

La Fiducie exerce ses activités, d'après l'avis de ses conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie.

## VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENU DES REGISTRES

Les vérificateurs de APF Energy et de la Fiducie sont PricewaterhouseCoopers s.r.l., comptables agréés, 425, 1st Street S.W., bureau 1200, Calgary (Alberta) T2P 3V7.

L'agent chargé de la tenue des registres et agent des transferts relativement aux parts de fiducie est Société de fiducie Computershare du Canada, à ses bureaux principaux de Montréal, au Québec, de Toronto, en Ontario, et de Calgary, en Alberta.

## PROMOTEUR

APF Management peut être considérée comme le promoteur de la Fiducie, étant donné qu'elle a pris l'initiative de créer la Fiducie et APF Energy. APF Management et ses administrateurs, les membres de sa direction et ses initiés sont collectivement propriétaires de 357 842 parts de fiducie (2,3 % des parts de fiducie émises et en circulation à la date des présentes).

Aux termes de conventions de gestion, APF Management gère la Fiducie et APF Energy et touche des frais de gestion et des frais de structuration. APF Management a également droit au remboursement de ses frais généraux et administratifs.

## LITIGES

Il n'y a aucun litige important auquel APF Energy ou la Fiducie soit partie et celles-ci ne sont au courant d'aucun litige imminent.

## QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique ayant trait au présent placement seront examinées par Parlee McLaws LLP, pour le compte de la Fiducie, de APF Energy et de APF Management, et par Burnet, Duckworth & Palmer LLP, pour le compte des preneurs fermes.

## INTÉRÊTS DES EXPERTS

En date des présentes, les associés et les avocats salariés de Parlee McLaws LLP et de Burnet, Duckworth & Palmer LLP sont, directement ou indirectement, propriétaires véritables de moins de 1 % des parts de fiducie en circulation.

En date des présentes, les associés de PricewaterhouseCoopers s.r.l. ne sont collectivement propriétaires véritables, directement ou indirectement, d'aucune part de fiducie.

En date des présentes, les administrateurs, les membres de la direction et les membres du groupe de Gilbert Lausten Jung Associates Ltd. ne sont collectivement propriétaires véritables, directement ou indirectement, d'aucune part de fiducie.

En date des présentes, les administrateurs, les membres de la direction et les membres du groupe de Sproule Associates Limited ne sont collectivement propriétaires véritables, directement ou indirectement, d'aucune part de fiducie.

En date des présentes, les administrateurs, les membres de la direction et les membres du groupe de Martin & Brusset Associates ne sont collectivement propriétaires véritables, directement ou indirectement, d'aucune part de fiducie.

## DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

# ÉTAT FINANCIER PRO FORMA

**Rapport sur la compilation**

**Au fiduciaire d'APF Energy Trust
et aux administrateurs d'APF Energy Inc.**

Nous avons procédé à un examen portant uniquement sur la compilation de l'état cumulé pro forma des résultats et bénéfices non répartis d'APF Energy Trust de la période de neuf mois terminée le 30 septembre 2001 ci-joint, qui a été préparé pour inclusion dans le prospectus relatif à la distribution et à l'émission de 2 600 000 parts de fiducie (25 350 000 $) à 9,75 $ la part. À notre avis, l'état cumulé pro forma des résultats et bénéfices non répartis a été compilé correctement pour refléter les opérations prévues et les hypothèses décrites dans les notes 1 et 2 afférentes à l'état financier cumulé pro forma du 30 septembre 2001.

•
Comptables agréés

Calgary (Alberta)
Le • 2002

## APF Energy Trust

Résultats et bénéfices non répartis cumulés pro forma
(sans vérification)
**30 septembre 2001**

| | APF Energy Trust 30 septembre 2001 | Alliance Energy Inc. 28 février 2001 | Acquisition en Saskatchewan 30 avril 2001 | Chiffres Cumulés | Ajustements (note 2 (b)) | | Total |
|---|---|---|---|---|---|---|---|
| **Revenus** | | | | | | | |
| Ventes de pétrole et de gaz naturel | 52 425 618 | 5 260 905 | 8 289 280 | 65 975 803 | | | 65 975 803 |
| Redevances versées, déduction faite du CIAR | (10 232 072) | (1 156 759) | (1 497 333) | (12 886 164) | | | (12 886 164) |
| Autres revenus d'exploitation | 941 258 | - | 152 053 | 1 093 311 | | | 1 093 311 |
| | 43 134 804 | 4 104 146 | 6 944 000 | 54 182 950 | - | | 54 182 950 |
| **Charges** | | | | | | | |
| Charges d'exploitation | 8 787 173 | 720 591 | 2 290 667 | 11 798 431 | | | 11 798 431 |
| Frais généraux et administratifs | 2 026 121 | 229 580 | - | 2 255 701 | 164 167 | (viii) | 2 419 868 |
| Frais de gestion | 1 193 417 | - | - | 1 193 417 | 280 693 | (iii) | 1 474 110 |
| Intérêts sur la dette à long terme | 2 027 268 | 100 550 | - | 2 127 818 | (1 459 504) | (ii) | 668 314 |
| Impôts sur le capital et autres impôts et taxes | 698 886 | - | - | 698 886 | | | 698 886 |
| Épuisement et amortissement | 13 250 972 | 765 642 | - | 14 016 614 | 2 837 291 | (i), (vi) | 16 795 951 |
| | | | | | (57 954) | (v) | |
| Frais de restauration des lieux | 800 627 | - | - | 800 627 | 57 954 | (v) | 961 458 |
| | | | | | 102 877 | (vii) | |
| | 28 784 464 | 1 816 363 | 2 290 667 | 32 891 494 | 1 925 523 | | 34 817 017 |
| **Bénéfice d'exploitation** | 14 350 340 | 2 287 783 | 4 653 333 | 21 291 456 | (1 925 523) | | 19 365 933 |
| **Charge d'impôts sur les bénéfices (recouvrement)** | | | | | | | |
| Impôts exigibles | - | 1 204 687 | - | 1 204 687 | (1 204 687) | (iv) | - |
| Impôts futurs | (3 398 333) | - | - | (3 398 333) | | | (3 398 333) |
| **Bénéfice net (perte) de la période** | 17 748 673 | 1 083 096 | 4 653 333 | 23 485 102 | (720 836) | | 22 764 266 |
| **Bénéfices non répartis au début de la période** | 6 080 443 | 3 220 990 | - | 9 301 433 | | | 9 301 433 |
| Dividende de la participation résiduelle de 1 % | (337 877) | - | - | (337 877) | | | (337 877) |
| **Bénéfices non répartis à la fin de la période** | 23 491 239 | 4 304 086 | 4 653 333 | 32 448 658 | (720 836) | | 31 727 822 |
| **Résultat par part** | 1,514 | | | | | | 1,252 |

**APF Energy Trust**
Notes afférentes aux états financiers cumulés pro forma
(sans vérification)
**30 septembre 2001**

## 1. Mode de présentation

L'état financier cumulé pro forma d'APF Energy Trust (la « Fiducie ») a été préparé par la direction pour tenir compte de l'achat d'Alliance Energy Inc. (« Alliance »), y compris les terrains du sud-est de la Saskatchewan. Alliance exerce des activités d'exploration, de mise en valeur et de production pétrolière et gazéifère au Canada. L'état financier cumulé pro forma a été préparé à partir de renseignements tirés des états financiers historiques cumulés non vérifiés du 30 septembre 2001 de la Fiducie, des états financiers non vérifiés du 28 février 2001 d'Alliance, des états des résultats d'exploitation non vérifiés relatifs aux terrains du sud-est de la Saskatchewan de la période de quatre mois terminée le 30 avril 2001 (le quatrième mois étant calculé comme le tiers du trimestre terminé le 31 mars 2001) et des hypothèses décrites à la note 2 ci-dessous.

Les terrains du sud-est de la Saskatchewan ont été acquis par Alliance le 30 avril 2001 à la suite de l'acquisition d'Alliance par la Fiducie le 11 avril 2001. Dans l'état cumulé pro forma des résultats et bénéfices non répartis, il est tenu compte de ces opérations comme si elles avaient eu lieu le 1er janvier 2001.

L'état financier cumulé pro forma peut ne pas être représentatif de la situation financière ou des résultats d'exploitation de la Fiducie qui seront obtenus dès la conclusion des arrangements. Dans la préparation de l'état financier pro forma, aucun ajustement n'a été fait pour refléter les économies qui ont pu être réalisées au chapitre de l'administration ou de l'exploitation avant les dates d'acquisition découlant de l'exploitation des entreprises regroupées.

Les conventions comptables utilisées pour préparer l'état financier pro forma sont conformes à celles qui sont expliquées dans les états financiers vérifiés de la Fiducie au 31 décembre 2000 et pour l'exercice terminé à cette date. De l'avis de la direction, l'état financier pro forma comprend tous les ajustements nécessaires à une présentation fidèle.

L'état financier pro forma doit être lu avec les états financiers cumulés de la Fiducie au 31 décembre 2000 et pour l'exercice terminé à cette date, les états financiers vérifiés d'Alliance au 30 novembre 2000 et pour l'exercice terminé à cette date et les états intermédiaires au 30 septembre 2001 et au 28 février 2001, respectivement.

La Fiducie est une société de placement à capital variable en vertu des lois de la province de l'Alberta.

Les droits de redevance (la « Redevance ») rattachés à la production tirée des terrains pétrolifères et gazéifères acquis d'APF Energy Inc. (« APF Energy ») donneront effectivement lieu à un transfert à 99 % des droits de participation dans ces terrains aux porteurs de parts de la Fiducie (les « porteurs de parts »). La Redevance constitue un droit de redevance rattaché aux terrains pétrolifères et gazéifères détenus par APF Energy, mais elle ne confère aucun droit de propriété dans les avoirs miniers sous-jacents. APF Energy est en droit d'emprunter des fonds pour financer l'achat de terrains et d'actif corporel supplémentaires, des dépenses en immobilisations ou d'autres obligations financières ou charges relativement aux terrains si ceux-ci devaient ne pas produire de bénéfice suffisant pour rembourser la dette. La Fiducie a droit à 99 % des revenus d'exploitation et des revenus complémentaires découlant des terrains, moins tous les frais liés aux terrains, les impôts se rapportant à ceux-ci, les frais généraux et administratifs d'APF Energy, les frais de gestion payés à APF Energy Management Inc. relativement à la gestion d'APF Energy et à la Redevance et aux frais du service de la dette (y compris les versements de capital). La Fiducie doit rembourser APF Energy à l'égard des redevances et des droits à la Couronne se rapportant à la production attribuable à la Redevance.

## 2. Ajustements et hypothèses pro forma

a) L'achat d'Alliance et des terrains du sud-est de la Saskatchewan ont tous deux été pris en compte dans le bilan cumulé de la Fiducie au 30 septembre 2001. Par conséquent, aucun bilan pro forma n'a été préparé au 30 septembre 2001.

b) L'état cumulé pro forma des résultats et bénéfices non répartis (et la note 3, selon le cas) a été préparé comme si les opérations proposées avaient eu lieu le 1er janvier 2001 :

(i) le prix d'achat affecté aux immobilisations d'Alliance est amorti selon la méthode de l'amortissement proportionnel au rendement;

(ii) les intérêts liés à l'augmentation de la dette à long terme découlant de l'acquisition d'Alliance et des propriétés du sud-est de la Saskatchewan d'un montant approximatif de 75 M$ et la réduction de la dette à long terme découlant de l'émission de parts de fiducie d'un montant approximatif de 89 M$, incluant le produit du placement en vertu du présent prospectus simplifié, ont été comptabilisés à un taux annuel de 7,5 %;

(iii) les frais de gestion de 3,5 % ont été imputés au montant net des flux de trésorerie liés à l'exploitation;

(iv) les impôts exigibles et futurs ont été ajustés pour tenir compte des impôts sur les bénéfices comme si le bénéfice tiré des terrains acquis soumis au calcul de la Redevance était en vigueur le 1er janvier 2001. Il est présumé que les impôts sur le bénéfice différentiel sont imputés aux porteurs de parts au moyen du calcul de la Redevance. Les déductions fiscales et comptables à l'égard des immobilisations dans APF Energy sont présumées être les mêmes;

(v) les frais de restauration des lieux ont été ajustés pour être conformes à la présentation;

(vi) l'ajustement de l'épuisement relativement aux terrains du sud-est de la Saskatchewan est calculé selon la méthode de l'amortissement proportionnel au rendement;

(vii) les frais de restauration des lieux à l'égard des terrains du sud-est de la Saskatchewan sont calculés selon la méthode de l'amortissement proportionnel au rendement en utilisant le même taux que celui qui a été appliqué à l'égard de la Fiducie;

(viii) les frais généraux et administratifs se rapportant aux terrains du sud-est de la Saskatchewan sont calculés selon un tarif de 0,75 $ le baril produit;

(ix) la distribution de la Redevance suppose que la réserve pour prélèvements sur le fonds de roulement sera ajustée pour maintenir les distributions aux porteurs selon les calculs par part, à moins que la réserve pour prélèvements sur le fonds de roulement ne soit réduite. Il est présumé qu'aucune partie de la réserve pour prélèvements sur le fonds de roulement ne sera affectée au paiement de distributions supplémentaires;

(x) le nombre présumé de parts de fiducie en circulation au 1er janvier 2001, en présumant que la totalité des opérations ont eu lieu à cette date, totalise 18 183 880 aux fins du calcul par part et tient compte de l'émission de 1 080 000 parts de fiducie le 22 octobre 2001 et de 2 600 000 parts de fiducie en vertu du présent prospectus simplifié.

**APF Energy Trust**
Notes afférentes aux états financiers cumulés pro forma
(sans vérification)
**30 septembre 2001**

### 3. Distribution pro forma de la Redevance

| | APF Energy Trust 30 septembre 2001 | Alliance Energy Inc. 28 février 2001 | Acquisition en Saskatchewan 30 avril 2001 | Chiffres Cumulés | Ajustements (note 2 (b)) | | Total |
|---|---|---|---|---|---|---|---|
| **Ventes de pétrole et de gaz naturel** | 52 425 618 | 5 260 905 | 8 289 280 | 65 975 803 | | | 65 975 803 |
| **Autres revenus d'exploitation** | 941 258 | - | 152 053 | 1 093 311 | | | 1 093 311 |
| Montant brut des redevances dérogatoires et des redevances du locateur | (4 596 353) | (534 887) | (226 063) | (5 357 303) | | | (5 357 303) |
| | 48 770 523 | 4 726 018 | 8 215 270 | 61 711 811 | | | 61 711 811 |
| Moins les éléments ci-dessous : | | | | | | | |
| Charges d'exploitation | 8 787 173 | 720 591 | 2 290 667 | 11 798 431 | | | 11 798 431 |
| Frais du service de la dette | 2 027 268 | 100 550 | - | 2 127 818 | (1 459 504) | (ii) | 668 314 |
| Frais de gestion | 1 193 417 | - | - | 1 193 417 | 280 639 | (iii) | 1 474 110 |
| Frais généraux et administratifs | 2 026 121 | 229 580 | - | 2 255 701 | 164 167 | (viii) | 2 419 868 |
| Dépenses en immobilisations | 9 586 293 | - | - | 9 586 293 | | | 9 586 293 |
| Prélèvements sur les facilités de crédit | (9 586 293) | - | - | (9 586 293) | | | (9 586 293) |
| Apport au fonds d'abandon des lieux | 250 000 | - | - | 250 000 | | | 250 000 |
| Impôts sur le capital et autres impôts et taxes | 698 886 | - | - | 698 886 | | | 698 886 |
| | 14 982 865 | 1 050 721 | 2 290 667 | 18 324 253 | (1 014 644) | | 17 309 608 |
| **Bénéfice assujetti à la Redevance** | 33 787 658 | 3 675 297 | 5 924 603 | 43 387 558 | 1 014 644 | | 44 402 202 |
| **99 % du bénéfice assujetti à la Redevance** | 33 449 781 | 3 638 544 | 5 865 357 | 42 953 682 | 1 004 498 | | 43 958 180 |
| **Droits à la Couronne, montant net** | (5 579 361) | (621 872) | (1 258 557) | (7 459 790) | | | (7 459 790) |
| **Bénéfice distribuable** | 27 870 420 | 3 016 672 | 4 606 800 | 35 493 892 | 1 004 498 | | 36 498 390 |
| **Prélèvements (réserve pour prélèvements) sur le fonds de roulement** | 869 297 | (3 016 672) | (4 606 800) | (6 754 175) | 6 754 175 | (ix) | - |

**APF Energy Trust**
Notes afférentes aux états financiers cumulés pro forma
(sans vérification)
**30 septembre 2001**

| | APF Energy Trust 30 septembre 2001 | Alliance Energy Inc. 28 février 2001 | Acquisition en Saskatchewan 30 avril 2001 | Chiffres Cumulés | Ajustements (note 2 (b)) | Total |
|---|---|---|---|---|---|---|
| **Bénéfice distribuable, déduction faite de la réserve pour prélèvements sur le fonds de roulement** | 28 739 717 | - | - | 28 739 717 | 7 758 673 | 36 498 390 |
| **Bénéfice distribuable à ce jour** | 25 113 747 | - | - | 25 113 747 | - | 25 113 747 |
| **Distributions de la Redevance à payer** | 3 625 970 | - | - | 3 625 970 | 7 758 673 | 11 384 643 |
| **Bénéfice distribuable par part** | 2,392 | | | | | 2,007 |
| **Bénéfice distribuable, déduction faite de la réserve pour prélèvements sur le fonds de roulement et avant la distribution spéciale, par part** | 2,466 | | | | | 2,007 |

## 4. Redevance

La Fiducie applique la méthode de la capitalisation du coût entier en vertu de laquelle tous les coûts des terrains acquis et mis en valeur sont capitalisés.

La Redevance est amortie pour épuisement selon la méthode de l'amortissement proportionnel au rendement fondée sur les réserves prouvées.

Le coût de la Redevance moins l'épuisement cumulé est limité à un montant égal aux revenus nets futurs estimatifs découlant des réserves prouvées (fondés sur les prix et les coûts constants à la date du bilan), moins les frais généraux et administratifs, les frais de financement et les frais de restauration des lieux futurs estimatifs.

## 5. Capitaux propres

Le capital par part autorisé de la Fiducie consiste en 500 000 000 de parts. Au 30 septembre 2001, 14 503 880 parts étaient en circulation.

Le capital-actions autorisé d'APF Energy consiste en un nombre illimité d'actions ordinaires, dont dix avaient été émises à 1,00 $ chacune au 30 septembre 2001.

## 6. Impôts sur les bénéfices

La Fiducie est une fiducie imposable en vertu de la *Loi de l'impôt sur le revenu* (Canada). La Fiducie répartit la totalité de son bénéfice entre ses porteurs de parts. Par conséquent, aucune charge d'impôts n'a été prévue dans les états financiers de la Fiducie, étant donné que la responsabilité des impôts sur les bénéfices incombe aux porteurs de parts. La charge d'impôts est inscrite à l'égard de la société qui détient la participation du concessionnaire relativement à la Redevance.

## 7. Autres principales conventions comptables

Se reporter à la note 2 afférente aux états financiers cumulés vérifiés d'APF Energy Trust et APF Energy Inc. de l'exercice terminé le 31 décembre 2000, qui sont intégrés par renvoi dans le présent prospectus.

## 8. Convention de placement

Le 25 janvier 2002, la Fiducie, APF Energy et APF Energy Management Inc. ont conclu une convention de placement à l'égard d'une nouvelle émission de parts pour un produit brut de 25 350 000 $ avant les charges en vue d'effectuer des paiements de redevance à APF Energy pour des terrains pétrolifères et gazéifères acquis antérieurement et de fournir à APF Energy un fonds de roulement qu'elle affectera à priori au remboursement d'une partie de sa facilité de crédit à vue renouvelable.

La Fiducie a octroyé aux preneurs fermes une option d'achat visant 650 000 parts de fiducie supplémentaires au prix de 9,75 $ chacune, option qui peut être levée au plus tard 48 heures avant la date de clôture. Aucun ajustement n'a été fait à cet égard.

## ATTESTATION DE LA FIDUCIE ET DU PROMOTEUR

Le 25 janvier 2002

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour APF ENERGY TRUST,
APF ENERGY INC.,

*(signé) Martin Hislop*
Chef de la direction

*(signé) Alan MacDonald*
Chef des finances

Au nom du conseil d'administration,

*(signé) Steven Cloutier*

*(signé) Donald Engle*

Pour APF ENERGY MANAGEMENT INC.,
gestionnaire de APF ENERGY TRUST,

*(signé) Martin Hislop*
Chef de la direction

*(signé) Alan MacDonald*
Chef des finances

Au nom du conseil d'administration,

*(signé) Martin Hislop*

*(signé) Steven Cloutier*

Pour le PROMOTEUR,

APF ENERGY MANAGEMENT INC.,

*(signé) Martin Hislop*
Chef de la direction

**ATTESTATION DES PRENEURS FERMES**

Le 25 janvier 2002

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour SCOTIA CAPITAUX INC.,

*(signé) Eric McFadden*

Pour MARCHÉS MONDIAUX CIBC INC.,

*(signé) Arthur N. Korpach*

Pour FINANCIÈRE BANQUE NATIONALE INC.,

*(signé) L. Trevor Anderson*

Pour CORPORATION RECHERCHE CAPITAL,

*(signé) Jacob Roorda*

Pour VALEURS MOBILIÈRES TD INC.,

*(signé) Lee A. Pettigrew*

Pour CORPORATION DE VALEURS MOBILIÈRES DUNDEE,

*(signé) Jennifer K. Stevenson*

***A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.***

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by those persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy Inc., 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy Inc. at the above-mentioned address and telephone number.*

*Neither the offer or sale of any of the securities qualified by this short form prospectus has been registered under the United States Securities Act of 1933 as amended, and none of such securities nor any rights thereto or interest therein may be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States, except pursuant to a registration statement declared effective by the United States Securities and Exchange Commission under such act or pursuant to an available exemption from such registration. See "Plan of Distribution".*

**Preliminary Short Form Prospectus dated January 25, 2002**

**New Issue**


SEC MAIL
PROCESSING
RECEIVED
JAN 31 2002
354
SECTION
WASH, D.C.

# APF ENERGY TRUST

**$25,350,000**
**2,600,000 TRUST UNITS**

## PRICE: $9.75 PER TRUST UNIT

APF Energy Trust (the "Trust") is hereby qualifying 2,600,000 trust units (the "Trust Units") of the Trust for distribution at a price of $9.75 per Trust Unit. The outstanding Trust Units are listed and posted for trading on The Toronto Stock Exchange (the "TSE") under the trading symbol "AY.UN". On January 24, 2002, the closing price of the Trust Units on the TSE was $10.20. The price of the Trust Units offered hereby was determined by negotiation between APF Energy Inc. ("APF Energy"), on behalf of the Trust, and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Research Capital Corporation, TD Securities Inc. and Dundee Securities Corporation (collectively, the "Underwriters").

| | Price to the Public | Underwriters' Fee | Net Proceeds to the Trust(1) |
|---|---|---|---|
| Per Trust Unit | $9.75 | $0.4875 | $9.2625 |
| Total(2) | $25,350,000 | $1,267,500 | $24,082,500 |

Notes:

(1) Before deducting expenses of this offering, estimated to be $200,000 which, together with the Underwriters' fee, will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an aggregate of 650,000 Trust Units on the same terms as set forth above, exercisable until 48 hours prior to the date of closing. The Underwriters' Option and the Trust Units issued upon exercise of the Underwriters' Option are qualified for distribution under this short form prospectus. If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust, before deducting expenses of this offering, will be $31,687,500, $1,584,375, and $30,103,125, respectively. See "Plan of Distribution".

In the opinion of counsel, the Trust Units will be eligible for investment under those statutes referred to under "Eligibility for Investment".

**Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are direct or indirect subsidiaries of Canadian chartered banks which are lenders to APF Energy and to which APF Energy is presently indebted. APF Energy has issued a 99% royalty on its oil and natural gas income to the Trust. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of this offering will be used by the Trust, after payment of the Deferred Purchase Obligation (as hereinafter defined) to APF Energy, to provide working capital to APF Energy, which APF Energy will initially use to repay a portion of its indebtedness to such banks. See "Relationship Between APF Energy's Lenders and Underwriters" and "Use of Proceeds".**

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP. Subject to applicable laws, the Underwriters may, in connection with this offering, over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution". Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive Trust Unit certificates will be available for delivery on the closing of this offering, which is expected to take place on or about February 13, 2002.

## TABLE OF CONTENTS



## SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

| | | | |
|---|---|---|---|
| **"Gj"** | Gigajoule = 0.95 mcf | **"bcf"** | 1,000,000,000 cubic feet |
| **"md"** | millidarcy | **"mcf/d"** | one thousand cubic feet per day |
| **"NGLs"** | natural gas liquids | **"mmcf/d"** | one million cubic feet per day |
| **"bbls"** | barrels | **"BTU"** | British thermal unit |
| **"mbbl"** | 1,000 barrels | **"mmbtu"** | one million BTUs |
| **"bbl/d"** | barrels per day | | |
| **"mstb"** | thousand standard barrels | **"boe"** | barrels of oil equivalent |
| | | **"mboe"** | 1,000 barrels of oil equivalent |
| **"mcf"** | 1,000 cubic feet | **"boe/d"** | barrels of oil equivalent per day |
| **"mmcf"** | 1,000,000 cubic feet | | |
| | | **"m"** | meters |
| | | **"km"** | kilometers |

**Note: for the purposes of this document, except for certain documents incorporated by reference (including the "AIF" as defined herein), six mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content. For certain documents incorporated by reference in this short form prospectus, 10 mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content.**

"**ARC**" means Alberta Royalty Credit.

"**Deferred Purchase Obligation**" means the ongoing obligation of the Trust to pay to APF Energy, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and of certain designated capital expenditures, as partial consideration for the royalty granted by APF Energy to the Trust.

"**Southeast Saskatchewan Properties**" means oil and gas properties acquired by Alliance Energy Inc. (now APF Energy, by amalgamation) on April 30, 2001 in the Queensdale, Tatagwa, Ingoldsby, Carlyle, Star Valley, Lost Horse Hills, Macoun, Sherwood, Skinner Lake and Innes areas.

"**Unitholder**" means a holder of Trust Units of the Trust.

All dollar amounts are stated in Canadian dollars except where otherwise stated.

## ELIGIBILITY FOR INVESTMENT

In the opinion of Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP, the Trust Units will, at the date of closing of this offering, and subject to the assumptions contained in "Canadian Federal Income Tax Considerations" being met at the date of closing, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the *Income Tax Act* (Canada) and will not constitute foreign property for those plans. The foregoing opinion assumes that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the Trust Units.

Eligibility of the Trust Units for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

*Insurance Companies Act* (Canada)
*Trust and Loan Companies Act* (Canada)
*Cooperative Credit Associations Act* (Canada)
*Pension Benefits Standards Act, 1985* (Canada)
*Financial Institutions Act* (British Columbia)
*Pension Benefits Standards Act* (British Columbia)
*Loan and Trust Corporations Act* (Alberta)
*Employment Pension Plans Act* (Alberta)
*The Pensions Benefits Act, 1992* (Saskatchewan)
*The Insurance Act* (Manitoba)
*The Trustee Act* (Manitoba)
*The Pension Benefits Act* (Manitoba)
*Pension Benefits Act* (Ontario)
*An Act respecting insurance* (Québec)
*An Act respecting trust companies and savings companies* (Québec) (except for trust companies with respect to funds, other than deposits, which are administered for other persons)
*Supplemental Pension Plans Act* (Québec)

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy, 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above-mentioned address and telephone number.

The following documents of the Trust and Alliance Energy Inc. ("Alliance"), which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Trust dated May 11, 2001, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2000 incorporated therein (the "AIF");

(b) the prospectus of the Trust dated June 21, 2001, as it relates to the acquisition of Alliance and the Southeast Saskatchewan Properties, as to only those portions thereof which appear under the headings "Information Concerning Alliance", "Information Concerning the Southeast Saskatchewan Acquisition", "Effect of the Acquisition on the Trust/APF Energy", "Financial Statements" and "Pro-Forma Financial Statements";

(c) the Information Circular dated April 30, 2001 relating to the annual general and special meeting of Unitholders of the Trust held on June 6, 2001 (the "Circular"), excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the Circular (which portions shall be deemed not to have been incorporated by reference herein);

(d) the unaudited interim comparative combined financial statements of the Trust for the three months and nine months ended September 30, 2001 and 2000 contained in the third quarter interim report for 2001 (these statements were prepared using the same generally accepted accounting policies as the December 31, 2000 audited financial statements and should be read in conjunction with the December 31, 2000 financial statements);

(e) management's discussion and analysis for the nine months ended September 30, 2001 contained in the third quarter interim report for 2001;

(f) the audited comparative combined financial statements of the Trust and notes thereto for the years ended December 31, 2000 and 1999, together with the report of the auditors of the Trust thereon contained in the Trust's 2000 Annual Report;

(g) the audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000, 1999 and 1998, together with the report of the auditors of Alliance thereon;

(h) the unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000;

(i) the material change report of the Trust dated October 23, 2001 with respect to the closing of a private placement of 1,080,000 Trust Units;

(j) the material change report of the Trust dated June 29, 2001 with respect to the closing of a new issue of 3,050,000 Trust Units;

(k) the material change report dated June 19, 2001 with respect to the execution of an underwriting agreement providing for a new issue of Trust Units;

(l) the material change report of the Trust dated May 7, 2001 with respect to the acquisition by APF Energy of the Southeast Saskatchewan Properties;

(m) the material change report of the Trust dated April 19, 2001 with respect to the acquisition by APF Energy of the common shares of Alliance;

(n) the material change report of the Trust dated March 14, 2001 with respect to the offer by APF Energy to acquire common shares of Alliance, not including Schedule "A"; and

(o) the material change report of the Trust dated March 1, 2001 with respect to the closing of a new issue of 2,870,000 Trust Units.

Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential material change reports) which are filed by the Trust with a securities commission or other similar authority subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

**Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.**

## FORWARD LOOKING STATEMENTS

This short form prospectus contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this short form prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of our capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced;
- timing and amount of future production;
- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;

- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the timing and success of integrating the business and operations of acquired companies.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this short form prospectus.

## APF ENERGY TRUST

### General

The Trust is an open-end investment trust originally formed under the laws of the Province of Alberta in 1996 and currently governed by an amended and restated trust indenture dated May 26, 2000 (the "Trust Indenture"). The Trust Company of Bank of Montreal has been appointed as trustee. The principal office of the manager of the Trust, APF Energy Management Inc. ("APF Management") is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Trust's primary asset is the Royalty granted by APF Energy on its oil and gas properties. The Royalty consists of an entitlement to 99% of the royalty income earned by APF Energy after certain costs, expenditures and deductions.

The goal of the Trust is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy, through acquisition, drilling and optimization initiatives.

## APF ENERGY INC.

APF Energy was incorporated under the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, APF Energy's name was changed to APF Energy Inc. The registered and principal office of APF Energy is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

APF Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. APF Energy has six field employees and retains contract operators on several of its oil and gas properties.

## APF ENERGY MANAGEMENT INC.

APF Management was incorporated under the *Canada Business Corporations Act* on September 12, 1994 as Skyridge Resources Inc. By Articles of Amendment filed June 6, 1996, APF Management changed its name to APF Energy Management Inc. The registered and principal office of APF Management is 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

APF Management provides management, administrative and advisory services to the Trust and APF Energy pursuant to management agreements. APF Management has 35 employees and retains eight consultants.

APF Management was incorporated to manage and own oil and natural gas properties. APF Management manages interests in oil and natural gas properties in Alberta, certain of which do not form part of the properties held by APF Energy. See "Risk Factors - Potential Conflicts of Interest."

## RECENT DEVELOPMENTS

### Acquisition of Alliance Energy Inc.

On April 11, 2001, APF Energy acquired 98.86% of the common shares of Alliance Energy Inc. ("Alliance"). APF Energy paid $2.02 per share for approximately 21.9 million common shares for aggregate consideration of approximately $44.2 million. The purchase price was satisfied by the payment of approximately $35.3 million in cash and the issuance by the Trust of 879,704 Trust Units at a deemed price of $10.05 per Trust Unit. Together with the assumption of Alliance's existing

debt, the total transaction is valued at approximately $47.4 million. APF Energy has since acquired the remaining shares pursuant to the compulsory acquisition procedures of the *Business Corporations Act* (Alberta). The acquisition added approximately 1,600 barrels per day of production of light oil in southeast Saskatchewan, almost all of which is operated. On May 1, 2001, Alliance and APF Energy were amalgamated, with the resulting entity continuing to carry on business under the name "APF Energy Inc.".

**Acquisition of Southeast Saskatchewan Properties**

Prior to APF Energy entering into an agreement to acquire Alliance, Alliance had agreed to acquire certain properties producing approximately 2,000 barrels per day of light oil in close proximity to its existing properties, from an arm's length third party, for aggregate consideration of approximately $42.4 million (after adjustments) (the "Southeast Saskatchewan Acquisition"). The closing of the transaction occurred on April 30, 2001. These operated, high working interest assets are complementary to existing Alliance production in southeast Saskatchewan. Through its acquisition of Alliance, APF Energy now has significant interests at Queensdale, Tatagwa, Ingoldsby, Carlyle, Star Valley, Lost Horse Hills, Macoun, Sherwood, Skinner Lake and Innes.

**Amendment of Credit Facilities**

APF Energy executed a credit agreement dated July 19, 2001 with a syndicate of Canadian resident financial institutions. The total facility is $77 million, comprised of a revolving demand credit facility. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the greater of the bank's prime rate and an average annual rate, plus the applicable margin from 0.125% to 1.5%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.5%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 at the U.S. base rate plus the applicable margin from 0.125% to 1.5%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 at the LIBOR rate plus the applicable margin from 1.125% to 2.5%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2%. The "applicable margin" is based on a sliding scale tied to APF Energy's debt to cash flow ratio. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders, which at December 31, 2001 was $64.5 million. Additional security, including a $125,000,000 demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy and a first floating charge on all of its other properties was delivered by APF Energy. A general assignment of book debts is also registered in all provinces of operation of APF Energy. See "Relationship Between APF Energy's Lenders and Underwriters".

**Asset Acquisition**

On August 31, 2001, APF Energy completed the purchase of 300 boe of production in the Sakwatamau area of West Central Alberta. The adjusted purchase price was $8.2 million. Included in the acquisition was a 100% interest in a gas plant with excess capacity, 10 sections of undeveloped land, more than 100 miles of 2-D seismic data and two 3-D seismic surveys. Several opportunities to increase cash flow from the property have been identified, including the tie-in of shut-in gas, plant optimization to increase production from existing wells, development drilling and pursuing third party processing opportunities in the area.

**Private Placement**

On October 22, 2001, the Trust closed a new issue of 1,080,000 Trust Units, by way of a private placement, at $9.55 per Trust Unit for aggregate proceeds of $10,314,000. Proceeds were used to initially repay bank debt, and will subsequently be used to fund APF Energy's development drilling program in Southeast Saskatchewan as well as for future acquisitions.

**Distributions**

The offering under this short form prospectus is scheduled to close on or about February 13, 2002, which is after the record date for the next distribution by the Trust to Unitholders to be paid on February 15, 2002. Accordingly, subscribers who purchase Trust Units pursuant to the offering will not be eligible to receive the distribution that will be paid to Unitholders on February 15, 2002.

**General Industry Conditions – Commodity Prices, Revenue, Distributions and Asset Values**

There continues to be volatility in the financial markets and oil and gas prices. The events of September 11, 2001 contributed to the uncertainty in the global economy, which impacted further on the energy industry. Both crude oil and natural gas prices

weakened, continuing a trend that had begun earlier in the year. Gilbert Laustsen Jung Associates Ltd. ("Gilbert"), APF's independent energy consultant, revised its commodity price forecast in January, 2002 and the revised forecast was used for purposes of its January 1, 2002 report on the oil and gas properties of APF Energy. See "Oil and Natural Gas Reserves" below.

The Trust, like the other oil and gas royalty trusts, has decreased its monthly distributions to reflect realized commodity prices. The payment to be made on February 15, 2002 has been set at $0.15 per Trust Unit, bringing aggregate distributions received by Unitholders to $10.15 since the Trust completed its initial public offering in 1996 ($3.045 during 2001).

**Selected Pro-Forma Information**

The following table sets out certain pro-forma combined financial information for the Trust/APF Energy after giving effect to the acquisition of Alliance and the Southeast Saskatchewan Properties and certain other adjustments. **The following information should be read in conjunction with the unaudited Pro-Forma Combined Financial Statements of the Trust set forth under "Pro-Forma Financial Statements".**

| | For the nine month period ended September 30, 2001 | | | |
|---|---|---|---|---|
| | The Trust/APF Energy | Alliance[1] | Southeast Saskatchewan Properties[2] | Pro-Forma Consolidated |
| ($ thousands) | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| Oil and natural gas sales (net of royalties) | 42,194 | 4,104 | 6,792 | 53,090 |
| Operating expenses | 8,787 | 721 | 2,291 | 11,798 |
| Operating income for the period | 14,350 | 2,288 | 4,653 | 19,366 |

See pro-forma financial statements for adjustments.

Notes:

(1) Financial information for Alliance is for the three months ended February 28, 2001.
(2) Financial information for Southeast Saskatchewan Properties is for the four months ended April 30, 2001.

The pro-forma combined statements of operations and retained earnings (deficit) and royalty distribution of the Trust for the year ended December 31, 2000 are incorporated by reference in this short form prospectus.

The issue of 1,080,000 Trust Units in October, 2001 and 2,600,000 Trust Units under this short form prospectus in January, 2002 would cause a per unit dilution in the net income and the amount available for distribution from the per unit amounts reported in the December 31, 2000 pro-forma financial information. Net income will increase in the pro-forma as a result of a deemed reduction in interest expense of $2,580,000.

The deemed Trust Units to be used in the pro-forma, per unit, increased from 13,275,598 to 16,955,598 resulting in the per unit net income reducing from $2.03 to $1.74.

The distributable income went from $39,963,135 to $42,517,075 which increased the reported working capital reserve from $13,493,045 to $16,046,985. This recalculated working capital reserve was then reduced by the deemed distributions to be paid of $7,341,600, on 3,680,000 additional Trust Units outstanding. The adjusted working capital reserve would have then been $8,690,657 rather than the reported $13,493,045. The distribution per unit under these assumptions did not change.

**Change in Balance Sheet Classification for Long Term Debt**

The emerging issues committee of the Canadian Institute of Chartered Accountants has issued an Abstract which indicates that all loans secured by demand notes, that cannot be termed out, will have to be classified as current liabilities. The accounting treatment shall be applied to financial statements for periods beginning on or after January 1, 2002.

Pursuant to the Abstract, the entire amount outstanding on APF Energy's revolving demand credit facility would be classified as a current liability on the Trust's balance sheet. This current liability classification will have no negative impact on APF Energy's operations, or on the Trust's ability to pay monthly cash distributions.

APF Energy intends to approach its lenders with a view to having them waive their right to demand payment during 2002. Under this scenario, the entire amount outstanding would be classified as a long-term liability.

**Oil and Natural Gas Reserves**

Gilbert prepared a report dated January 17, 2002 (the "Gilbert Report") on the reserves attributable to the Properties and the present value of the estimated future net cash flow associated with such reserves effective January 1, 2002.

In the course of the evaluation, APF Energy provided Gilbert personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, was obtained from public records, other operators, and from Gilbert non-confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted as represented.

The following tables set forth certain information relating to the oil and natural gas reserves of the Properties, and the present value of the estimated future net cash flow associated with such reserves, as derived from the Gilbert Report. **All evaluations of future net cash flow in the Gilbert Report are after deduction of estimated future capital expenditures, royalty burdens, operating expenses and well abandonment costs and prior to any provision for income taxes, debt service charges, management fees and general and administrative costs. It should not be assumed that the present value of estimated future net cash flow shown below is representative of the fair market value of the Properties. There is no assurance that the escalated cost and price assumptions contained in the Gilbert Report will be attained. In the Established Reserves (Proved Reserves plus 50% of Probable Reserves) case, Probable Reserves (see definitions below) and related cash flows have been reduced by 50% to reflect the risk of recovery.**

**Oil and Natural Gas Reserves**
**and Present Values**
***Escalated Cost and Price Assumptions***
**(columns may not add due to rounding)**

| | Working Interest Reserves | | | | | | Present Value of Estimated Future Net Cash Flow at Discount Rate of[3] | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Gross[1] | | | Net[2] | | | | | | |
| | Oil (Mbbl) | Gas (Mmcf) | NGL (Mbbl) | Oil (Mbbl) | Gas (Mmcf) | NGL (Mbbl) | 0% | 10% | 15% | 20% |
| | | | | | | | ($000) | | | |
| Proved | | | | | | | | | | |
| Producing[4][5] | 10,473 | 39,361 | 441 | 9,077 | 31,916 | 319 | 217,079 | 129,016 | 109,975 | 96,645 |
| Non-Producing[4][6] | 785 | 4,780 | 41 | 656 | 3,853 | 29 | 22,724 | 13,595 | 11,281 | 9,545 |
| Total Proved | 11,258 | 44,141 | 482 | 9,733 | 35,769 | 348 | 239,803 | 142,611 | 121,256 | 106,190 |
| Risked Probable[7] | 1,762 | 6,843 | 43 | 1,524 | 5,554 | 32 | 39,803 | 15,256 | 11,170 | 8,629 |
| Established | 13,020 | 50,984 | 525 | 11,257 | 41,323 | 380 | 279,606 | 157,867 | 132,426 | 114,819 |

**Oil and Natural Gas Reserves and Present Values**
***Constant Cost and Price Assumptions***
**(columns may not add due to rounding)**

| | Working Interest Reserves | | | | | | Present Value of Estimated Future Net Cash Flow at Discount Rate of[3] | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Gross[1] | | | Net[2] | | | | | | |
| | Oil (Mbbl) | Gas (Mmcf) | NGL (Mbbl) | Oil (Mbbl) | Gas (Mmcf) | NGL (Mbbl) | 0% | 10% | 15% | 20% |
| | | | | | | | ($000) | | | |
| Proved | | | | | | | | | | |
| Producing [4][5] | 10,504 | 39,205 | 441 | 9,107 | 31,778 | 320 | 190,415 | 117,410 | 100,858 | 89,123 |
| Non-Producing[4][6] | 789 | 4,750 | 42 | 660 | 3,827 | 28 | 19,479 | 11,801 | 9,778 | 8,255 |
| Total Proved | 11,293 | 43,955 | 483 | 9,767 | 35,605 | 348 | 209,894 | 129,211 | 110,636 | 97,378 |
| Risked Probable[7] | 1,751 | 6,784 | 43 | 1,514 | 5,502 | 32 | 31,548 | 12,926 | 9,562 | 7,416 |
| Established | 13,044 | 50,739 | 526 | 11,281 | 41,107 | 380 | 241,442 | 142,137 | 120,198 | 104,794 |

Notes:

(1) "Gross Working Interest Reserves" means the working and overriding royalty interest share of remaining recoverable reserves before deduction of royalties.

(2) "Net Working Interest Reserves" are Gross Working Interest Reserves less all lessor and overriding royalties and interests owned by others.

(3) The net cumulative cash flow forecasts are after direct lifting costs, royalties, mineral taxes and future capital investments but before general and administrative expenses, management fees, debt service charges and income taxes. Well abandonment and site restoration costs were included in the cash flow and net present value estimates as well as Alberta natural gas cost allowance and Jumping Pound allowances on remaining undepreciated capital bases and income from custom processing fees. ARC has been included, where applicable.

(4) "Proved Reserves" are those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(5) "Producing Reserves" are those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(6) "Non-Producing Reserves" are those reserves that are not classified as producing.

(7) "Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(8) The pricing assumptions used in the Gilbert Report with respect to the cumulative net cash flow (escalated) as well as the inflation rates used for operating costs are set forth below:

| Year | Exchange Rate $US/Cdn | W.T.I. Crude Oil at Cushing Oklahoma Then Current $US/Bbl | Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/Bbl | Alberta NGLs (Then Current Dollars) Spec Ethane $Cdn/Bbl | Edmonton Propane $Cdn/Bbl | Edmonton Butane $Cdn/Bbl | Edmonton Pentanes Plus $Cdn/Bbl |
|---|---|---|---|---|---|---|---|
| 2002 | 0.635 | 20.00 | 30.75 | 13.75 | 19.75 | 20.75 | 31.75 |
| 2003 | 0.650 | 21.00 | 31.25 | 15.25 | 20.25 | 21.25 | 32.25 |
| 2004 | 0.670 | 21.00 | 30.50 | 15.50 | 19.50 | 20.50 | 31.50 |
| 2005 | 0.690 | 21.00 | 29.50 | 15.75 | 18.50 | 19.50 | 30.00 |
| 2006 | 0.700 | 21.25 | 29.50 | 15.75 | 18.50 | 19.50 | 30.00 |
| 2007 | 0.700 | 21.75 | 30.00 | 15.75 | 19.00 | 20.00 | 30.50 |
| 2008 | 0.700 | 22.00 | 30.50 | 15.75 | 19.50 | 20.50 | 31.00 |
| 2009 | 0.700 | 22.25 | 31.00 | 15.75 | 19.75 | 21.00 | 31.50 |
| 2010 | 0.700 | 22.50 | 31.50 | 16.00 | 20.25 | 21.50 | 32.00 |
| 2011 | 0.700 | 23.00 | 32.00 | 16.25 | 20.50 | 22.00 | 32.50 |
| 2012 | 0.700 | 23.25 | 32.50 | 16.50 | 20.75 | 22.50 | 33.00 |
| 2013+ | 0.700 | ------------ Escalate at 1.5% per year ------------ | | | | | |

| Year | AECO-C Spot Then Current $Cdn/Mmbtu | Alberta Plant Gate: Average Then Current $Cdn/Mmbtu | Spot(b) $Cdn/Mmbtu | Aggregator $Cdn/Mmbtu | Alliance $Cdn/Mmbtu |
|---|---|---|---|---|---|
| 2002 Full Year | 4.30 | 3.95 | 4.10 | 3.60 | 3.55 |
| 2003 | 4.65 | 4.35 | 4.45 | 4.15 | 4.00 |
| 2004 | 4.70 | 4.45 | 4.50 | 4.35 | 4.05 |
| 2005 | 4.70 | 4.50 | 4.50 | 4.50 | 4.00 |
| 2006 | 4.70 | 4.50 | 4.50 | 4.50 | 4.05 |
| 2007 | 4.70 | 4.50 | 4.50 | 4.50 | 4.10 |
| 2008 | 4.70 | 4.50 | 4.50 | 4.50 | 4.15 |
| 2009 | 4.75 | 4.55 | 4.55 | 4.55 | 4.25 |
| 2010 | 4.80 | 4.60 | 4.60 | 4.60 | 4.35 |
| 2011 | 4.90 | 4.70 | 4.70 | 4.70 | 4.40 |
| 2012 | 4.95 | 4.75 | 4.75 | 4.75 | 4.45 |
| 2013+ | ------------ Escalate at 1.5% per year ------------ | | | | |

Comments re pricing assumptions:

a) Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system, known as the plant gate. The plant gate price represents the price before raw gas gathering and processing charges are deducted.

b) Spot refers to weighted average one month price.

(9) Operating and capital costs were escalated from 2002 base levels at a rate of 1.5% per year.

(10) For constant price evaluations, the Gilbert Report used a base oil price of $30.75 per Bbl of light sweet crude oil and an average Alberta natural gas price of $3.95 per Mmbtu of natural gas.

(11) The Gilbert Report has estimated total capital costs of $13,541,000 (undiscounted) in order to achieve the future net cash flow from Established Reserves in the escalated price case.

(12) In both the escalated and the constant price cases, the Gilbert Report adjusted the base product prices to reflect property specific factors: for example crude quality differentials, natural gas BTU content, transportation tariffs and the details of product sales contracts.

(13) All of the Proved Producing Reserves are currently on production.

## Estimated Net Cash Flows - Annual Production
## Established Reserves
## Escalated Cost and Prices

| Year | Annual Production MBOE | APF Share of Revenue[1] | Royalty Burdens | Net Revenue After Burdens | Operating Expenses | Other Expenses | Net Production Revenue[2] | Other Income & ARTC | Abandonment Costs | Net Operating Income | Net Capital | Net Cash Flow Before Tax[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | ($000's) | | | | | | | | | | |
| 2002 | 2,789 | 69,139 | 12,612 | 56,526 | 14,187 | 2,220 | 40,119 | 753 | 1,111 | 39,762 | 10,717 | 29,045 |
| 2003 | 2,456 | 66,206 | 11,667 | 54,538 | 13,597 | 2,308 | 38,634 | 658 | 1,310 | 37,982 | 794 | 37,188 |
| 2004 | 2,014 | 54,133 | 9,468 | 44,665 | 12,601 | 1,720 | 30,343 | 567 | 1,408 | 29,502 | 201 | 29,301 |
| 2005 | 1,628 | 43,518 | 7,343 | 36,175 | 11,497 | 1,232 | 23,446 | 496 | 1,290 | 22,653 | 206 | 22,447 |
| 2006 | 1,381 | 36,937 | 6,114 | 30,823 | 10,812 | 984 | 19,027 | 437 | 1,265 | 18,199 | 119 | 18,080 |
| 2007 | 1,205 | 32,594 | 5,275 | 27,319 | 10,245 | 804 | 16,270 | 391 | 500 | 16,161 | 51 | 16,110 |
| 2008 | 1,055 | 28,813 | 4,588 | 24,225 | 9,566 | 674 | 13,985 | 354 | 682 | 13,657 | 72 | 13,585 |
| 2009 | 924 | 25,617 | 4,016 | 21,601 | 8,833 | 575 | 12,194 | 319 | 459 | 12,054 | 46 | 12,008 |
| 2010 | 820 | 23,072 | 3,550 | 19,522 | 8,259 | 494 | 10,770 | 288 | 694 | 10,364 | 53 | 10,311 |
| 2011 | 732 | 20,969 | 3,169 | 17,800 | 7,780 | 429 | 9,591 | 259 | 475 | 9,375 | 78 | 9,296 |
| 2012 | 658 | 19,141 | 2,837 | 16,304 | 7,354 | 378 | 8,572 | 235 | 421 | 8,386 | 39 | 8,347 |
| 2013 | 595 | 17,523 | 2,546 | 14,977 | 6,953 | 333 | 7,692 | 225 | 399 | 7,507 | 93 | 7,414 |
| Subtotal | 16,257 | 437,662 | 73,185 | 364,477 | 121,684 | 12,150 | 230,643 | 4,972 | 10,013 | 225,603 | 12,469 | 213,133 |
| Remainder | 5,786 | 207,259 | 23,517 | 183,742 | 103,476 | 2,504 | 77,762 | 1,896 | 12,112 | 67,545 | 1,072 | 66,473 |
| TOTAL | 22,042 | 644,921 | 96,702 | 548,219 | 225,160 | 14,654 | 308,405 | 6,868 | 22,125 | 293,148 | 13,541 | 279,606 |

| | |
|---|---|
| Undiscounted | 279,606 |
| Discounted @: | |
| 10% | 157,867 |
| 15% | 132,426 |
| 20% | 114,819 |

Notes:

(1) Includes working interest revenue and royalty interest revenue.
(2) Company interest revenue less royalty burdens and operating and other expenses.
(3) Cash flow before income taxes is stated prior to interest, G&A and management fees.
(4) Columns may not add due to rounding.

## Estimated Net Cash Flows - Annual Production
## Established Reserves
## Constant Cost and Prices

| Year | Annual Production MBOE | APF Share of Revenue[1] | Royalty Burdens | Net Revenue After Burdens | Operating Expenses | Other Expenses | Net Production Revenue[2] | Other Income & ARTC | Abandonment Costs | Net Operating Income | Net Capital | Net Cash Flow Before Tax[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | ($000's) | | | | | | | | | | |
| 2002 | 2,789 | 69,139 | 12,612 | 56,526 | 14,187 | 2,220 | 40,119 | 753 | 1,237 | 39,635 | 10,717 | 28,918 |
| 2003 | 2,451 | 60,305 | 10,586 | 49,718 | 13,273 | 2,087 | 34,358 | 654 | 1,198 | 33,814 | 782 | 33,032 |
| 2004 | 2,010 | 49,372 | 8,612 | 40,759 | 12,169 | 1,592 | 26,998 | 566 | 1,355 | 26,208 | 195 | 26,013 |
| 2005 | 1,626 | 40,037 | 6,744 | 33,292 | 10,954 | 1,172 | 21,166 | 495 | 1,135 | 20,526 | 197 | 20,330 |
| 2006 | 1,385 | 34,111 | 5,619 | 28,492 | 10,297 | 938 | 17,257 | 436 | 1,218 | 16,475 | 112 | 16,363 |
| 2007 | 1,207 | 29,724 | 4,790 | 24,934 | 9,559 | 751 | 14,624 | 390 | 497 | 14,516 | 48 | 14,468 |
| 2008 | 1,054 | 25,976 | 4,115 | 21,860 | 8,750 | 616 | 12,494 | 353 | 491 | 12,355 | 66 | 12,290 |
| 2009 | 929 | 22,914 | 3,556 | 19,357 | 8,096 | 516 | 10,747 | 318 | 494 | 10,571 | 41 | 10,530 |
| 2010 | 824 | 20,322 | 3,094 | 17,228 | 7,436 | 435 | 9,357 | 288 | 635 | 9,010 | 47 | 8,962 |
| 2011 | 732 | 18,064 | 2,702 | 15,363 | 6,829 | 370 | 8,164 | 258 | 470 | 7,952 | 68 | 7,884 |
| 2012 | 659 | 16,247 | 2,379 | 13,868 | 6,344 | 320 | 7,204 | 233 | 337 | 7,100 | 33 | 7,067 |
| 2013 | 596 | 14,705 | 2,107 | 12,598 | 5,938 | 277 | 6,384 | 214 | 326 | 6,271 | 79 | 6,192 |
| Subtotal | 16,261 | 400,914 | 66,918 | 333,996 | 113,831 | 11,292 | 208,872 | 4,959 | 9,395 | 204,435 | 12,386 | 192,049 |
| Remainder | 5,765 | 148,001 | 16,808 | 131,193 | 72,499 | 1,817 | 56,877 | 1,787 | 8,570 | 50,095 | 702 | 49,393 |
| TOTAL | 22,027 | 548,915 | 83,726 | 465,189 | 186,330 | 13,110 | 265,750 | 6,746 | 17,965 | 254,530 | 13,088 | 241,442 |

| | |
|---|---|
| Undiscounted | 241,442 |
| Discounted @ | |
| 10% | 142,137 |
| 15% | 120,198 |
| 20% | 104,794 |

Notes:

(1) Includes working interest revenue and royalty interest revenue.
(2) Company interest revenue less royalty burdens and operating and other expenses.
(3) Cash flow before income taxes is stated prior to interest, G&A and management fees.

(4) Columns may not add due to rounding.

Copies of the summary of the Gilbert Report are available for inspection at the head office of APF Management during ordinary business hours until the closing of this offering and for 30 days thereafter.

**Reconciliation of Reserves**

The following table contains management's reconciliation of the Established Reserves of APF Energy, as set out in the Gilbert Report, to Established Reserves as at the year ended December 31, 2000.

| | Oil (Mbbl) | Gas (Bcf) | NGLs (Mbbl) | Total (MBOE)[1] |
|---|---|---|---|---|
| Reserves at December 31, 2000 | 5,212 | 46.4 | 436 | 13,375 |
| Acquisitions | 7,747 | 4.7 | 157 | 8,687 |
| Drilling and Development | 1,510 | 5.1 | 9 | 2,369 |
| Divestitures | (509) | (0.7) | (19) | (645) |
| Production | (1,071) | (5.7) | (43) | (2,064) |
| Revisions | 130 | 1.0 | (15) | 282 |
| Reserves per Gilbert Report | 13,020 | 51.0 | 525 | 22,042 |

Notes:

(1) Oil equivalent volumes are based on a gas/oil conversion ratio 6:1.
(2) Columns may not add due to rounding.

## DESCRIPTION OF THE TRUST UNITS

### General

The Trust is authorized to issue a maximum of 500 million Trust Units pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. Among other things, amendments to the Trust Indenture, the early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety or disposing of the Royalty requires the approval by extraordinary resolution of the Unitholders.

The foregoing is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, copies of which may be viewed at the offices of, or obtained from APF Energy.

### Cash Distributions of Distributable Income

The Trust's distributable income is distributed to Unitholders on a monthly basis. Distributions for a particular production month are generally announced via news release during the third week of the following month. Unitholders of record on the Distribution Record Date (the last day of the month following a production month, or if that is not a business day, the next business day) are entitled to receive cash distributions of distributable income for the applicable production month. APF Management calculates the distributable income and it is paid by the Trustee to Unitholders 15 days following the Distribution Record Date or, if such date is not a business day, on the next business day.

The Trust is entitled not to pay out all distributable income to Unitholders, but may retain a portion, as is reasonably determined by APF Management, to fund capital expenditures, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers.

The expenses incurred in operating the Trust and the Trustee's fees attributable to the Trust Units form part of general and administrative costs which are a deduction in the calculation of Royalty Income (as defined in the Trust Indenture).

## TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSE under the trading symbol "AY.UN". The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units as reported by the TSE for the periods indicated.

| Period | Price Range High ($) | Price Range Low ($) | Volume |
|---|---|---|---|
| 2000 | | | |
| First Quarter | 8.20 | 7.05 | 331,771 |
| Second Quarter | 8.70 | 7.00 | 466,103 |
| Third Quarter | 9.45 | 8.10 | 815,800 |
| Fourth Quarter | 10.40 | 8.50 | 906,341 |
| 2001 | | | |
| First Quarter | 10.70 | 9.65 | 2,540,424 |
| Second Quarter | 13.40 | 9.62 | 3,803,100 |
| Third Quarter | 11.50 | 9.01 | 2,424,493 |
| October | 10.65 | 9.28 | 1,030,100 |
| November | 10.42 | 8.75 | 1,054,400 |
| December | 10.25 | 9.45 | 789,800 |
| 2002 | | | |
| January 1 – 24 | 10.23 | 9.85 | 574,692 |

On January 24, 2002, the closing price of the Trust Units on the TSE was $10.20.

## COMBINED CAPITALIZATION OF THE TRUST AND APF ENERGY

The following table sets forth the capitalization of the Trust and APF Energy as at September 30, 2001 and as at December 31, 2001, both prior to and after giving effect to the issue of Trust Units pursuant hereto.

| | Authorized | As at September 30, 2001 (unaudited) | As at December 31, 2001 before giving effect to the Offering (unaudited) | As at December 31, 2001 after giving effect to the Offering(3)(4) (unaudited) |
|---|---|---|---|---|
| Bank Debt(1) | $77,000,000 | $59,750,000 | $59,250,000 | $35,367,500 |
| Common Shares | Unlimited | 10 | 10 | 10 |
| Trust Units(2) | 500,000,000 | $130,971,170 (14,503,880 Trust Units) | $141,258,959 (15,583,880 Trust Units) | $165,141,459 (18,183,880 Trust Units) |

Notes:

(1) As at the date hereof, APF Energy has a syndicated credit facility to a maximum of $77 million, to be reviewed annually, with the next review to be conducted between December 31, 2001 and May 31, 2002. Amounts borrowed are available as an operating demand loan by way of Canadian dollar loans, Bankers' Acceptances, U.S. dollar loans, LIBOR loans and Letters of Credit and Letters of Guarantee. See "Recent Developments – Amendment of Credit Facilities". As at December 31, 2001, $59.25 million was drawn under APF Energy's operating demand loan. Security for amounts outstanding is provided by an assignment of material natural gas contracts and a demand debenture in the face amount of $125,000,000 containing a first fixed charge on the oil and natural gas properties of APF Energy and a first floating charge on all of its other properties. A general assignment of book debt is also registered in all provinces of operation of APF Energy.

(2) The Trust has also issued 347,040 options to purchase Trust Units to directors, officers and employees of APF Energy and APF Management. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual and general meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference in this short form prospectus. See "Documents Incorporated by Reference". No rights have been issued under the Incentive Plan as at the date hereof.

(3) This assumes the offering consists of the issuance of 2,600,000 Trust Units (less the Underwriters' fee of $1,267,500 and estimated costs of $200,000).

(4) If the Underwriters' Option is exercised in full, the Trust will have 18,833,880 Trust Units outstanding, total capitalization of $171,162,084 and bank debt of $29,346,875.

(5) On a combined cumulative basis, distributions exceeded retained earnings by $40,821,325 and accumulated future income taxes totalled $31,205,501 as at September 30, 2001.

(6) As at September 30, 2001, the combined Unitholders' equity consisted of $131.0 million of net capital contributions, (plus $23,491,239 of retained earnings less $64,312,563 of cumulative royalty distributions declared).

## USE OF PROCEEDS

The estimated net proceeds of this issue are $23,882,500 ($29,903,125 if the Underwriters' Option is exercised in full), after deducting the Underwriters' fee of $1,267,500 ($1,584,375 if the Underwriters' Option is exercised in full) and the expenses of the issue, estimated to be $200,000. See "Plan of Distribution". The net proceeds will be applied to the amounts owing by the Trust to APF Energy under the Deferred Purchase Obligation and will be used to provide working capital to APF Energy initially to reduce the amount owing on its demand revolving credit facility and ultimately to finance APF Energy's ongoing capital expenditure requirements relating to property acquisitions and development programs.

## PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated January 25, 2002 among the Trust, APF Energy and APF Management and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Research Capital Corporation, TD Securities Inc. and Dundee Securities Corporation, as underwriters (collectively, the "Underwriters"), the Trust has agreed to sell and the Underwriters have agreed to purchase on February 13, 2002, subject to the terms and conditions contained therein, the Trust Units offered hereby at a price of $9.75 per Trust Unit for total gross consideration of $25,350,000 payable in cash to the Trust against delivery of the Trust Units. The price of the Trust Units offered hereby was determined by negotiation between APF Energy, on behalf of the Trust and the Underwriters. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $0.4875 per Trust Unit issued by the Trust.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Trust Units offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters fails to purchase their allotment of Trust Units, the remaining Underwriter or Underwriters may terminate their obligations to purchase their respective allotment of Trust Units, or may, but are not obligated to, purchase on a pro rata basis as between themselves the Trust Units not purchased by the Underwriter or Underwriters which failed to purchase. The Underwriting Agreement also provides that the Trust, APF Energy and APF Management will indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities and expenses.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. In connection with this offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the offering, except for the grant of rights pursuant to the Trust Unit Incentive Rights Plan of the Trust or the issuance of Trust Units pursuant to the Trust's Distribution Reinvestment Plan.

Certificates for the Trust Units will be available for delivery at the closing of this offering, which is expected to take place on or about February 13, 2002.

The Trust has granted to the Underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to the date of closing, to purchase up to an additional 650,000 Trust Units on the same terms as this offering. If the Underwriters' Option is exercised in full, the total offering will be $31,687,500, the Underwriters' fee will be $1,584,375 and the net proceeds of the offering will be $30,103,125, before deducting expenses of this offering, estimated to be $200,000. This short form prospectus also qualifies for distribution the Underwriters' Option and any Trust Units that are issued pursuant to the exercise of the Underwriters' Option.

Neither the offer nor sale of the Trust Units offered under the prospectus has been registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any securities or "blue sky" laws of any of the several states in the United States. Accordingly, the Trust Units (or any rights thereto or interest therein) may not be offered for purchase or sale, or sold or otherwise transferred or disposed of within the United States except pursuant to a registration statement declared

effective by the United States Securities and Exchange Commission under the U.S. Securities Act, or pursuant to an available exemption from such registration.

The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Trust Units (or any right thereto or interest therein) into the United States, except to certain institutional investors in transactions exempt from the registration requirements of the U.S. Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such requirements.

## RELATIONSHIP BETWEEN APF ENERGY'S LENDERS AND UNDERWRITERS

Scotia Capital Inc. and National Bank Financial Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks (the "Lenders") which are lenders to APF Energy and to which APF Energy was indebted as of December 31, 2001in the amount of $59,250,000 (of which their syndicated portion is $40,769,481). $23,882,500 ($29,903,125 in the event the Underwriters' Option is exercised in full) of this amount will initially be repaid out of the proceeds of this offering. After payment of the Deferred Purchase Obligation, the net proceeds will initially be used by the Trust to provide working capital to APF Energy. APF Energy has issued a 99% royalty on its oil and natural gas income to the Trust. Consequently, the Trust may be considered a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. APF Energy is currently in compliance with the terms of the credit facilities agreement with the Lenders. Security has been granted for APF Energy's indebtedness to the Lenders as described under "Combined Capitalization of the Trust and APF Energy." The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations between APF Energy on behalf of the Trust and the Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the issuance and the terms thereof. As a consequence of this issuance, Scotia Capital Inc. and National Bank Financial Inc. will receive their share of the Underwriters' fee and the Lenders will receive certain proceeds of this offering from APF Energy as repayment of outstanding indebtedness as disclosed herein. See "Use of Proceeds".

## CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to the purchasers of Trust Units issued hereunder. This summary is only applicable to Unitholders who, for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), hold their Trust Units as capital property and deal at arm's length with the Trust and the Underwriters. A Trust Unit will generally be capital property to a Unitholder unless it is held in the course of carrying on a business of trading or dealing in securities, or has been acquired in a transaction or transactions considered to be an adventure in the nature of trade. In certain limited circumstances, Trust Units which would not otherwise qualify as capital property to a Unitholder will be deemed to so qualify if the Unitholder makes an irrevocable election permitted by subsection 39(4) of the Tax Act in respect of all "Canadian securities" as defined in the Tax Act, held or to be held by him. This summary is not applicable to: (i) a Unitholder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such Unitholder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based on the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsels' understanding of the current administrative and assessing practices published by the Canada Customs and Revenue Agency (the "CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial (except for certain aspects relating to ARC), territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that the Trust will at all times qualify as a unit trust and a mutual fund trust for the purposes of the Tax Act and that all transactions described herein occur at fair market value.

This summary does not apply to holders of Trust Units who, for purposes of the Tax Act, are not resident in Canada.

**This summary is for general information only. It is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a Unitholder will depend on the Unitholder's particular circumstances. Prospective purchasers of Trust Units are urged to consult their own tax advisors as to their particular income tax circumstances.**

**The Trust**

*Status of the Trust*

Management of the Trust has advised that the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will so qualify on the date of the closing of this offering and continuously thereafter for the duration of its existence. In order to so qualify, there must be at least 150 Unitholders, each of whom owns not less than 100 Trust Units where the fair market value of one Trust Unit is less than $25, and each of whom owns Trust Units having an aggregate fair market value of not less than $500. Also, the Trust cannot at any time reasonably be considered to have been established or to be maintained primarily for the benefit of non-resident persons and the undertaking of the Trust must be restricted to the investing of funds in property (other than real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest therein) that is capital property of the Trust, or any combination of these activities. It is intended that these requirements will be satisfied so that the Trust will continue to so qualify, but in the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

*ARC Entitlement*

The Trust is entitled to claim ARC under current legislation. Under current legislation, the ARC is based on a price-sensitive formula linked to crude oil prices. The maximum Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the *Alberta Corporate Tax Act.*

*Income of the Trust*

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts that it received in that year in respect of the Royalty, including any amounts subject to set-off, and including any amounts paid by it to APF Energy in that year in respect of reimbursed Crown Royalties.

In computing its income the Trust is entitled to annual deductions in respect of reasonable current expenses incurred in its ongoing operation, its cumulative Canadian oil and gas property expense ("cumulative COGPE") account, resource allowance and capitalized issue expenses in accordance with the provisions of the Tax Act. The Trust may deduct in respect of each taxation year an amount not exceeding 10% of its cumulative COGPE account, determined on a declining balance basis, and 20% of the total issue expenses of this offering and prior offerings to the extent that those expenses were not otherwise deductible in a preceding year. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by APF Energy and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

The Trust's annual deduction in respect of resource allowance will be an amount equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations to the Tax Act. Generally, the Trust's adjusted resource profits will equal its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders, as described below. The Trust may not deduct Crown charges reimbursed by it to APF Energy in the year.

Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the

Trust. To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of reimbursed Crown royalties paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders - Income from Trust Units". Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

**Taxation of Unitholders**

*Income from Trust Units*

Each Unitholder is required to include in computing his income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units, this generally will reduce the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder.

A Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

*Adjusted Cost Base of Trust Units*

The cost to a Unitholder of a Trust Unit will generally include all amounts paid by the Unitholder for the Trust Unit. Trust Units issued to a Unitholder under the Trust's Distribution Reinvestment Plan, in lieu of a cash distribution in respect of income, will have a cost equal to the amount of such income. These amounts will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the adjusted cost base of each Trust Unit. Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit will reduce a Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed to a Unitholder is in excess of his portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

*Disposition of Trust Units*

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder plus any reasonable costs associated with the disposition. Generally, one-half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances.

## RISK FACTORS

The following are certain factors related to the business of the Trust which Unitholders should carefully consider before deciding whether to invest in the Trust Units.

**Business of APF Energy**

*Purchase of Royalty*

The price paid for the purchase of the Royalty in the properties of APF Energy is based on engineering and economic assessments made by independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy, APF Management and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the Properties.

*Dependence on Operators of the Properties and on Management*

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its conversion to open-end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are entirely dependent on APF Management, the manager of APF Energy and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

*Environmental Concerns*

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow-outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

*Price of Petroleum Substances*

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price fluctuations. APF Management may also manage the risk associated with changes in foreign exchange rates by causing APF Energy to, from time to time, enter into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

*Nature of Trust Units*

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation, including rights of dissent or the ability to seek relief from a court on the grounds of oppression or unfairness.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

*Income Tax Considerations and Government Regulation*

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

The Trust qualifies as a mutual fund trust and intends to continue to so qualify. Accordingly, Trust Units are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act.

Although the Trust intends to continue to qualify as a mutual fund trust and adhere to the foreign content limits, there are no assurances that the Trust will do so.

*Borrowings of APF Energy*

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the oil and gas properties of APF Energy and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy currently has a syndicated credit facility in the amount of $77 million, of which $59.25 million was drawn as of December 31, 2001. See "Combined Capitalization of the Trust and APF Energy". Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it.

*Delay in Cash Distributions*

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the

amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

**Potential Conflicts of Interest**

There may be situations in which the interests of APF Management or any new manager of assets or entities of the Trust will conflict with those of the Unitholders. Neither APF Management nor its management carry on their full time activities on behalf of APF Energy or the Trust and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of APF Energy or the Trust. In resolving such conflicts, APF Management or any other manager of assets or entities of the Trust will be obliged to act in good faith with a view to the best interests of the Unitholders.

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

**Depletion of Reserves on Properties**

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable Income, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that APF Management, on behalf of APF Energy, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income of the Trust will be reduced.

**Unitholder Limited Liability**

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally and any liability will be limited to and satisfied only out of the assets of the Trust. The principal investment of the Trust is made pursuant to the royalty agreement which governs payment of the Royalty to the Trust, which contains such provisions. Notwithstanding these provisions, Unitholders may not

be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of APF Energy and the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 1200, 425 - 1st Street S.W., Calgary, Alberta T2P 3V7.

The Registrar and Transfer Agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Montreal, Québec; Toronto, Ontario; and Calgary, Alberta.

## PROMOTER

APF Management may be considered the promoter of the Trust in that it took the initiative to create the Trust and APF Energy. APF Management and its directors, officers and insiders, in aggregate own 357,842 Trust Units (2.3% of the Trust Units issued and outstanding as at the date hereof).

Under the terms of management agreements, APF Management manages the Trust and APF Energy and receives a management fee and structuring fee. APF Management is also entitled to reimbursement of general and administrative expenditures.

## LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by APF Management or APF Energy to be contemplated.

## LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon, on behalf of the Trust, APF Energy and APF Management by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

## INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws LLP and Burnet Duckworth & Palmer LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

As of the date hereof, the partners of PricewaterhouseCoopers LLP, do not beneficially own, directly or indirectly, any Trust Units.

As of the date hereof, the directors, officers and associates of Gilbert Lausten Jung Associates Ltd., as a group do not beneficially own, directly or indirectly, any Trust Units.

As of the date hereof, the directors, officers and associates of Sproule Associates Limited, as a group do not beneficially own, directly or indirectly, any Trust Units.

As of the date hereof, the directors, officers and associates of Martin & Brusset Associates, do not beneficially own, directly or indirectly, any Trust Units.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

## PRO-FORMA FINANCIAL STATEMENT

**Compilation Report**

**To the Trustee of**
**APF Energy Trust**
**and to the Directors of APF Energy Inc.**

We have reviewed as to the compilation only, the accompanying pro-forma combined statement of operations and retained earnings of APF Energy Trust for the nine months ended September 30, 2001 which has been prepared for inclusion in the prospectus relating to the distribution and issue of 2,600,000 Trust Units ($25,350,000) at $9.75 per Trust Unit. In our opinion, the pro-forma combined statement of operations and retained earnings has been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the September 30, 2001 pro-forma combined financial statement.

●
Chartered Accountants

Calgary, Alberta
●, 2002

Pro-Forma Combined Statement of Operations and Retained Earnings
(Unaudited)
**September 30, 2001**

| | APF Energy Trust September 30, 2001 | Alliance Energy Inc. February 28, 2001 | Saskatchewan Acquisition April 30, 2001 | Combined | Adjustments (Note 2(b)) | Total |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| Oil and natural gas | 52,425,618 | 5,260,905 | 8,289,280 | 65,975,803 | | 65,975,803 |
| Royalties expense, net of ARTC | (10,232,072) | (1,156,759) | (1,497,333) | (12,886,164) | | (12,886,164) |
| Other operating revenue | 941,258 | - | 152,053 | 1,093,311 | | 1,093,311 |
| | 43,134,804 | 4,104,146 | 6,944,000 | 54,182,950 | - | 54,182,950 |
| **Expenses** | | | | | | |
| Operating | 8,787,173 | 720,591 | 2,290,667 | 11,798,431 | | 11,798,431 |
| General and administrative | 2,026,121 | 229,580 | - | 2,255,701 | 164,167(viii) | 2,419,868 |
| Management fee | 1,193,417 | - | - | 1,193,417 | 280,693(iii) | 1,474,110 |
| Interest on long-term debt | 2,027,268 | 100,550 | - | 2,127,818 | (1,459,504)(ii) | 668,314 |
| Capital and other taxes | 698,886 | - | - | 698,886 | | 698,886 |
| Depletion and amortization | 13,250,972 | 765,642 | - | 14,016,614 | 2,837,291(i)(vi)<br>(57,954)(v) | 16,795,951 |
| Site restoration | 800,627 | - | - | 800,627 | 57,954(v)<br>102,877(vii) | 961,458 |
| | 28,784,464 | 1,816,363 | 2,290,667 | 32,891,494 | 1,925,523 | 34,817,017 |
| **Operating income** | 14,350,340 | 2,287,783 | 4,653,333 | 21,291,456 | (1,925,523) | 19,365,933 |
| **Provision for income taxes (recovery)** | | | | | | |
| Current | - | 1,204,687 | - | 1,204,687 | (1,204,687)(iv) | - |
| Future | (3,398,333) | - | - | (3,398,333) | | (3,398,333 |
| **Net income (loss) for the period** | 17,748,673 | 1,083,096 | 4,653,333 | 23,485,102 | (720,836) | 22,764,266 |
| **Retained earnings – Beginning of period** | 6,080,443 | 3,220,990 | - | 9,301,433 | | 9,301,433 |
| Dividend of 1% residential interest | (337,877) | - | - | (337,877) | | (337,877 |
| **Retained earnings – End of period** | 23,491,239 | 4,304,086 | 4,653,333 | 32,448,658 | (720,836) | 31,727,822 |
| **Net income per unit – Fully diluted** | 1.514 | | | | | 1.252 |

1. **Basis of presentation**

The pro-forma combined financial statement of APF Energy Trust (the "Trust") has been prepared by management to give effect to the purchase of Alliance Energy Inc. ("Alliance"), including the Southeast Saskatchewan Properties. Alliance is involved in oil and gas exploration, development and production in Canada. The pro-forma combined financial statement has been prepared from information derived from September 30, 2001 unaudited combined historical financial statements of the Trust, the February 28, 2001 unaudited financial statements of Alliance and the four month April 30, 2001 unaudited operating statements for the Southeast Saskatchewan Properties (the fourth month calculated as one-third of the March 31, 2001 quarter), and the assumptions set out in note 2 below.

The Southeast Saskatchewan Properties were acquired by Alliance on April 30, 2001 following the Trust's acquisition of Alliance on April 11, 2001. The pro-forma combined statement of operations and retained earnings gives effect to those transactions as if they occurred January 1, 2001.

The pro-forma combined financial statement may not be indicative of the financial position or the results of operations of the Trust which will be obtained upon completion of the arrangements. In preparing the pro-forma financial statement no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

Accounting policies used in the preparation of the pro-forma financial statement are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2000. In the opinion of management, the pro-forma financial statement includes all adjustments for fair presentation.

The pro-forma statement should be read in conjunction with the Trust's combined financial statements as at and for the year ended December 31, 2000, the audited financial statements of Alliance as at and for the year ended November 30, 2000 and the interim statements at September 30, 2001 and February 28, 2001, respectively.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. ("APF Energy") will effectively transfer 99% of the economic interest in such properties to the unitholders of the Trust ("Unitholders"). The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF Energy but does not confer ownership in the underlying resource properties. APF Energy is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay the debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF Energy, management fees paid to APF Energy Management Inc. in respect of the management of APF Energy and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF Energy for Crown royalties and charges in respect of production allocable to the Royalty.

2. **Pro-forma adjustments and assumptions**

(a) The purchase of Alliance and the Southeast Saskatchewan Properties are both included in the Trust's combined balance sheet at September 30, 2001 and accordingly, no pro-forma balance sheet has been prepared at September 30, 2001.

(b) The pro-forma combined statement of operations and retained earnings (and Note 3, as applicable) has been prepared as if the proposed transactions took place on January 1, 2001:

(i) the purchase price allocated to Alliance capital assets is amortized on a unit-of-production basis;

(ii) the interest on the increase in long-term debt as a result of the purchase of Alliance and the Southeast Saskatchewan Properties of approximately $75 million and the decrease in long-term debt as a result of the issue of Trust Units of approximately $89 million, including proceeds from the offering under this short form prospectus, has been recorded at 7.5% per annum;

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current and future taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2001. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. Tax and accounting deductions for capital assets in APF Energy have been assumed to be the same;

(v) site restoration charges were adjusted to conform the presentation;

(vi) the depletion adjustment for Southeast Saskatchewan Properties is calculated on a unit of production basis;

(vii) site restoration for Southeast Saskatchewan Properties is calculated on a unit of production basis using the same rate as for the Trust;

(viii) general and administrative expense for Southeast Saskatchewan Properties is calculated at $0.75 per barrel produced;

(ix) the royalty distribution assumes that the working capital reserve will be adjusted to preserve the distributions to Unitholders on a per unit basis unless the working capital reserve is being drawn down. It is assumed that no part of the working capital reserve is used to pay additional distributions;

(x) the deemed number of Trust Units outstanding at January 1, 2001, assuming all of the transactions took place on that date, totals 18,183,880 Trust Units for purposes of per unit calculations. This includes the issue of 1,080,000 Trust Units on October 22, 2001 and 2,600,000 Trust Units under this short form prospectus.

3. **Pro-Forma Royalty Distribution**

| | APF Energy Trust September 30, 2001 | Alliance Energy Inc. February 28, 2001 | Saskatchewan Acquisition April 30, 2001 | Combined | Adjustments (Note 2(b)) | Total |
|---|---|---|---|---|---|---|
| **Oil and natural gas sales** | 52,425,618 | 5,260,905 | 8,289,280 | 65,975,803 | | 65,975,803 |
| **Other operating revenue** | 941,258 | - | 152,053 | 1,093,311 | | 1,093,311 |
| Gross overriding royalties and lessor's royalties | (4,596,353) | (534,887) | (226,063) | (5,357,303) | | (5,357,303) |
| | 48,770,523 | 4,726,018 | 8,215,270 | 61,711,811 | | 61,711,811 |
| Less | | | | | | |
| Operating costs | 8,787,173 | 720,591 | 2,290,667 | 11,798,431 | | 11,798,431 |
| Debt services charges | 2,027,268 | 100,550 | - | 2,127,818 | (1,459,504)(ii) | 668,314 |
| Management fees | 1,193,417 | - | - | 1,193,417 | 280,693(iii) | 1,474,110 |
| General and administrative expense | 2,026,121 | 229,580 | - | 2,255,701 | 164,167(viii) | 2,419,868 |
| Capital expenditures | 9,586,293 | - | - | 9,586,293 | | 9,586,293 |
| Drawdown on credit facilities | (9,586,293) | - | - | (9,586,293) | | (9,586,293) |
| Abandonment fund contribution | 250,000 | - | - | 250,000 | | 250,000 |
| Capital and other taxes | 698,886 | - | - | 698,886 | | 698,886 |
| | 14,982,865 | 1,050,721 | 2,290,667 | 18,324,253 | (1,014,644) | 17,309,608 |
| **Income subject to the Royalty** | 33,787,658 | 3,675,297 | 5,924,603 | 43,387,558 | 1,014,644 | 44,402,202 |
| **99% of income subject to the Royalty** | 33,449,781 | 3,638,544 | 5,865,357 | 42,953,682 | 1,004,498 | 43,958,180 |
| **Crown charges – net** | (5,579,361) | (621,872) | (1,258,557) | (7,459,790) | | (7,459,790) |
| **Distributable income** | 27,870,420 | 3,016,672 | 4,606,800 | 35,493,892 | 1,004,498 | 36,498,390 |
| **Working capital (reserve) drawdown** | 869,297 | (3,016,672) | (4,606,800) | (6,754,175) | 6,754,175(ix) | - |
| **Distributable income (after working capital reserve)** | 28,739,717 | - | - | 28,739,717 | 7,758,673 | 36,498,390 |
| **Income distributable to date** | 25,113,747 | - | - | 25,113,747 | - | 25,113,747 |
| **Royalty distribution payable** | 3,625,970 | - | - | 3,625,970 | 7,758,673 | 11,384,643 |
| **Distributable Income per Unit** | 2.392 | | | | | 2.007 |
| **Distributable income (after working capital reserve, before special distribution) per Unit** | 2.466 | | | | | 2.007 |

4. **Royalty**

The Trust follows the full cost method of accounting for royalty interests whereby all costs of acquiring and developing interests are capitalized.

The Royalty is depleted on the unit-of-production method based on proved reserves.

The cost of Royalty less accumulated depletion is limited to an amount equal to the estimated future net revenue from proved reserves (based on constant prices and costs at the balance sheet date) less estimated future general and administrative, financing and site restoration costs.

## 5. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units. As of September 30, 2001, there were 14,503,880 Trust Units outstanding.

The authorized share capital of APF Energy consists of an unlimited number of common shares of which 10 were issued at $1.00 per share as at September 30, 2001.

## 6. Income taxes

The Trust is a taxable trust under the *Income Tax Act* (Canada). The Trust allocates all of its income to its Unitholders. Accordingly, no provision has been made for income taxes in the Trust financial statements as income taxes are the responsibility of the individual Unitholders. Income tax provision is booked for the company holding the working interest for the royalty.

## 7. Other significant accounting policies

See Note 2 in the audited combined financial statements of APF Energy Trust/APF Energy Inc. for the period ended December 31, 2000, which are incorporated in this prospectus by reference.

## 8. Underwriting Agreement

On January 25, 2002 the Trust, APF Energy and APF Energy Management Inc. entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $25,350,000 before expenses, to make payment to APF Energy for the Royalty on oil and gas properties previously acquired and provide working capital to APF Energy, which APF Energy will initially use to reduce the amount owing on its demand revolving credit facility.

The Trust has granted to the underwriters an option to purchase an additional 650,000 Trust Units at $9.75 per Trust Unit exercisable until 48 hours prior to the date of closing. No adjustment was made with respect to this option.

## CERTIFICATES OF THE TRUST AND THE PROMOTER

Dated: January 25, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

APF ENERGY TRUST

By: APF ENERGY INC.

*(Signed) Martin Hislop*
Chief Executive Officer

*(Signed) Alan MacDonald*
Chief Financial Officer

On Behalf of the Board of Directors

*(Signed) Steven Cloutier*

*(Signed) Donald Engle*

APF ENERGY MANAGEMENT INC.
Manager of APF ENERGY TRUST

*(Signed) Martin Hislop*
Chief Executive Officer

*(Signed) Alan MacDonald*
Chief Financial Officer

On Behalf of the Board of Directors

*(Signed) Martin Hislop*

*(Signed) Steven Cloutier*

PROMOTER

APF ENERGY MANAGEMENT INC.

*(Signed) Martin Hislop*
Chief Executive Officer

## CERTIFICATE OF THE UNDERWRITERS

Dated: January 25, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: *(Signed) Eric McFadden*

CIBC WORLD MARKETS INC.

By: *(Signed) Arthur N. Korpach*

NATIONAL BANK FINANCIAL INC.

By: *(Signed) L. Trevor Anderson*

RESEARCH CAPITAL CORPORATION

By: *(Signed) Jacob Roorda*

TD SECURITIES INC.

By: *(Signed) Lee A. Pettigrew*

DUNDEE SECURITIES CORPORATION

By: *(Signed) Jennifer K. Stevenson*

BOWNE
PRINTED IN CANADA
O06345



# APF ENERGY TRUST




SEC MAIL PROCESSING
RECEIVED
JAN 31 2002
354
WASH, D.C. SECTION

**NEWS RELEASE**
**TSE: AY.UN**

## APF Energy Trust Announces $25,350,000 Offering of Trust Units

January 24, 2002 – APF Energy Trust ("APF") announces that it has entered into an agreement to sell, on a bought deal basis, 2,600,000 trust units at $9.75 per trust unit, to a syndicate of underwriters led by Scotia Capital and including CIBC World Markets Inc., National Bank Financial Inc., Research Capital Corporation, TD Securities Inc., and Dundee Securities Corporation. In addition, APF has granted the underwriters an option to acquire up to an additional 650,000 trust units on the same terms and conditions until 48 hours prior to Closing.

The first cash distribution in which the Trust Units offered hereunder will be entitled to participate will be for the month of February 2002 and will be payable on or about March 15, 2002.

The net proceeds of the issue will be used to repay outstanding indebtedness, to fund future acquisitions and capital expenditures and for general corporate purposes.

The issue will be offered in all provinces of Canada and to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933 and internationally as permitted. The offering is subject to normal regulatory approval and is expected to close on or about February 13, 2002.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The trust units offered will not and have not been registered under the United States Securities Act of 1933 as amended and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

APF is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF trade on the Toronto Stock Exchange under the symbol "AY.UN". APF is managed by APF Energy Management Inc., a Calgary-based company.

**For further information, please contact:**
Steve Cloutier, Executive Vice President & Chief Operating Officer
Alan MacDonald, V.P. Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1074
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com



# APF ENERGY TRUST


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C. SECTION

**NEWS RELEASE**
**TSE: AY.UN**

# APF ENERGY RELEASES INDEPENDENT ENGINEERING EVALUATION

**January 22, 2002** — APF Energy Trust announced that Gilbert Laustsen Jung Associates Ltd. ("GLJ") has completed its evaluation of the oil and gas assets and undeveloped land of APF Energy Inc. ("APF"), effective January 1, 2002.

| Reserve Category | Net Present Value of Reserves ($000) | | |
|---|---|---|---|
| | 10% | 12% | 15% |
| Proved | 142,611 | 133,062 | 121,256 |
| Proved + Probable | 173,124 | 159,781 | 143,596 |
| Established | 157,867 | 146,421 | 132,426 |

| Reserve Category | Reserve Volumes | | | |
|---|---|---|---|---|
| | Gas (mmcf) | Oil (mbbl) | NGL (mbbl) | Total (mboe) |
| Proved | 44,140 | 11,258 | 482 | 19,097 |
| Proved + Probable | 57,830 | 14,782 | 568 | 24,988 |
| Established | 50,980 | 13,020 | 525 | 22,042 |

Notes Regarding Tables: Gas converted at 6 mcf = 1 boe. NGL converted at 1 bbl = 1 boe. "Established Reserves" are 100% of proved reserves plus 50% of probable reserves. The net present value of future cash flow ("NPV") is after deduction of estimated future capital expenditures, royalty burdens, operating expenses and abandonment costs and prior to any provision for income taxes, debt service charges, management fees and general and administrative expenses. It should not be assumed that the NPV is representative of the fair market value of the assets. NPV is based on GLJ's escalated price forecast as of January 1, 2002, which assumes a base 2002 oil price of US$20.00 per barrel and an average Alberta price of C$3.95/mmbtu for gas (0.95 mcf = 1 mmbtu). Reserves are gross company interest reserves before deduction of royalties.

In addition to the reserves, GLJ also valued APF's 109,513 acres of undeveloped land at $4.9 million. The value was derived by reference to historical land sales proximate to APF's undeveloped acreage, and considering APF's applicable working interest.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada. Since inception, it has declared cumulative distributions of $10.15 per unit, surpassing its $10.00 IPO price in December of 1996.

**For further information, please contact:**

Steve Cloutier, Executive Vice President & Chief Operating Officer
Alan MacDonald, V.P. Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1074
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com



# APF ENERGY TRUST


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C. SECTION

**NEWS RELEASE**
TSE: AY.UN

## APF ENERGY TRUST ANNOUNCES $0.15 MONTHLY DISTRIBUTION

**January 21, 2002** - APF Energy Trust announced that its next monthly distribution will be $0.15 per trust unit. Payment will be made on February 15, 2002, to unitholders of record on January 31, 2002. The ex-distribution date is January 29, 2002.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada. With this payment, APF has declared cumulative distributions of $10.15 per unit, surpassing its $10.00 IPO price in December of 1996.

**For further information, please contact:**
Steve Cloutier, Executive Vice President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com